Exhibit 2.2

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

BY AND AMONG

INSURANCE AUTO AUCTIONS, INC.,

THE SHAREHOLDERS OF SALVAGE DISPOSAL COMPANY OF GEORGIA,

JANET L. COVEY, AS SHAREHOLDERS’ REPRESENTATIVE,

AND, SOLELY FOR PURPOSES OF SECTION 6.11 AND ARTICLE XI,

VERASTAR, LLC

DATED JANUARY 11, 2008

i

EXHIBITS AND SCHEDULES

Exhibits and Annexes

Exhibit A	Shareholders and Subject Securities	1
Exhibit B	Salvage Disposal Waiver and Termination	1
Exhibit C	Auto Disposal Waiver and Termination	1
Exhibit D	Continuing Due Diligence	1
Exhibit E	Change of Control	1
Annex A	Form of Report to Verify Vehicles Processed	5
Exhibit 3.02(e)-1	New Real Estate Lease	7
Exhibit 3.02(e)-2	New Real Estate Lease Terms	7
Exhibit 3.02(m)	Form of Release	8
Exhibit 3.02(p)	Transition Services and License Agreement	9
Exhibit 3.02(q)-1	Consulting Agreements	9
Exhibit 3.02(q)-2	Consulting Agreements - Parties	9
Exhibit 3.02(r)	Opinion of Counsel	9

Schedules

Schedule 2.01(b)	Payoff – Transaction Expenses	73
Schedule 2.01(c)	Payoff – Indebtedness	3
Schedule 2.04	Excluded Assets and Excluded Liabilities	7
Schedule 3.02(b)(i)	Required Consents	8
Schedule 3.02(b)(ii)	Licenses and Permits	8
Schedule 4.01	Foreign Qualifications	10
Schedule 4.04	Subsidiaries	11
Schedule 4.05	Government Entity Consents and Approvals	11
Schedule 4.06	Financial Statements	12
Schedule 4.07	Certain Changes and Events	12
Schedule 4.08	Tax Matters	13
Schedule 4.09(a)	Material Contracts	14
Schedule 4.09(b)(i)	Enforceability of Material Contracts	14
Schedule 4.09(b)(ii)	Material Contracts Subject to Restrictions	14
Schedule 4.10(a)	Real Property	15
Schedule 4.10(b)	Interference with Use of Real Property	15
Schedule 4.10(c)	Pending Issues - Real Property	16
Schedule 4.10(d)	Real Property Encumbrances	16
Schedule 4.10(f)	Leasehold Interests	16
Schedule 4.10(g)	Location of Assets	16
Schedule 4.10(h)	Zoning	16
Schedule 4.10(j)	Improvements	17
Schedule 4.13(a)	Trade Names	18
Schedule 4.13(b)	Licensed Intellectual Property	18
Schedule 4.13(c)	Rights to Intellectual Property	18

v

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (“Agreement”), dated as of January 11, 2008, is made and entered into by and among Insurance Auto Auctions, Inc., an Illinois corporation (“Purchaser”), the shareholders of Salvage Disposal Company of Georgia, a Georgia corporation (“Salvage Disposal”), listed on the signature pages hereof (each individually, a “Shareholder” and, collectively, the “Shareholders”), Janet L. Covey, with respect to Sections 1.02, 2.02, 2.03, 6.01, 7.01, 7.02, 7.05, Article X, Article XI, Sections 12.07 and 12.09, Article XIII, Section 14.01 and Section 15.01 only, and any of the Sections herein relating thereto, not individually but solely in her capacity as the Shareholders’ Representative and, solely for purposes of Article XI and Section 6.11, Verastar, LLC, a Georgia limited liability company (“Verastar”).

WITNESSETH:

WHEREAS, Salvage Disposal is engaged in the business of towing, appraising, auctioning and selling damaged, abandoned, repossessed, total loss, used and recovered theft Vehicles (the “Business”); and

WHEREAS, each Shareholder is the owner of the shares of common stock of Salvage Disposal (the “Shares”) set forth opposite such Shareholder’s name on Exhibit A attached hereto, and each Shareholder intends to sell to Purchaser hereunder the number of such Shares set forth opposite such Shareholder’s name on Exhibit A attached hereto, which Shares, in the aggregate, constitute one hundred percent (100%) of the issued and outstanding shares of Salvage Disposal (the “Subject Securities”); and

WHEREAS, the Shareholders collectively own all of the issued and outstanding equity interests of Verastar, which entity owns certain Intellectual Property used by Salvage Disposal in connection with the Business; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Purchaser’s willingness to enter into this Agreement, Verastar and Salvage Disposal shall enter into and deliver the waiver and termination in the form attached hereto as Exhibit B (“Salvage Disposal Waiver and Termination”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Purchaser’s willingness to enter into this Agreement, Verastar and the Auto Disposal Entities shall enter into and deliver the waiver and termination in the form attached hereto as Exhibit C (“Auto Disposal Waiver and Termination”); and

WHEREAS, Purchaser, in reliance upon the representations, warranties and covenants of the Shareholders set forth herein, desires to purchase the Subject Securities from the Shareholders, and the Shareholders desire to sell, transfer and convey the Subject Securities to Purchaser at the Closing on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the mutual representations, warranties, covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I.

PURCHASE OF SUBJECT SECURITIES

Section 1.01. Purchase and Sale. On the terms set forth in this Agreement and subject to the conditions set forth in Article VIII and Article IX hereof, at the Closing: (a) each Shareholder shall sell, transfer, assign and deliver to Purchaser all of such Shareholder’s right, title and interest in and to the Subject Securities owned by such Shareholder, free and clear of all Encumbrances; and (b) Purchaser shall purchase, acquire and accept the Subject Securities from each Shareholder.

Section 1.02. Subsequent Documentation. At any time and from time to time after the Closing, each Shareholder shall, upon the request of Purchaser, and Purchaser shall, upon the request of the Shareholders’ Representative, promptly execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, such further instruments and other documents, and perform or cause to be performed such further acts, as may be reasonably required to evidence or effectuate the sale, conveyance, transfer, assignment and delivery hereunder of the Subject Securities, the performance by the parties of any of their respective obligations under this Agreement and to carry out the purposes and intent of this Agreement.

ARTICLE II.

PURCHASE PRICE

Section 2.01. Purchase Price. In consideration for the Subject Securities and the rights and benefits conferred by the Shareholders pursuant to this Agreement, including, without limitation, the representations, warranties and covenants of the Shareholders contained herein and the Related Agreements, at the Closing, Purchaser shall:

(a) pay to the Shareholders by wire transfer of immediately available funds to one or more accounts designated by the Shareholders in writing at least two (2) Business Days prior to the Closing Date an amount equal to Fifty-Six Million Four Hundred Seventy Thousand Five Hundred Dollars ($56,470,500), minus the Holdback Amount, minus the Transaction Expenses, minus the Payoff Amount (such net amount the “Closing Payment”), to be allocated and paid to the Shareholders in accordance with the percentage allocation set forth on Exhibit A attached hereto;

(b) pay, on behalf of Salvage Disposal and/or the Shareholders, the Transaction Expenses, if any, by wire transfer of immediately available funds, in accordance with Payoff Letters provided with respect to such Transaction Expenses; and

(c) pay, on behalf of Salvage Disposal, the Payoff Amount, by wire transfer of immediately available funds, in accordance with Payoff Letters provided with respect to the Indebtedness for borrowed money listed on Schedule 2.01(c).

The amounts set forth in subsections (a), (b) and (c), along with the amounts payable to the Shareholders pursuant to Section 2.02, are referred to collectively as the “Purchase Price”).

Section 2.02. Earn-Out Payments. In addition to those portions of the Purchase Price described in Section 2.01 hereof, Purchaser shall pay, or cause to be paid, by wire transfer of immediately available funds to the Shareholders in accordance with the percentage allocation set forth on Exhibit A attached hereto:

(a) One Million Two Hundred Sixty-Nine Thousand Dollars ($1,269,000) on or before each of the first anniversary of the Closing Date, the second anniversary of the Closing Date and the third anniversary of the Closing Date (collectively, the “Deferred Payments”), which payments shall not bear interest; provided, however, that, in the event of a Change of Control of KAR or Purchaser or an Initial Public Offering prior to the third anniversary of the Closing Date, all remaining unpaid Deferred Payments as of the date of the consummation of such Change of Control or Initial Public Offering shall become immediately due and payable as of the date of the consummation of such Change of Control or Initial Public Offering.

(b) Subject to Sections 2.02(c) through (e) and Section 2.02(i), if the number of Processed Vehicles:

(i) during the period beginning January 1, 2008 and ending December 31, 2008 is (A) greater than 90% of the Target Volume but less than or equal to 91% of the Target Volume, Purchaser shall pay to the Shareholders an aggregate amount equal to One Hundred Twenty-Six Thousand Nine Hundred Dollars ($126,900) for such one (1) year period; (B) greater than 91% of the Target Volume, but less than or equal to 93% of the Target Volume, Purchaser shall pay to the Shareholders an aggregate amount equal to Two Hundred Eleven Thousand Five Hundred Dollars ($211,500) for such one (1) year period; (C) greater than 93% of the Target Volume but less than or equal to 95% of the Target Volume, Purchaser shall pay to the Shareholders an aggregate amount equal to Four Hundred Twenty-Three Thousand Dollars ($423,000) for such one (1) year period; (D) greater than 95% of the Target Volume, but less than or equal to 98% of the Target Volume, Purchaser shall pay to the Shareholders an aggregate amount equal to Seven Hundred Sixty-One Thousand Four Hundred Dollars ($761,400) for such one (1) year period; (E) greater than 98% of the Target Volume, but less than 100% of the Target Volume, Purchaser shall pay to the Shareholders an aggregate amount equal to One Million Fifty-Seven Thousand Five Hundred Dollars ($1,057,500) for such one (1) year period; or (F) equal to or greater than 100% of the Target Volume, Purchaser shall pay to the Shareholders an amount equal to One Million Two Hundred Sixty-Nine Thousand Dollars ($1,269,000) plus Twenty-Five Dollars and Thirty-Eight Cents ($25.38) per Processed Vehicle in excess of 100% of the Target Volume during such one (1) year period, provided that in no event shall such payment be greater than One Million Five Hundred Twenty-Two Thousand Eight Hundred Dollars ($1,522,800) (the “2008 Earn-Out Payment”), which 2008 Earn-Out Payment shall be payable as of February 15, 2009;

(ii) during the period beginning January 1, 2009 and ending December 31, 2009 is (A) greater than 90% of the Target Volume but less than or equal to 91% of the Target Volume, Purchaser shall pay to the Shareholders an aggregate amount equal to

One Hundred Twenty-Six Thousand Nine Hundred Dollars ($126,900) for such one (1) year period; (B) greater than 91% of the Target Volume, but less than or equal to 93% of the Target Volume, Purchaser shall pay to the Shareholders an aggregate amount equal to Two Hundred Eleven Thousand Five Hundred Dollars ($211,500) for such one (1) year period; (C) greater than 93% of the Target Volume but less than or equal to 95% of the Target Volume, Purchaser shall pay to the Shareholders an aggregate amount equal to Four Hundred Twenty-Three Thousand Dollars ($423,000) for such one (1) year period; (D) greater than 95% of the Target Volume, but less than or equal to 98% of the Target Volume, Purchaser shall pay to the Shareholders an aggregate amount equal to Seven Hundred Sixty-One Thousand Four Hundred Dollars ($761,400) for such one (1) year period; (E) greater than 98% of the Target Volume, but less than 100% of the Target Volume, Purchaser shall pay to the Shareholders an aggregate amount equal to One Million Fifty-Seven Thousand Five Hundred Dollars ($1,057,500) for such one (1) year period; or (F) equal to or greater than 100% of the Target Volume, Purchaser shall pay to the Shareholders an amount equal to One Million Two Hundred Sixty-Nine Thousand Dollars ($1,269,000) plus Twenty-Five Dollars and Thirty-Eight Cents ($25.38) per Processed Vehicle in excess of 100% of the Target Volume during such one (1) year period, provided that in no event shall such payment be greater than One Million Five Hundred Twenty-Two Thousand Eight Hundred Dollars ($1,522,800) (the “2009 Earn-Out Payment”), which 2009 Earn-Out Payment shall be payable as of February 15, 2010;

(iii) during the period beginning January 1, 2010 and ending December 31, 2010 is (A) greater than 90% of the Target Volume but less than or equal to 91% of the Target Volume, Purchaser shall pay to the Shareholders an aggregate amount equal to One Hundred Twenty-Six Thousand Nine Hundred Dollars ($126,900) for such one (1) year period; (B) greater than 91% of the Target Volume, but less than or equal to 93% of the Target Volume, Purchaser shall pay to the Shareholders an aggregate amount equal to Two Hundred Eleven Thousand Five Hundred Dollars ($211,500) for such one (1) year period; (C) greater than 93% of the Target Volume but less than or equal to 95% of the Target Volume, Purchaser shall pay to the Shareholders an aggregate amount equal to Four Hundred Twenty-Three Thousand Dollars ($423,000) for such one (1) year period; (D) greater than 95% of the Target Volume, but less than or equal to 98% of the Target Volume, Purchaser shall pay to the Shareholders an aggregate amount equal to Seven Hundred Sixty-One Thousand Four Hundred Dollars ($761,400) for such one (1) year period; (E) greater than 98% of the Target Volume, but less than 100% of the Target Volume, Purchaser shall pay to the Shareholders an aggregate amount equal to One Million Fifty-Seven Thousand Five Hundred Dollars ($1,057,500) for such one (1) year period; or; or (F) equal to or greater than 100% of the Target Volume, Purchaser shall pay to the Shareholders an amount equal to Three Million Eight Hundred Seven Thousand Dollars ($3,807,000), minus the 2008 Earn-Out Payment minus the 2009 Earn-Out Payment, for such one (1) year period (the “2010 Earn-Out Payment” and, together with the 2008 Earn-Out Payment and the 2009 Earn-Out Payment, collectively, the “Earn-Out Payments”), which 2010 Earn-Out Payment shall be payable as of February 15, 2011; and

(iv) provided, however, that, in the event of a Change in Control of either KAR or Purchaser that results from a Business Combination with any Person engaged in the Business prior to February 15, 2011, an amount equal to the sum of all Earn-Out Payments potentially payable for any present or future periods pursuant to any of the foregoing subsections 2.02(b)(i), (ii) or (iii) that are unpaid as of the date of the consummation of such Change of Control (whether or not earned or accrued, or expected to be earned or accrued) shall become immediately due and payable as of the date of the consummation of such Change of Control.

(c) If the number of Processed Vehicles during any of the one (1) year periods described in Section 2.02(b) is equal to or less than 90% of the Target Volume, the amount of the Earn-Out Payment due for such one (1) year period shall be Zero Dollars ($0).

(d) The amounts payable to Shareholders pursuant to this Section 2.02 shall be in addition to such amounts as may be payable to the Auto Disposal Shareholders pursuant to Section 2.02 of the Auto Disposal Purchase Agreement. Notwithstanding anything to the contrary contained herein, in no event will the aggregate amount that Purchaser shall be obligated to pay the Shareholders with respect to the Earn-Out Payments hereunder, together with any award pursuant to Section 2.02(h), but excluding any reasonable attorneys fees or expenses awarded to Shareholders pursuant to Section 2.02(h), Section 11.01(c)(ii) or Section 12.09, exceed, in the aggregate, Three Million Eight Hundred Seven Thousand Dollars ($3,807,000).

(e) The Earn-Out Payments shall not bear interest.

(f) Purchaser shall have the right to cause Salvage Disposal and Auto Disposal to operate in such a manner as Purchaser, in its sole and absolute discretion deems appropriate, including, without limitation, the price, fees, terms and conditions with respect to which Salvage Disposal or Auto Disposal shall auction vehicles. Purchaser shall have no obligation whatsoever to manage or operate Salvage Disposal or Auto Disposal in a manner that results in the maximum number of Vehicles sold during any particular period. Notwithstanding the forgoing, Purchaser agrees to operate Salvage Disposal and Auto Disposal in good faith and in accordance with reasonable business practices and not to operate Salvage Disposal or Auto Disposal in any manner designed or attempting to reduce or avoid such Earn-Out Payments.

(g) Within fifteen (15) Business Days of the end of each fiscal quarter from the Closing Date until the date on which the last of the Earn-Out Payments is due and payable, Purchaser shall prepare and deliver to the Shareholders’ Representative a report, substantially in the form of Annex A hereto. Within fifteen (15) Business Days of the end of each one (1) year period for which Earn Out Payments are to be determined between the Closing Date until the date on which the last of the Earn-Out Payments is due and payable, Purchaser shall prepare and deliver to the Shareholders’ Representative a certification, signed by Purchaser’s Chief Financial Officer, as to the number of Processed Vehicles during such one (1) year period. The Shareholders’ Representative shall have the right to audit the records of Salvage Disposal, Auto Disposal and Purchaser that relate to the determination of the Processed Vehicles in connection with the calculation of any Earn-Out Payment. Within fifteen (15) Business Days after such written request has been made, such records shall be made available to the Shareholders’ Representative or its designees; provided that, prior, and as a condition, to Purchaser providing such records to any such designees, such designees execute a confidentiality and non-disclosure agreement as reasonably required by Purchaser.

(h) Dispute Resolution.

(i) If Purchaser and the Shareholders’ Representative are unable to resolve any disagreement with respect to any Earn-Out Payment payable hereunder, then either the Shareholders’ Representative or Purchaser may refer the items in dispute to the Accountants, except for matters described in (h)(ii) below. Promptly, but not later than thirty (30) days after acceptance of its appointment, the Accountants will determine (based solely on presentations to the Accountants by the Shareholders’ Representative and Purchaser and not by independent review) and will render a report as to the disputes and the resulting Earn-Out Payment, which report will be conclusive and binding upon the parties. In resolving any disputed item, the Accountants may not assign a value to any particular item greater than the greatest value for such item claimed by either party or less than the lowest value for such item claimed by either party, in each case as presented to the Accountants and subject to Section 2.02(d). The fees and expenses of the Accountants shall be borne by Shareholders, on the one hand, and Purchaser, on the other hand, based upon the percentage that the amount not awarded to Purchaser or Shareholders bears to the amount actually contested by such party.

(ii) If Purchaser and the Shareholders’ Representative are unable to resolve any disagreement with respect to Purchaser’s satisfaction of the standard of conduct set forth in paragraph (f) above, then Shareholders’ Representative shall deliver to Purchaser a written notice specifying such dispute in reasonable detail and, for thirty (30) days following delivery of such notice, each of the parties shall negotiate in good faith to resolve such dispute prior to taking other remedial action. In the event that such dispute is not resolved after such thirty (30) day period, either Purchaser or Shareholders’ Representative may, subject to Section 2.02(d), take other action as it deems necessary to resolve such dispute including the filing of a civil action pursuant to Section 15.14. All reasonable fees (including reasonable attorneys fees) and expenses of any action, suit or proceeding regarding this Section 2.02(h)(ii) whether incurred by Purchaser or Shareholders, shall be borne (i) solely by Purchaser in the event that the Shareholders’ Representative is the prevailing party with respect to the matters on which Purchaser or the Shareholders’ Representative has filed such civil action, and (ii) solely by Shareholders in the event that Purchaser is the prevailing party with respect to the matters on which Purchaser or the Shareholders’ Representative has filed such civil action; provided, however, that neither the Shareholders nor Purchaser shall be obligated for any fees (including reasonable attorneys fees of the other) that exceed, in aggregate, for any dispute or disputes arising under this Section 2.02(h)(ii), Section 11.01(c)(ii) or Section 12.09 of this Agreement, Two Hundred Fifty Thousand Dollars ($250,000); provided, further, that the foregoing fee limitation of Two Hundred Fifty Thousand Dollars ($250,000) shall not apply to any attorneys fees to which Shareholders or Purchaser may be awarded under any order, writ, judgment, award, injunction or decree of any Governmental Entity.

(i) Determination of Earn-Out Periods. In the event that, by mutual agreement of the parties, the Closing occurs after January 31, 2008, for purposes of calculating the Earn-Out Payments, each of the applicable periods set forth in Section 2.02(b) shall be deemed amended such that,

(i) (A) the applicable period for Section 2.02(b)(i) shall be the one (1) year period beginning on the first calendar day of the calendar month of such Closing (the “Measurement Date”), (B) the applicable period for Section 2.02(b)(ii) shall be the one (1) year period beginning as of the first anniversary of the Measurement Date and (C) the applicable period for Section 2.02(b)(iii) shall be the one (1) year period beginning as of the second anniversary of the Measurement Date; and

(ii) (A) the 2008 Earn-Out Payment shall be payable as of the date that is forty-five (45) days after the end of the one (1) year period set forth in Section 2.02(i)(i)(A) above, (B) the 2009 Earn-Out Payment shall be payable as of the date that is forty-five (45) days after the end of the one (1) year period set forth in Section 2.02(i)(i)(B) above and (C) the 2010 Earn-Out Payment shall be payable as of the date that is forty-five (45) days after the end of the one (1) year period set forth in Section 2.02(i)(i)(C) above.

Section 2.03. Pre-Closing Payables; True-Up with Prepaids Amount.

(a) All Pre-Closing Payables shall be the sole responsibility and obligation of the Shareholders. All charges against Salvage Disposal or Knox for electricity, telephone, gas and water utility charges that constitute Pre-Closing Payables shall be pro-rated as of the opening of business on the Closing Date between the Shareholders and Purchaser (based upon the number of days in applicable pre-Closing and post-Closing periods). On the forty-fifth (45th) day after the Closing Date (the “Payables Determination Date”), Purchaser shall deliver to the Shareholders’ Representative a statement setting forth (a) all Pre-Closing Payables, (b) copies of invoices for all such Pre-Closing Payables, and (c) the aggregate dollar amount of such Pre-Closing Payables (the “Pre-Closing Payables Amount”).

(b) If the Pre-Closing Payables Amount exceeds the Prepaids Amount by an amount (the “Pre-Closing Payables Excess Amount”) that exceeds the Holdback Amount, then Purchaser shall retain the Holdback Amount and set-off against any Deferred Payments and Earn-Out Payments otherwise payable to the Shareholders in an amount equal to the Pre-Closing Payables Excess Amount less the Holdback Amount. If there is a Pre-Closing Payables Excess Amount that does not exceed the Holdback Amount, Purchaser shall retain from the Holdback Amount the Pre-Closing Payables Excess Amount and pay the balance of the Holdback Amount to the Shareholders’ Representative for distribution to the Shareholders by wire transfer of immediately available funds within seven (7) days of the Payables Determination Date. If the Prepaids Amount exceeds the Pre-Closing Payables Amount by any amount (the “Prepaids Excess Amount”), then Purchaser shall pay (i) the Prepaids Excess Amount, and (ii) the entire Holdback Amount, to the Shareholders’ Representative for distribution to the Shareholders by wire transfer of immediately available funds within seven (7) days of the Payables Determination Date.

(c) If Purchaser and the Shareholders’ Representative are unable to resolve any disagreement with respect to amounts determined in the preceding subsections (a) and (b) of this Section 2.03, then either the Shareholders’ Representative or Purchaser may refer the items in dispute to the Accountants. Promptly, but not later than thirty (30) days after acceptance of its appointment, the Accountants will determine (based solely on presentations to the Accountants by the Shareholders’ Representative and Purchaser and not by independent review) and will render a report as to the disputes and the resulting payments, if any, appropriate pursuant to Section 2.03, which report will be conclusive and binding upon the parties. In resolving any disputed item, the Accountants may not assign a value to any particular item greater than the greatest value for such item claimed by either party or less than the lowest value for such item claimed by either party, in each case as presented to the Accountants. The fees and expenses of the Accountants shall be borne by Shareholders, on the one hand, and Purchaser, on the other hand, based upon the percentage that the amount not awarded to Purchaser or Shareholders bears to the amount actually contested by such party.

Section 2.04. Excluded Assets and Excluded Liabilities. Those assets of Salvage Disposal described below shall be transferred to the Shareholders immediately prior to Closing and shall be retained by the Shareholders and/or certain Affiliates of the Shareholders (other than Salvage Disposal and Knox) (collectively, the “Excluded Assets”) and shall not be conveyed to Purchaser: (a) all bank accounts used by Salvage Disposal, cash, cash equivalents and short term investments (for the avoidance of doubt, all checks written to Salvage Disposal and received by Salvage Disposal prior to the Closing shall be deposited in such accounts and all checks written by Salvage Disposal prior to the Closing but not paid prior to the Closing shall be paid out of such accounts); (b) the Owned Real Property; and (c) all of the assets set forth on Schedule 2.04. The Parties acknowledge and agree that (i) any liabilities or obligations of Salvage Disposal and Knox directly relating to the Excluded Assets, and (ii) the liabilities set forth on Schedule 2.04 (liabilities and obligations described in clause (i) through and including (ii) being referred to herein collectively as the “Excluded Liabilities”) will be the sole responsibility and obligation of the Shareholders. As of the Closing, neither Salvage Disposal nor Knox shall have any liability, responsibility or obligation whatsoever for or in connection with the Excluded Liabilities.

Section 2.05. 338(h)(10) Gross-Up. At the Closing, the Purchaser shall pay to the Shareholders by wire transfer of immediately available funds to an account designated by the Shareholders in writing at least two (2) Business Days prior to the Closing Date an amount equal to Nine Hundred Thousand Dollars ($900,000) as an amount agreed by the Parties as a Section 338(h)(10) Election gross-up.

ARTICLE III.

CLOSING

Section 3.01. Closing Date. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Katten Muchin Rosenman LLP, in Chicago, Illinois, at 12:00 p.m. Chicago time, on a mutually agreed date not later than two (2) Business Days following the satisfaction or waiver of all conditions set forth herein, or at such other time or place as the parties may mutually agree (the “Closing Date”). Title to the Subject Securities shall pass to Purchaser as of 11:59 p.m. Chicago time on the Closing Date, which shall be the effective time (“Effective Time”) for the transaction contemplated herein for all purposes.

Section 3.02. Deliveries by the Shareholders. At or prior to the Closing, as applicable, the Shareholders shall deliver (or caused to be delivered) to Purchaser the following agreements, documents and other items:

(a) Certificates representing the Shares, duly endorsed for transfer to Purchaser or accompanied by appropriate stock powers duly executed in blank on the Closing Date, and such other instruments or documents as are reasonably required to vest title in Purchaser to all of the Subject Securities, free and clear of any Encumbrances;

(b) Copies of each consent, waiver, authorization and approval listed on Schedule 3.02(b)(i) and copies of each License or Permit required to operate the Business as listed on Schedule 3.02(b)(ii);

(c) A Certificate of Good Standing of Salvage Disposal issued by the Secretary of State of Georgia, or other appropriate Governmental Entity, dated within ten (10) days of the Closing;

(d) A Certificate of Good Standing of Knox issued by the Secretary of State of Tennessee, or other appropriate Governmental Entity, dated within ten (10) days of the Closing;

(e) A counterpart of the New Real Estate Leases for each parcel of Real Property, as defined herein, duly executed by the applicable owner of such Real Property, in substantially the form attached hereto as Exhibit 3.02(e)-1 and upon the terms set forth on Exhibit 3.02(e)-2;

(f) The Payoff Letters, as contemplated pursuant to Sections 2.01(b) and 2.01(c) of this Agreement dated as of the Closing Date, and evidence reasonably satisfactory to Purchaser of the payment in full of all Transaction Expenses and Indebtedness indicated in such Payoff Letters and agreement to the release of all Encumbrances with respect to such Transaction Expenses or Indebtedness, as applicable;

(g) A certificate duly executed by the Shareholders, on behalf of Salvage Disposal and Knox, dated as of the Closing Date: (i) certifying as to the satisfaction of the conditions set forth in Section 8.01; and (ii) certifying as to the performance of each covenant and agreement of such Shareholder as set forth in Section 8.02;

(h) Salvage Disposal’s and Knox’s stock transfer books and stock ledgers;

(i) The Excluded Assets and Excluded Liabilities shall have been assigned, transferred, distributed and disposed of by Salvage Disposal in accordance with Section 2.04 of this Agreement and the Shareholders shall have delivered to Purchaser such documentation as Purchaser may reasonably request in connection with such transfer, assignment, distribution and/or disposition, including written evidence that any and all Encumbrances relating to any of the Excluded Liabilities have been terminated or released;

(j) Articles of incorporation or similar organization document of Salvage Disposal and Knox, certified by the Secretary of State or comparable Governmental Entity of the jurisdiction of its formation as of the date not more than ten (10) days prior to the Closing Date and the bylaws or similar organizational document or each of Salvage Disposal and Knox, certified by the secretary of Salvage Disposal or Knox, as applicable, as in effect at the Closing;

(k) A copy of the resolutions adopted to effectuate the Plan Freezing of Salvage Disposal’s 401(k) Plan and a copy of the amended plan document for Salvage Disposal’s 401(k) Plan evidencing the Plan Freezing;

(l) A duly executed and completed Internal Revenue Service Form 8023 making the Section 338(h)(10) Election in connection with the acquisition of the subject securities by Purchaser pursuant to the terms of this Agreement;

(m) A counterpart of the release, in form and substance as Exhibit 3.02(m) attached hereto (the “Release”), duly executed by the officers and directors of Salvage Disposal, Knox and the Shareholders;

(n) A non-foreign affidavit dated as of the Closing Date from each Shareholder, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code stating that such Shareholder is not a “foreign person” as defined in Section 1445 of the Code;

(o) Purchaser shall have received written resignations, effective as of the Closing Date, from each of the directors and corporate officers of Salvage Disposal and Knox;

(p) A counterpart of the transition services and license agreement in form and substance as Exhibit 3.02(p) attached hereto (the “Transition Services and License Agreement”), duly executed by Blue Pine Systems, Inc. and Purchaser;

(q) Counterparts of consulting agreements (each, a “Consulting Agreement”) in form and substance as Exhibit 3.02(q)-1 attached hereto, duly executed by each of those parties listed on Exhibit 3.02(q)-2; and

(r) An opinion of the counsel for the Shareholders, dated as of the Closing Date, substantially in the form of Exhibit 3.02(r) attached hereto.

Section 3.03. Deliveries by Purchaser. At the Closing, Purchaser shall deliver (or caused to be delivered) to the Shareholders originals, or copies if specified, of the following agreements, documents and other items:

(a) The Closing Payment;

(b) A Certificate of Good Standing of Purchaser issued by the Secretary of State of Illinois, dated within ten (10) days of the Closing;

(c) A counterpart of the New Real Estate Leases for each parcel of Real Property duly executed by Purchaser, in substantially the form attached hereto as Exhibit 3.02(e)-1 and upon the terms set forth on Exhibit 3.02(e)-2;

(d) A counterpart of the Release, duly executed by Purchaser;

(e) A counterpart of the Transition Services and License Agreement, duly executed by Purchaser;

(f) Counterparts of the Consulting Agreements, duly executed by Purchaser, in substantially the form attached hereto as Exhibit 3.02(q); and

(g) A certificate duly executed by the Secretary of Purchaser dated as of the Closing Date (i) certifying as to the satisfaction of the conditions set forth in Section 9.01; and (ii) certifying as to the performance of each covenant and agreement of Purchaser as set forth in Section 9.02.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

As a material inducement to Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, the Shareholders jointly and severally represent and warrant to Purchaser as follows:

Section 4.01. Organization; Power. Each of Salvage Disposal and Knox is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Verastar is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation. Salvage Disposal and Knox are duly qualified or licensed and in good standing as a foreign corporation to transact business in each jurisdiction listed on Schedule 4.01, which are all the jurisdictions in which the nature of their business or location of their properties requires Salvage Disposal or Knox to so qualify, except where the failure to so qualify would not be reasonably expected to have a Material Adverse Effect on Salvage Disposal or Knox.

Section 4.02. Authorization and Validity of Agreement. Each of Salvage Disposal and Knox has all requisite corporate power and authority to own, lease and operate its assets, and to carry on the Business as it is now being conducted. Verastar and each Shareholder has the legal capacity and authority to enter into this Agreement and each of the Related Agreements to be executed by Verastar and the Shareholders and to carry out his, her or its obligations hereunder and thereunder. This Agreement and each Related Agreement has been duly executed and delivered by Verastar and each Shareholder and, assuming due authorization, execution and delivery by, and enforceability against, Purchaser and the other parties hereto and thereto, constitutes a legal, valid and binding obligation of Verastar and each Shareholder enforceable against Verastar and each Shareholder in accordance with their respective terms and conditions, except as enforcement may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights of creditors generally, and the availability of equitable remedies, and (b) general equitable principles (regardless of whether enforceability is considered in a proceeding at law or in equity).

Section 4.03. No Conflict or Violation. The execution, delivery and performance of this Agreement by Verastar and each Shareholder does not and will not: (a) violate or conflict with any provision of the articles of incorporation, articles of organization, bylaws, operating agreement or other governing document of Verastar, Salvage Disposal or Knox, (b) assuming satisfaction of the conditions and obligations set forth in Section 8.04 and Section 9.04, violate any provision of Law of any Governmental Entity applicable to Verastar, Salvage Disposal, Knox, or any Shareholder; (c) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any Material Contract to which Verastar, Salvage Disposal, Knox or any Shareholder is a party, or by which Verastar, Salvage Disposal or Knox are bound or to which Verastar, Salvage Disposal’s, Knox’s or any Shareholder’s assets or properties are bound; or (d) result in the imposition of any Encumbrance or restriction on the Business or any assets of Verastar, Salvage Disposal or Knox.

Section 4.04. Capitalization.

(a) The authorized capital stock of Salvage Disposal consists of One Hundred Thousand (100,000) shares of capital stock, consisting of (i) Ninety Nine Thousand (99,000) shares of non-voting common stock, no par value, and (ii) One Thousand (1,000) shares of voting common stock, no par value, all of which shares are issued and outstanding. The Shares have been duly authorized and validly issued, are fully paid and nonassessable, are not subject to, and were not issued in violation of, any preemptive rights or rights of third parties. Except as set forth on Schedule 4.04, each Shareholder is the record and beneficial owner and has good title to all of the Subject Securities to be sold by him, her or it as set forth on Exhibit A, free and clear of all Encumbrances. Except for securities Salvage Disposal owns in Knox, Salvage Disposal does not have any Subsidiaries or own any shares of capital stock or other equity rights, or securities or interests convertible into or exchangeable for capital stock or equity rights in any other entity. All of the issued and outstanding shares of capital stock of each entity listed on Schedule 4.04 are duly authorized, validly issued, fully paid and nonassessable and are owned beneficially and of record by Salvage Disposal. The Shares are owned beneficially and of record by the Shareholders as set forth on Exhibit A. Each of the outstanding shares of Salvage Disposal’s and Knox’s capital stock has been issued in compliance with all applicable Laws, including all federal and state corporate and securities Laws.

(b) There are (i) no securities of Salvage Disposal or Knox convertible into or exchangeable for shares of capital stock or other voting securities of Salvage Disposal or Knox, (ii) no subscription rights, options, warrants, calls, commitments, preemptive rights or other rights of any kind to acquire from Salvage Disposal or Knox, and no obligation of Salvage Disposal or Knox to issue, sell, register for sale, redeem or otherwise acquire, any shares of capital stock or other voting securities of Salvage Disposal or Knox or any securities of Salvage Disposal or Knox convertible into or exchangeable for such capital stock or voting securities, or (iii) no equity equivalents, interests in the ownership or earnings of, or stock appreciation, phantom stock or other similar rights of, or with respect to, Salvage Disposal or Knox. Except as set forth on Schedule 4.04, there is no liability for, or obligation with respect to, any dividends, distributions or similar participation interests declared or accumulated but unpaid with respect to any of the capital stock of Salvage Disposal or Knox.

Section 4.05. Consents and Approvals. Schedule 4.05 sets forth a list of each consent, waiver, authorization or approval of any Governmental Entity or of any other Person, and each declaration to or filing or registration with any Governmental Entity, required to be made or obtained by Salvage Disposal, Knox or any Shareholder in connection with the execution and delivery of this Agreement by the Shareholders or any of them or the performance by the Shareholders or any of them of their obligations hereunder. Except as set forth on Schedule 4.05, the execution, delivery and performance of this Agreement by each Shareholder and Salvage Disposal would not reasonably be expected to violate, conflict, terminate, or cause Salvage Disposal to lose the benefit of any material License and Permit or approval issued by any Governmental Entity.

Section 4.06. Financial Statements. Attached hereto as Schedule 4.06 are true, correct and complete copies of (i) the unaudited balance sheets of Salvage Disposal as of December 31, 2005 and 2006 and the related unaudited statements of income, and cash flows for each of the fiscal years then ended (collectively the “Annual Financial Statements’), and (ii) the unaudited balance sheets of Salvage Disposal and Knox as of September 30, 2007 (the “Interim Balance Sheet”), and the related unaudited statements of income for the nine (9) months ended (together with the Interim Balance Sheet, the “Interim Financial Statements”). All such financial statements were prepared in accordance with the income tax basis of accounting as described in the notes to the Annual Financial Statements and, consistent with such basis of accounting, are complete and correct in all material respects, are consistent with the books and records of Salvage Disposal and fairly present in all material respects Salvage Disposal’s financial condition, assets and liabilities as of their respective dates and the results of operations for the periods related thereto, except for normal recurring year-end adjustments and the fact that the Interim Financial Statements do not contain footnotes.

Section 4.07. Absence of Certain Changes or Events. Except as set forth on Schedule 4.07, since September 30, 2007 (the “Balance Sheet Date”), Salvage Disposal and Knox have operated the Business in the ordinary course consistent with past practice and there has not been any:

(a) other than in the ordinary course of the Business consistent with past practice, (i) increase in the compensation payable or to become payable to any Personnel engaged in the Business, (ii) bonus, incentive compensation, service award or other like benefit granted, made or accrued, contingently or otherwise, for or to any Personnel engaged in the Business, (iii) addition to or modification of any of the Plans agreed to by Salvage Disposal and Knox for any Personnel engaged in the Business, or (iv) new employment agreement with any Personnel engaged in the Business;

(b) cancellation of any Indebtedness or waiver of any rights having, considered individually and not in the aggregate, a value of Twenty Five Thousand Dollars ($25,000) or greater, or increase in any obligation or liability of Salvage Disposal or Knox, except in the ordinary course of the Business consistent with past practice;

(c) execution and delivery, material amendment, cancellation or termination of any Material Contract, other than in the ordinary course of business consistent with past practice. For the avoidance of doubt, any amendment affecting pricing terms or service levels shall be deemed a “material amendment;”

(d) failure to use commercially reasonable efforts consistent with past practices so as to preserve the Business intact, to keep available the services of the Personnel and to preserve the goodwill of each of Salvage Disposal’s and Knox’s ten (10) largest Vehicle suppliers as set forth on Schedule 4.20;

(e) change in accounting methods or practices;

(f) damage, destruction or loss (whether or not covered by insurance) affecting any material assets of Salvage Disposal, Knox or the Business, except for ordinary wear and tear and routine repair and maintenance issues;

(g) sale, assignment, transfer or encumbering (or subjecting to any Encumbrance) of any material assets or properties, except in the ordinary course of the Business consistent with past practice;

(h) agreement by Salvage Disposal or Knox to do any of the foregoing; or

(i) other event or condition of any character which in any one case or in the aggregate has had or is reasonably expected to have a Material Adverse Effect on Salvage Disposal, Knox or the Business.

Section 4.08. Tax Matters. Except as set forth in Schedule 4.08:

(a) Each of Salvage Disposal and Knox has complied in all material respects with all applicable Law relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate Taxing authority all amounts required to be so withheld and paid under all applicable Law.

(b) All federal, state, county, local and foreign Tax Returns that are required to have been filed for, by, on behalf of or with respect to Salvage Disposal and Knox have been filed with the appropriate Governmental Entity and such Tax Returns are correct and complete in all material respects. All Taxes due and payable by Salvage Disposal and Knox (whether or not shown as due and payable on any Tax Returns) have been paid in full subject to any applicable extension periods. The Liability for Taxes as set forth on the Interim Financial Statements will be sufficient in all material respects to provide for all interest, penalties, assessments and deficiencies which, as of the Closing Date, were due and unpaid and the appropriate accrual for other unpaid Taxes not yet due.

(c) Neither Salvage Disposal nor Knox has been notified in writing (i) that it is under audit or examination by any Governmental Entity with respect to Taxes, or (ii) that there are any outstanding Proceedings for any Tax against Salvage Disposal, Knox, or their assets. There are no such Proceedings Threatened in writing against Salvage Disposal or Knox with respect to any Tax.

(d) Neither Salvage Disposal nor Knox has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency.

(e) Salvage Disposal has been an “S corporation” as that term is defined in Section 1361(a)(1) of the Code (and any corresponding provision of state or local law) at all times since January 1, 1988. Knox has been a “qualified subchapter S subsidiary” as that term is defined in Section 1361(b)(3)(B) of the Code (and any corresponding provision of state or local law) since October 1, 2005.

(f) Salvage Disposal will not be liable for any Tax under Section 1374 of the Code in connection with the deemed sale of its assets (including the assets of Knox, its qualified subchapter S subsidiary) caused by the Section 338(h)(10) Election (as defined in Section 13.01(g).

Section 4.09. Material Contracts.

(a) Schedule 4.09(a) sets forth each of the Contracts (collectively, the “Material Contracts”) to which Salvage Disposal and Knox is a party that is:

(i) a mortgage, indenture, note, installment obligation or other instrument relating to the borrowing of money;

(ii) a guarantee or any other evidence of liability for any Indebtedness or obligation of any other Person;

(iii) a letter of credit, bond or other indemnity (including letters of credit, bonds or other indemnities as to which Salvage Disposal or Knox is the beneficiary but excluding endorsements of instruments for collection in the ordinary course of the operation of such entity);

(iv) a currency or interest rate swap, collar or hedge agreement;

(v) an offset, counter trade or barter agreement;

(vi) an agreement for the sale, license or lease by Salvage Disposal or Knox to any Person of any material amount of its assets other than in the ordinary course of the operation of the Business;

(vii) a distributor, broker or advertising Contract that is not terminable by Salvage Disposal at will or by giving notice of thirty (30) days or less;

(viii) a collective bargaining agreement, employment, independent contractor, severance or consulting agreement or an agreement providing for severance payments or other additional rights or benefits (whether or not optional) in the event of the sale of Salvage Disposal or Knox;

(ix) a joint venture or partnership agreement;

(x) an agreement requiring the payment to Salvage Disposal or Knox by any Person of more than Seventy-Five Thousand Dollars ($75,000) in any twelve (12) month period beginning on or after December 31, 2006 for the purchase of goods or services or the purchase or lease of any machinery, equipment or other capital asset;

(xi) a Contract whereby Salvage Disposal or Knox (A) has granted to any Person an ownership interest in or license or sublicense to any Intellectual Property; or (B) has been granted by any Person an ownership interest in or license or sublicense to any Intellectual Property; in each case excluding generally commercially available “off the shelf” or “shrink-wrap” software;

(xii) an agreement requiring the payment by Salvage Disposal or Knox to any Person of more than Seventy-Five Thousand Dollars ($75,000) in any twelve (12) month period beginning on or after December 31, 2006 for the purchase of goods or services or the purchase or lease of any machinery, equipment or other capital asset;

(xiii) an agreement imposing non-competition or exclusive dealing obligations on Salvage Disposal or any Knox or otherwise limiting or restricting the ability of Salvage Disposal or any Knox from doing business of any kind in the United States of America; or

(xiv) an agreement to effect any merger, consolidation, liquidation, dissolution, recapitalization or other reorganization.

(b) Except as set forth on Schedule 4.09(b)(i), the Shareholders have made available to Purchaser a correct and complete copy of each Material Contract listed in Schedule 4.09(a) (except for the agreed-upon redaction of certain contracts between Salvage Disposal and insurance company suppliers). Except as set forth on Schedule 4.09(b)(i), (i) neither Salvage Disposal nor Knox is in breach or default, nor has any event occurred which with the giving of notice or passage of time or both would constitute a breach or default by Salvage Disposal or Knox under any Material Contract, (ii) assuming the due execution and delivery by the other parties thereto, each of the Material Contracts is in full force and effect, is valid and enforceable in accordance with its terms and is not subject to any claims, charges, set-offs or defenses. Except as set forth on Schedule 4.09(b)(ii), (A) none of the Material Contracts listed in Schedule 4.09(b)(i) are subject to restrictions based on a change in control of Salvage Disposal or Knox, and (B) the consummation of the transactions contemplated by this Agreement and the Related Agreements will not trigger any termination right or give rise to any other right pursuant to the terms of any such Material Contract.

Section 4.10. Real Property.

(a) Schedule 4.10(a) sets forth the correct and complete location (City and State) and address of the Owned Real Property and the Leased Real Property (collectively, the “Real Property”) and designates the Owned Real Property and the Leased Real Property; provided, that as of the Closing, this Schedule shall be deemed to be revised so that the Owned Real Property is designated as Leased Real Property.

(b) Except for Permitted Encumbrances, or as otherwise set forth on Schedule 4.10(b), there are no matters affecting title to the Real Property which could reasonably be expected to curtail or interfere with the occupancy or use of any of the Real Property for the purpose of operating the Business substantially consistent with prior operations. Each of the New Real Estate Leases shall create valid and insurable leasehold interests in the respective Real Property demised thereunder, subject only to the Permitted Exceptions and as otherwise set forth on Schedule 4.10(b).

(c) Except as set forth on Schedule 4.10(c), there is no pending or Threatened: (i) condemnation or eminent domain proceeding against any part of the Real Property by any Governmental Entity; (ii) special assessment against the Real Property; or (iii) action against Salvage Disposal or Knox for breach of any restrictive covenant affecting the Real Property.

(d) Except for Permitted Encumbrances and as otherwise set forth on Schedule 4.10(d), there are no purchase contracts, leases, subleases, licenses, concessions, rights of first refusal, options or any other agreements of any kind, written or oral, formal or informal, choate or inchoate, recorded or unrecorded, whereby any person or entity other than Salvage Disposal has acquired or has any basis to assert any right, title or interest in, or right to possession, use, occupancy, enjoyment or proceeds of all or any portion of the Real Property. Neither Salvage Disposal nor Knox has any interest in, or any right or obligation to acquire any interest in, any other real property.

(e) Neither Salvage Disposal nor any other party to any of the Existing Real Estate Leases is in default under any of the Existing Real Estate Leases.

(f) Except as listed on Schedule 4.10(f), there are no leases, subleases, licenses, concessions or other agreements, written or oral, to which Salvage Disposal is a party, granting to any party or parties the right of use or occupancy of any portion of the parcels of the Real Property.

(g) Except as set forth in Schedule 4.10(g), as of the Closing Date, all of the Assets will be located on the Real Property.

(h) Except as set forth in Schedule 4.10(h), the Real Property is zoned in a manner which permits its present use. There are no pending or Threatened requests, applications or proceedings to alter or restrict the zoning or other use restrictions applicable to any of the Real Property that would reasonably be expected to curtail or interfere with the occupancy or use of the Real Property for purposes of operating the Business substantially consistent with prior operations. Neither Salvage Disposal, Knox nor any Shareholder has received any written notice from any municipal, state, federal or other Governmental Entity regarding material zoning, building, fire, water, use, health, environmental, ordinance, code or regulatory violations issued with respect to any of the Real Property and no such material violations exist. Except as set forth on Schedule 4.10(h), the buildings, improvements and fixtures upon the Real Property are permitted, conforming structures under applicable zoning, subdivision and building laws and ordinances, and the present uses of such buildings, improvements and fixtures by Salvage Disposal and Knox is permitted, conforming uses under such zoning, subdivision and building laws and ordinances. No charges or violations have been filed, served, made upon or against Salvage Disposal or Knox or Threatened against or relating to the Real Property as a result of any violation or alleged violation of any applicable ordinances, requirements, regulations, zoning, subdivision and building laws or restrictive covenants (including, without limitation, those relating to health, safety or environmental protection) by Salvage Disposal or Knox.

(i) The Real Property is supplied with utilities and other services necessary for its operation substantially consistent with prior operations, and all such services are located and maintained in material compliance with all Laws applicable to the Real Property. No fact or condition exists which would result in the termination or impairment of access to the Real Property from adjoining public or private streets or which is reasonably expected to result in discontinuation of presently available sewer, water, electric, gas, telephone or other utilities or services.

(j) Except as set forth on Schedule 4.10(j), the roofs and foundations of the improvements located on the Real Property, and the buildings, improvements, structures and fixtures owned, leased or used by Salvage Disposal or Knox, including, without limitation, heating and cooling equipment, ventilation, mechanical, electrical sprinkler and air conditioning equipment, and the plumbing, electrical and other mechanical systems in such improvements are in useable condition in all material respects for operation of the Business consistent with past practice, except for ordinary wear and tear and routine repair and maintenance issues.

Section 4.11. Vehicle Warranties. No Vehicles sold, serviced or distributed by Salvage Disposal prior to the Closing Date are subject to any guarantee or warranty other than Salvage Disposal’s standard “as is” terms and conditions of sale.

Section 4.12. Equipment and Machinery. The Assets, including, without limitation, all machinery, equipment, vehicle loaders, forklifts, auction trucks, tow trucks, tooling, lifts, furniture, computer systems (hardware and software), office equipment, production supplies and other miscellaneous supplies, spare parts, tools, repair and maintenance parts, chemicals and fixed assets relating to the Business are in useable condition in all material respects for operation of the Business consistent with past practice, except for ordinary wear and tear and routine repair and maintenance issues.

Section 4.13. Intellectual Property and Software.

(a) Neither Salvage Disposal nor Knox owns any (i) material unregistered Intellectual Property or (ii) pending trademark registration applications, trademark registrations, service mark registrations, pending service mark registration applications, pending patent applications, patents, pending copyright registration applications, copyright registrations or domain name registrations. Schedule 4.13(a) lists all trade names and company names used by Salvage Disposal and Knox during the two (2) year period prior to the Closing.

(b) Neither Salvage Disposal nor Knox is in breach of or default under any agreement whereby Intellectual Property is licensed to Salvage Disposal (the “Licensed Intellectual Property”), all of which Licensed Intellectual Property is, except for generally commercially available “off the shelf” or “shrink-wrap” software, set forth on Schedule 4.13(b).

(c) Except as set forth on Schedule 4.13(c), to the Knowledge of the Shareholders, (i) Salvage Disposal possesses all right, title and interest in and to, or has a valid license to use, all Intellectual Property used in or necessary for the conduct of the Business and (ii) Salvage Disposal’s online auction activities, including online vehicle auctions, do not infringe, misappropriate or violate any Intellectual Property rights of any other Person. The Licensed Intellectual Property constitutes all material Intellectual Property used by Salvage Disposal and Knox to operate the Business substantially in the manner conducted as of the date of this Agreement.

(d) Neither Salvage Disposal nor Knox has received any written notice asserting any misuse, infringement, or other violation of a Third Person’s Intellectual Property, including, but not limited to, as a result of the sale or license of any product or service by Salvage Disposal. To the Knowledge of Shareholders and Salvage Disposal, no Intellectual Property used in the conduct of the Business has been or is being infringed or otherwise violated.

(e) Salvage Disposal and Knox have taken all commercially reasonable measures to safeguard and maintain the secrecy and confidentiality of any and all trade secrets and confidential processes, algorithms, source code, know how, business methods, data, or other confidential information, data and materials owned by or licensed to Salvage Disposal or Knox.

(f) Except as described on Schedule 4.13(f), all Intellectual Property used by Salvage Disposal and Knox in the conduct of the Business will be available to Salvage Disposal, immediately after the Closing, on such terms as are substantially identical to those pursuant to which such Intellectual Property is available for use by Salvage Disposal and Knox immediately prior to the Closing.

Section 4.14. Uncollected Funds. The Uncollected Funds represent, and at Closing shall represent, bona fide claims against debtors for sales, services performed, or other charges arising in the ordinary course of business.

Section 4.15. ERISA.

(a) Schedule 4.15(a) contains a true and correct list of (i) all employee pension benefit plans (within the meaning of Section 3(2) of ERISA), including all pension, retirement, profit-sharing and employee stock ownership plans; (ii) all employee welfare benefit plans within the meaning of Section 3(1) of ERISA, including all vacation, sick leave, medical, hospitalization, life insurance and other insurance plans; and (iii) all deferred compensation, bonus, stock option, stock purchase, severance, incentive or employee benefit or fringe benefit plans, arrangements and programs under which Salvage Disposal, or any other corporation or trade or business that is treated as a single employer with Salvage Disposal as determined under Sections 414(b), (c) (m) or (o) of the Code (each entity other than Salvage Disposal, an “ERISA Affiliate”), has, or during the six (6) year period ending on the Closing Date, had, any liability

(contingent or otherwise), or which Salvage Disposal or any ERISA Affiliate otherwise sponsors or maintains, or to which Salvage Disposal or any ERISA Affiliate makes contributions (collectively, the “Employee Plans”).

(b) Neither Salvage Disposal nor any ERISA Affiliate has any liability (contingent or otherwise) with respect to any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) which (i) is a multiemployer plan (as defined in Section 3(37) or Section 4001 of ERISA) (ii) a plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (iii) a multiple employer plan (within the meaning of Section 413(c) of the Code), or (iv) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA).

(c) Each Employee Plan is operated in compliance in all material respects with its terms and with the applicable provisions of ERISA and the Code, and the terms of each Employee Plan comply in all material respects with ERISA and the Code. Each Employee Plan that is intended to be “qualified” (within the meaning of Code Section 401(a)) has received a favorable determination letter from the Internal Revenue Service, and there is no fact or circumstance that could reasonably be expected to result in the loss of such Employee Plan’s qualified status. All contributions required to be made under the terms of any Employee Plan have been made, and any contributions not yet due as of the date hereof or as of the Closing Date are properly accrued on the Financial Statements. No Person has engaged in a transaction in connection with which Salvage Disposal or any ERISA Affiliate is reasonably expected to become subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Code Section 4975 or 4976. There are no pending or, to the Knowledge of Shareholders and Salvage Disposal, Threatened claims (other than routine claims for benefits) by, on behalf of or against any of the Employee Plans or any trusts related thereto; and there are no facts are reasonably expected to give rise to any liability, action, suit, investigation, or claim against any Employee Plan, any fiduciary or plan administrator or other person dealing with any Employee Plan or the assets thereof.

(d) Except as set forth on Schedule 4.15(d) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, forgiveness of Indebtedness or otherwise) becoming due to any key employee of Salvage Disposal from Salvage Disposal under any Employment Agreements or Employee Plan or otherwise; (ii) materially increase any benefits otherwise payable under any Employment Agreement or Employment Plan; or (iii) result in any acceleration of the time of payment or vesting of any such benefits to any material extent.

(e) Each Employee Plan has been and is operated and funded in such a manner as to qualify, where appropriate, for both federal and state purposes, for income tax exclusions to its participants, tax-exempt income for its funding vehicle, and the allowance of deductions and credits with respect to contributions thereto.

(f) Each Employee Plan may be amended, terminated, modified or otherwise revised by Salvage Disposal, on and after the Closing, without further liability to Salvage Disposal.

(g) No Employee Plan provides medical, health, life insurance or other welfare-type benefits to retirees or former employees or individuals who terminate (or have terminated) employment with any of Salvage Disposal or any ERISA Affiliate, or the spouses or dependents of any of the foregoing (except for limited continued medical benefit coverage for former employees, their spouses and other dependents as required to be provided under Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA (“COBRA”) or similar, applicable state law).

(h) With respect to all periods prior to the Closing, the requirements of the Health Insurance Portability and Accountability Act of 1996, as amended and COBRA (or a similar, applicable state law) have been satisfied with respect to each Employee Plan.

(i) No communication or disclosure has been made that, at the time made, did not accurately reflect the terms and operations of any Employee Plan.

(j) Salvage Disposal and any ERISA Affiliates have, for purposes of each Employee Plan, correctly classified those individuals performing services for such entities as common law employees, leased employees, independent contractors or agents.

(k) Each Employee Plan which is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) (i) has, at all times, been administered in material compliance with the requirements of Section 409A of the Code and applicable guidance issued thereunder, and (ii) either (A) is in a form which complies with the requirements of Section 409A of the Code, or (B) has been amended in good-faith, under guidance issued pursuant to Section 409A of the Code, so that its terms and provisions comply with the requirements of Section 409A of the Code; in all cases so that the additional tax described in Section 409A(a)(1)(B) of the Code will not be assessed against the individuals participating in any such non-qualified deferred compensation plan with respect to benefits due or accruing thereunder.

(l) The Shareholders have made available to Purchaser complete and accurate copies of (i) each written Employee Plan, as amended to the Closing, together with all required audited or unaudited financial statements, as applicable, and actuarial reports for the three (3) most recent plan years, if any; (ii) each funding vehicle with respect to each Employee Plan; (iii) the most recent and any other material determination letter, opinion letter, ruling or notice issued by any Governmental Entity with respect to each Employee Plan; (iv) the most recent summary plan description and any summary of material modifications thereto which relates to any Employee Plan; and (v) each other document, explanation or communication which describes any relevant aspect of any Employee Benefit Plan that is not disclosed in previously delivered materials. A description of any unwritten Employee Plans, including a description of any material terms thereof, is set forth in Schedule 4.15(l).

Section 4.16. Labor Relations.

(a) No collective bargaining agreement or union contract has been or is being negotiated by Salvage Disposal or Knox. As of the date of this Agreement, there is no union organizing effort, strike, picket, work stoppage, work slowdown or other organized labor dispute against Salvage Disposal or Knox pending or, to the Knowledge of Shareholders and Salvage Disposal, Threatened or reasonably anticipated. Neither Salvage Disposal nor Knox has received written notification that it has committed any unfair labor practice in connection with the operation of the Business which unfair labor practice is actionable under Law.

(b) Except as set forth on Schedule 4.16, (i) each of Salvage Disposal and Knox is in material compliance with all Laws respecting employment, employment practices, terms and conditions of employment (including termination of employment), wages and hours, occupational safety and health, work eligibility status of employees, collective bargaining and the payment of social security and other taxes, and is not engaged in any unfair labor practices, (ii) neither Salvage Disposal nor Knox has misclassified any employee as an independent contractor or consultant, (iii) neither Salvage Disposal, Knox nor any of its representatives or employees have committed any unfair labor practice or unlawful employment practice in connection with the operation of the business except as would not reasonably be expected to have a Material Adverse Effect on Salvage Disposal, (iv) there are no Proceedings, labor disputes, or grievances pending or, to the Knowledge of Shareholders and Salvage Disposal, Threatened, relating to any employment, labor, safety or discrimination matters involving Salvage Disposal, Knox or any of its representatives or employees, including, without limitation, charges of unfair labor practices or discrimination complaints, and (v) neither Salvage Disposal nor Knox has received written notice of the intent of any Governmental Entity responsible for the enforcement of labor or employment Law to conduct an investigation with respect to or relating to employees and no such investigation is in progress.

(c) Set forth in Schedule 4.16 is a true and complete list as of the date hereof containing each separate written or oral employment, independent contractor, consulting, severance, retention, indemnification, termination or change-of-control Contract between Salvage Disposal or Knox and any individual officer, director, employee or independent contractor (except for towing contractors) of Salvage Disposal or Knox (collectively, the “Employment Agreements”).

(d) Set forth in Schedule 4.16 is a true and complete list as of the date hereof containing (i) the names, hire dates, current base compensation rates, all employee benefits, other fringe benefits, and any other compensation (including, without limitation, any severance or change-in-control payments), amount of accrued sick time and vacation time and job titles of all individuals presently employed by Salvage Disposal or Knox on a salaried basis, (ii) the names, hire dates, current base compensation rates, all employee benefits, other fringe benefits, and any other compensation (including, without limitation, any severance or change-in-control payments), amount of accrued sick time and vacation time and job titles of all individuals presently employed by Salvage Disposal or Knox on an hourly or piecework basis, (iii) the names and total annual compensation for all independent contractors or consultants who render services on a regular basis to Salvage Disposal or Knox whose current annual compensation is in excess of Fifty Thousand Dollars ($50,000), (iv) the names and titles of the officers, managers and directors, as applicable, of Salvage Disposal and Knox, and (v) all other Persons whose employment, independent contractor, or consulting relationship with Salvage Disposal or Knox has been terminated since January 1, 2007. Salvage Disposal has also provided or made available a true and complete list as of the date hereof setting forth the names of all individuals receiving aggregate annual compensation from Salvage Disposal of more than Fifty Thousand

Dollars ($50,000) who have received any bonus or increase in compensation since January 1, 2007 and the amount of such bonus or increase in compensation. Except as set forth in Schedule 4.16, the Shareholders have no Knowledge that any officer, director, employee or independent contractor of Salvage Disposal or Knox intends to cease to be an officer, director, employee or independent contractor or otherwise terminate his, her or its relationship with Salvage Disposal or Knox because of the consummation of the transactions contemplated by the Agreement.

(e) Set forth in Schedule 4.16 is a true and complete list as of the date hereof containing all employee benefits, other fringe benefits, and any other compensation provided by Salvage Disposal and Knox to the officers and directors of Salvage Disposal, other than the employee benefits, other fringe benefits, and other compensation provided to all employees of Salvage Disposal.

(f) Set forth in Schedule 4.16 is a true and complete list as of the date hereof containing all expenses, obligations, duties and liabilities relating to any claim by employees (including dependent and spouses) of Salvage Disposal or Knox currently pending, and the extent of any specific accrual on or reserve thereof set forth on the Financial Statements, for (i) costs, expenses and other liabilities under any workers compensation Laws, requirements or programs and (ii) any other medical costs and expenses. The Shareholders have also disclosed all claims, injuries, facts, events or conditions which are reasonably expected to give rise to a claim by employees (including dependents and spouses) of Salvage Disposal or Knox under any workers compensations Laws, requirements or programs or for any other medical costs and expenses.

(g) Except as set forth on Schedule 4.16, each of Salvage Disposal’s present officers, directors, employees, and independent contractors (except for towing contractors) who has had access to confidential or proprietary information of Salvage Disposal has duly executed or is subject to a non-disclosure agreement or similar agreement (“Confidentiality Agreement”) with Salvage Disposal (as part of such Person’s Employment Agreement or otherwise) restricting the ability of such person to disclose such information or otherwise utilize such information to the detriment of Salvage Disposal and its business. Except as set forth on Schedule 4.16, to the Knowledge of the Shareholders and Salvage Disposal, no past or present officers, directors, employees, and independent contractors is in violation of the terms of the aforesaid Confidentiality Agreement or of any other obligation relating to the use of confidential or proprietary information of Salvage Disposal (including without limitation, non-solicitation and non-competition agreements). Each such Confidentiality Agreement remains in full force and effect.

Section 4.17. Environmental Compliance.

(a) Except as set forth on Schedule 4.17, (i) neither Salvage Disposal nor Knox has disposed of, spilled, leaked or otherwise released Hazardous Materials on any Real Property or on any property previously owned, leased or operated by Salvage Disposal or Knox other than in compliance with Environmental Law and such as would not reasonably be expected to give rise to any investigation, corrective or remedial obligations under Environmental Law, and (ii) none of Salvage Disposal, Knox or any of their Affiliates has permitted Hazardous Material to be located in the soil, surface water or groundwater on or below any Real Property or on or below any property previously owned, leased or operated by Salvage Disposal or Knox, other than in compliance with Environmental Law and such as would not reasonably be expected to give rise to any material costs for investigation, corrective or remedial obligations under Environmental Law.

(b) Except as set forth in Schedule 4.17, no Hazardous Materials are or have been generated, manufactured, treated, stored, transported, used or otherwise handled by Salvage Disposal or Knox either on or off of any Real Property other than in compliance with Environmental Law. To the Knowledge of Shareholders and Salvage Disposal, except as set forth in Schedule 4.17, (i) no portion of any Real Property has been used at any time by any person for the treatment, storage, disposal, processing or other handling of Hazardous Materials, and (ii) nor is any Real Property or any property previously owned, leased or operated by Salvage Disposal or Knox, affected by any Hazardous Materials in a manner that constitutes a violation of any Environmental Requirement or in a manner that requires or is reasonably expected to require the incurrence of material costs for investigation or remediation of any such contamination under any Environmental Requirement.

(c) To the Knowledge of Shareholders and Salvage Disposal, except as set forth in Schedule 4.17, no previous owner or tenant of the Real Property has spilled, disposed, discharged, emitted or released any Hazardous Materials into, upon or from any Real Property or into or upon the soil, ground or surface water nor has violated any Environmental Requirements with respect to the Real Property.

(d) Except as set forth in Schedule 4.17, there are no aboveground or underground storage tanks or associated piping (whether or not regulated and whether or not out of service, closed or decommissioned) located at, on or below any Real Property or on or below any property previously owned, leased or operated by Salvage Disposal or Knox.

(e) To the Knowledge of Shareholders and Salvage Disposal, except as set forth in Schedule 4.17, there is no condition affecting any Real Property that is in material violation of any Environmental Requirement and (i) no Real Property, (ii) no property previously owned, leased or operated by Salvage Disposal or Knox, and (iii) no property to which Salvage Disposal or Knox has, directly or indirectly, transported or arranged for the transportation of any Hazardous Materials, is (x) listed on the National Priorities List promulgated pursuant to CERCLA, CERCLIS (as defined in CERCLA) or any similar state list or is the subject of Federal, state or local enforcement actions as of the date hereof or, (y) subject to other ongoing investigations that are reasonably expected to lead to claims against Salvage Disposal or Knox for clean-up costs, investigation or remedial work, damage to natural resources or personal injuries, including, but not limited to, claims asserted pursuant to CERCLA. There are no asbestos-containing materials incorporated into the buildings or interior improvements that are part of any of the Real Property. There is no electrical transformer, fluorescent light fixture with ballasts or other equipment containing polychlorinated biphenyls (“PCBs”) on any of the Real Property.

(f) Except as set forth in Schedule 4.17, Salvage Disposal and Knox are in material compliance and have complied in all material respects with all Federal, state and local Environmental Requirements and have not received any notice of any citation for any violation of any such Environmental Requirements. There is no pending investigation, civil, criminal or administrative action, notice or demand letter, notice of violation, or other proceeding pending against Salvage Disposal, Knox or the Shareholders, or expressly threatened in writing or, to the Knowledge of Shareholders and Salvage Disposal, expressly threatened orally, by any Governmental Entity or any other Person with respect to ground or surface water, soil or air contamination, the storage, treatment, release, transportation or disposal of Hazardous Materials, the use of aboveground or underground storage tanks by Salvage Disposal or Knox or the violation of any Environmental Requirement. Neither Salvage Disposal nor Knox has received any notice or other communication concerning any past, present or future events, actions or conditions which under present Law is reasonably expected to give rise to any material liability of Salvage Disposal or Knox relating to the presence of Hazardous Materials on the Real Property or on the real property of any Person. Neither Salvage Disposal nor Knox has any agreement with any Governmental Entity relating to any such environmental matter or any environmental or Hazardous Materials cleanup.

(g) Except as set forth in Schedule 4.17, there are no liens under, pursuant to or as a result of any Environmental Requirement on any Real Property or other Assets currently owned or leased by Salvage Disposal or Knox and no actions by any Governmental Entity have been taken or are in process which are reasonably expected to subject the Real Property or any such other assets to any such liens.

Section 4.18. Licenses and Permits. Except as set forth on Schedule 4.18, Salvage Disposal maintains all material Licenses and Permits necessary for the conduct of the Business and all such Licenses and Permits are in full force and effect, and all such Licenses and Permits are listed in Schedule 4.18. Salvage Disposal is in material compliance with all terms, conditions and requirements of all Licenses and Permits and no proceeding is pending or expressly threatened in writing or, to the Knowledge of Shareholders and Salvage Disposal, expressly threatened orally, relating to the termination, revocation, limitation or modification of any of the Licenses or Permits.

Section 4.19. Insurance; Bonds. Schedule 4.19 lists all policies of liability, fire, casualty, business interruption, workers’ compensation and other forms of insurance (collectively, “Policies” and individually, a “Policy”) insuring the properties, assets or operation of the Business, setting forth the carrier, policy number, expiration dates, premiums, description of type of coverage and coverage amounts. Salvage Disposal has made true and complete copies of all such policies available to Purchaser for inspection. Except as set forth on Schedule 4.19, there are no outstanding bonds or other surety arrangements issued or entered into in connection with the assets and properties of Salvage Disposal or the Business. Except as set forth on Schedule 4.19, no bond or other surety arrangement is required to satisfy any contractual, statutory or regulatory requirement applicable to Salvage Disposal or the Business or to conduct the Business as currently conducted and all bonds or other surety arrangements of Salvage Disposal are in full force and effect.

Section 4.20. Suppliers. Schedule 4.20 sets forth a list of Salvage Disposal’s ten (10) largest suppliers by volume (with specification of the volume) in the calendar years ended December 31, 2005 and 2006 and the nine (9) months ended September 30, 2007. Except as set forth on Schedule 4.20, since December 31, 2006, no Vehicle supplier of Salvage Disposal has terminated, changed in any material respect, or expressly threatened in writing or, to the Knowledge of Shareholders and Salvage Disposal, expressly threatened orally, to terminate or change in any material respect, its supplier relationship with Salvage Disposal. Neither Salvage Disposal nor any Shareholder represents or warrants to Purchaser that any supplier of Salvage Disposal will continue as a supplier of Purchaser. Schedule 4.20 sets forth each supplier who has, since January 1, 2007, served notice (written or oral) of its intent to cancel, terminate or modify, or has expressly threatened in writing or, to the Knowledge of Shareholders and Salvage Disposal, has expressly threatened orally, to cancel, terminate or materially modify, its relationship with Salvage Disposal. Schedule 4.20 sets forth each supplier who has, since January 1, 2007 (a) served notice (written or oral) to Salvage Disposal or the Shareholders that it shall deliver a request for proposal (“RFP”), or (b) delivered an RFP to Salvage Disposal or the Shareholders.

Section 4.21. Compliance with Law. Salvage Disposal and the Business are in material compliance with all applicable Laws. Salvage Disposal is not in default or violation with respect to any order, writ, judgment, award, injunction or decree of any Governmental Entity or arbitrator applicable to it or the Business, its Personnel or any of the assets of Salvage Disposal.

Section 4.22. Litigation. Except as set forth on Schedule 4.22, (a) there are no material claims, actions, suits, proceedings, arbitral actions, or investigations pending or, to the Knowledge of the Shareholders and Salvage Disposal or any Shareholder, Threatened against Salvage Disposal, the Business, or any of its assets; and (b) there are no unsatisfied judgments of any kind against Salvage Disposal, the Business or the assets of Salvage Disposal.

Section 4.23. Absence of Certain Business Practices.

Within the three (3) years immediately preceding the date of this Agreement, none of Salvage Disposal, Knox, any Shareholder, any Personnel, nor any other Person acting on behalf of Salvage Disposal or Knox has given or agreed to give, directly or indirectly, any gift or similar benefit to any buyer, dealer, supplier, customer, governmental employee or other Person who is or may be in a position to help or hinder the Business (or assist Salvage Disposal or Knox in connection with any actual or proposed transaction relating to the Business), which might reasonably be anticipated to subject Salvage Disposal or Knox to any damage or penalty in any civil, criminal or governmental litigation or proceeding or result in a material loss of business or sanction by a supplier of Vehicles.

Section 4.24. No Other Agreements to Sell Subject Securities. None of Salvage Disposal, Knox nor any Shareholder has any obligation, absolute or contingent, to any other Person to sell any of the Subject Securities, or to effect any merger, consolidation or other reorganization of Salvage Disposal or Knox, or to enter into any agreement with respect thereto.

Section 4.25. Broker’s and Finder’s Fees. Except as set forth on Schedule 4.25, no broker, finder or other Person is entitled to any commission or finder’s fee in connection with this Agreement or the transactions contemplated by this Agreement as a result of any actions or commitments of Salvage Disposal, Knox or any Shareholder.

Section 4.26. No Untrue Statement of Material Fact. No Shareholder has intentionally withheld from Purchaser any material facts relating to Salvage Disposal, Knox, the Subject Securities or the Business. No representation or warranty made herein by any Shareholder and no statement contained in any certificate or other agreement or instrument furnished or to be furnished to Purchaser by Salvage Disposal, Knox or any Shareholder pursuant to Section 3.02 of this Agreement contains an untrue statement of a material fact or omits to state any material fact necessary in order to make any representation, warranty or other statement of any Shareholder not misleading. Without otherwise limiting the foregoing, no representations, warranties or assurances are given pursuant to this Section 4.26 regarding future results or success of Salvage Disposal, Knox or the Business following the Closing (or the disclosure by Shareholders of all facts relevant thereto), and the representations set forth in this Section 4.26 shall not be deemed to represent or imply any representation, warranty or other assurance by Shareholders of any anticipated or actual future operating or financial performance of Salvage Disposal, Knox or the Business for any period following the Closing.

Section 4.27. Absence of Undisclosed Liabilities. Except (a) as set forth on Schedule 4.27, (b) for Liabilities clearly set forth in, reserved against or disclosed in the Annual Financial Statements or the Interim Financial Statements (including the notes thereto), (c) for Liabilities under executory Contracts for Salvage Disposal or Knox to perform in the ordinary course of business and as to which neither Salvage Disposal nor Knox is delinquent or in default pursuant to such Contract (none of which is a Liability for breach of contract, breach of warranty, product liability, tort or infringement), and (d) for Liabilities which have incurred or accrued in the ordinary course of the Business consistent with past practice since the Balance Sheet Date (none of which is a Liability for breach of contract, breach of warranty, product liability, tort or infringement, or a claim or lawsuit, or an environmental liability), neither Salvage Disposal nor Knox has any Indebtedness (other than as shown on the Payoff Letters) or Liabilities.

Section 4.28. Towing Schedules. Schedule 4.28 is a complete and correct list of all towing rates charged to Salvage Disposal and Knox by third parties used by Salvage Disposal and Knox for towing services in the Business during the period from January 1, 2007, through one (1) week prior to the Closing Date. Such Schedule accurately identifies Salvage Disposal’s and Knox’s rates, and all associated fees received or charged for services provided.

Section 4.29. Affiliate Transactions. Schedule 4.29 sets forth each transaction, other than transactions pursuant to written employment arrangements, involving the transfer of any cash, property or rights to or from Salvage Disposal, as the case may be, from, to or for the benefit of any Affiliate (collectively, the “Affiliate Transactions”), since January 1, 2006, and any existing commitments of Salvage Disposal to engage in the future in any Affiliate Transaction.

Section 4.30. Books and Records. All the books, records and accounts of Salvage Disposal and Knox (a) are in all material respects correct and complete, (b) are prepared in all material respects consistent with Salvage Disposal’s and Knox’s past practices.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Shareholders as follows:

Section 5.01. Organization; Power. Purchaser is a corporation duly and validly existing, for which all required annual reports have been filed with the Delaware Secretary of State and for which no Articles of Dissolution appear on the records of the Delaware Secretary of State, and Purchaser has all requisite corporate power and authority to own its properties and assets and to conduct its business as now conducted.

Section 5.02. Authorization and Validity of Agreement. Purchaser has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of the obligations of Purchaser hereunder have been duly authorized by all necessary corporate action by the board of directors of Purchaser, and no other corporate proceedings on the part of Purchaser are necessary to authorize the execution, delivery or performance. This Agreement has been duly executed by Purchaser and constitutes Purchaser’s valid and binding obligation, enforceable against Purchaser in accordance with its terms.

Section 5.03. No Conflict or Violation. The execution, delivery and performance of this Agreement by Purchaser does not and shall not: (a) violate or conflict with any provision of its certificate of incorporation, bylaws or other governing document of Purchaser, (b) violate any provision of Law of any Governmental Entity, or (c) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any Material Contract, lease, loan agreement, mortgage, security agreement, trust, indenture or other agreement or instrument to which Purchaser is a party, or by which it is bound or to which any of its properties or assets is subject.

Section 5.04. Approvals and Consents. The execution, delivery and performance of this Agreement by Purchaser does not require Purchaser to obtain the consent or approval of, or to make any filing with, any Governmental Entity or other Person except (a) as may be required to obtain the transfer of any Licenses or Permits, and (b) such consents, approvals and filings, the failure to obtain or make which would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser or on the ability of Purchaser to perform its obligations hereunder.

Section 5.05. Broker’s and Finder’s Fees. No broker, finder or other Person is entitled to any commission or finder’s fee in connection with this Agreement or the transactions contemplated by this Agreement as a result of any actions or commitments of Purchaser.

Section 5.06. Purchase for Own Account. Purchaser is acquiring the Subject Securities for its own account without a view to distribution thereof, except in accordance with the Securities Act.

Section 5.07. Financing. Purchaser has, and will have as of the Closing and the dates on which any amounts may be due or payable pursuant to Section 2.02, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Purchase Price and any other amounts to be paid by it hereunder.

ARTICLE VI.

COVENANTS OF THE SHAREHOLDERS

Section 6.01. Regulatory and Other Approvals. Each Shareholder will as promptly as reasonably practicable take all commercially reasonable steps necessary to obtain all consents, approvals or actions of, make all filings with and give all notices to Governmental Entities or any other Person required of such Shareholder to consummate the transactions contemplated hereby, including, without limitation, any consents or approvals required under any Contracts to which any Shareholder, Salvage Disposal or any of Knox is a party or by which any of their properties or assets is bound and a complete Premerger Notification Report with the FTC and the DOJ to the extent required by the HSR Act (to be file as soon as practicable after execution and delivery of this Agreement). If agreed by the Parties, each of the parties shall request, and use commercially reasonable efforts to obtain, early termination of any waiting period under the HSR Act; provided, however, that the Shareholders acknowledge that they shall not seek early termination of any waiting period under the HSR Act without the prior express written consent of Purchaser. Purchaser shall be solely obligated to pay the filing fees payable to the FTC in connection with the HSR filing. None of Salvage Disposal, the Shareholders or Purchaser shall extend any waiting period under the HSR Act or enter into any agreement with the FTC or the DOJ not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other Parties hereto. Salvage Disposal, the Shareholders and Purchaser shall (a) provide such other information and communications to such Governmental Entities or other Persons as such Governmental Entities or other Persons may reasonably request in connection therewith and (b) provide reasonable cooperation to Purchaser in connection with the performance of its obligations under Sections 7.01 and 7.02 below. The Shareholders’ Representative will provide, or cause to be provided, notification to Purchaser when any such consent, approval, action, filing or notice referred to above is obtained, taken, made or given, as applicable, and will advise Purchaser of any communications (and, unless precluded by Law, provide copies of any such communications that are in writing) with any Governmental Entity or other Person regarding any of the transactions contemplated by this Agreement. Notwithstanding the foregoing or anything herein to the contrary, neither the Shareholders nor Salvage Disposal nor Purchaser will seek or obtain any consents or approvals with respect to any suppliers of Salvage Disposal including any insurance company suppliers, without regard to whether such suppliers are listed on the Disclosure Schedules hereto.

Section 6.02. Conduct of Business. Salvage Disposal and Knox will undertake commercially reasonable efforts to conduct business only in the ordinary course in a manner consistent with past practices and in compliance with all applicable Laws.

Section 6.03. Affirmative Covenants. Except as set forth on Schedule 6.03, from the date hereof and continuing until the earlier of either the Closing or the termination of this Agreement pursuant to its terms, and except as (i) specifically contemplated or permitted by this Agreement, (ii) required by Law, or (iii) agreed to in writing by Purchaser, which agreement shall not be unreasonably withheld, conditioned or delayed, the Shareholders shall undertake commercially reasonable efforts to cause Salvage Disposal and Knox to:

(a) preserve intact (i) its present business organization, (ii) the goodwill of its business, and (iii) its relationships with its material customers, suppliers, licensors, licensees, advertisers, distributors and other Third Persons having material business dealings with them;

(b) keep available (subject to dismissals and retirements in the ordinary course of business consistent with past practice) the services of its present officers, employees and consultants; and

(c) maintain (i) its assets and properties in good working order and condition, and (ii) the books and records in the usual, regular and ordinary course consistent with past practices.

Section 6.04. Certain Restrictions. Except as set forth on Schedule 6.04, Salvage Disposal, Knox and each Shareholder will, from the date hereof until the earlier of the Closing or termination of this Agreement, refrain from each of the following, except (i) as specifically contemplated or permitted by this Agreement, (ii) as required by Law, or (iii) previously agreed to in writing by Purchaser, which agreement shall not be unreasonably withheld, conditioned or delayed (which, for the avoidance of doubt, in the case of a request to enter into, modify, terminate or renew a Material Contract, shall mean a response within two (2) Business Days):

(a) amending its articles of incorporation or bylaws (or other comparable charter documents) or taking any action with respect to any such amendment or any recapitalization, reorganization, liquidation or dissolution;

(b) authorizing, issuing, selling or otherwise disposing of any shares of capital stock or other equity security of Salvage Disposal or Knox or any security convertible into or exchangeable or exercisable for any shares of capital stock or other equity security of Salvage Disposal or Knox;

(c) engaging with any Person in any merger or other business combination, or purchase substantially all of the assets of, or otherwise acquire any material assets or business of any corporation, partnership, association or other business organization or division thereof;

(d) declaring, setting aside or paying any dividend or other distribution or payment in cash, securities or property, except for distributions of the Excluded Assets to the Shareholders in accordance with Section 2.04;

(e) making capital expenditures or commitments for additions to property, plant or equipment constituting capital assets which exceed Fifty Thousand Dollars ($50,000) in the aggregate;

(f) entering into, materially modifying, terminating or renewing any Material Contract, other than (i) such Material Contracts that are terminable (without material cost or penalty to Salvage Disposal) with no more than thirty (30) days’ prior notice and (ii) Material Contracts in the ordinary course of business. For the avoidance of doubt, any modification affecting pricing terms that would reasonably be expected to result in a change in the average annual revenue derived from such Material Contract by at least ten percent (10%) or would reasonably be expected to result in a significant change to service levels shall be deemed a material modification requiring Purchaser’s prior written consent in accordance with the terms of this Section 6.04;

(g) changing any method of accounting, accounting policy or accounting practice used by Salvage Disposal or Knox as of the date of the Interim Financial Statements, or materially changing any collection or payment practice, including the collection of receivables, inventory control and payment of payables;

(h) mortgaging, pledging or encumbering or selling, assigning, transferring, conveying, leasing or otherwise disposing of any assets or properties or interests therein except in the ordinary course of business consistent with past practices;

(i) granting any severance or termination pay (other than pursuant to the terms of this Agreement, the Related Agreements, or the Plans in effect on the date hereof and made available to Purchaser) which will become due and payable on or after the Closing Date;

(j) except in the ordinary course of business, with respect to any prospective, current or former employee, (i) entering into, terminating, renewing, or modifying, extending or amending any Contract or entering into any collective bargaining agreement, (ii) granting any bonus, severance or termination pay, (iii) increasing benefits payable under any Employee Plan or any severance or termination pay policies or agreements, or (iv) increasing in any manner compensation or fringe benefits or pay any benefits, except for payment of bonuses expressly contemplated by or required under the Employment Agreements as listed on Schedule 4.16 or Employee Plans in effect as of the date hereof, (other than pursuant to the terms of this Agreement, the Related Agreements, or the Plans in effect on the date hereof and made available to Purchaser);

(k) with respect to any prospective, current or former director or officer, (i) entering into, terminating, renewing, or modifying, extending or amending any Contract or entering into any collective bargaining agreement, (ii) granting any bonus, severance or termination pay, (iii) increasing benefits payable under any Employee Plan or any severance or termination pay policies or agreements, or (iv) increasing in any manner compensation or fringe benefits or pay any benefits, except for payment of bonuses expressly contemplated by or required under the Employment Agreements as listed on Schedule 4.16 or Employee Plans in effect as of the date hereof, (other than pursuant to the terms of this Agreement, the Related Agreements, or the Plans in effect on the date hereof and made available to Purchaser);

(l) adopting, terminating or materially modifying, extending or amending in any material way any Employee Plan, trust, fund or other arrangement with, or for the benefit or welfare of any employee, or make any loan or advance to any employee (excluding advances of normal business expenses in the ordinary course of business consistent with past practice);

(m) making any loans or advances to any Person, except for Advance Charges and advances to any employee of Salvage Disposal, in each case in the ordinary course of business consistent with past practices, and with respect to expenses incurred on behalf of Salvage Disposal in the ordinary course of business or in the usual course of such employee’s employment;

(n) making any income tax election or filing any amended Tax Return, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to Salvage Disposal, enter into any closing agreement, settle any Tax claim or assessment relating to Salvage Disposal, if such amendment, consent, agreement, or settlement would have the effect of materially increasing the Tax liability of Salvage Disposal or Knox for any period ending after the Closing Date;

(o) entering into any line of business other than the business of Salvage Disposal or Knox as of the date hereof;

(p) (i) incurring, assuming or pre-paying any obligation or indebtedness for borrowed money in excess of One Hundred Thousand Dollars ($100,000) in the aggregate, except (A) obligations or indebtedness arising in the ordinary course of business consistent with past practice, (B) any purchase money indebtedness, or (C) any draw downs of and payments toward lines of credit or similar financing arrangements existing as of the date hereof, or (ii) failing to pay or discharge any debts, liabilities or obligations when due in accordance with their terms, except for debts, liabilities or obligations disputed in good faith by Salvage Disposal;

(q) acquiring by merger or consolidation with, or merging or consolidating with, purchasing any of the outstanding equity of, or purchasing substantially all of the assets or the business of, or otherwise acquiring any material assets or business of, any corporation, limited liability company, partnership, association or other business organization or division thereof, or enter into any joint venture, partnership or similar arrangement or form any other new arrangement for the operation of the Business;

(r) entering into, terminating, renewing, modifying extending or amending, any Contract between Salvage Disposal and the Shareholders or any of their Affiliates, or making any payment to or for the benefit of any Shareholder or such Shareholder’s Affiliates, except (i) for the payment of salary or other employment-related compensation in the ordinary course of business consistent with past practice, (ii) as contemplated by Section 2.04, Section 6.05, or Section 6.06, or (iii) for the payment of obligations pursuant to and in accordance with the terms of agreements in effect as of the date hereof; or

(s) entering into any Contract to do or engage in any of the foregoing; provided, however, that nothing contained in this Agreement shall in any way prohibit or restrict Salvage Disposal or any Shareholder from incurring indebtedness to make the expenditures described in Section 6.04(e) above or paying consent, modification or waiver fees in respect thereto.

Section 6.05. Operational Reports Meetings; Notification of Certain Matters. After the date hereof and until the Closing, Purchaser and Janet L. Covey and/or Alexander Cyclone Covey shall meet (by telephone or in person at locations to be mutually agreed) at such times and days as may be reasonably requested by Purchaser (with reasonable notice and in a manner that does not disrupt the operation of the Business) to discuss the Business and operational matters related thereto (it being understood that Purchaser intends to request such meetings approximately once per week). At such meetings, the Shareholders shall notify Purchaser of any operational matters related to the Business, Salvage Disposal and Knox arising after the date hereof that Janet L. Covey and/or Alexander Cyclone Covey believe in good faith to be material to the Business, Salvage Disposal or Knox. In addition, Shareholders shall give prompt written notice to Purchaser of any matter heretofore existing or hereafter arising which, if existing, occurring or known as of the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedules.

Section 6.06. Termination of Certain Agreements.

(a) The Shareholders shall take, and the Shareholders shall cause their Affiliates, including Salvage Disposal, to take such actions as may be necessary and appropriate to effect, at or prior to the Closing, the termination of:

(i) that certain 2005 Agreement Relating to Stock Purchases and Other Matters, dated October 1, 2005, by and among Christopher C. Covey, Janet L. Covey, Alexander Cyclone Covey, John Luther Covey, The Alexander Cyclone Covey and Descendants Trust, dated May 1, 2005, and the John Luther Covey and Descendants Trust, dated May 2, 2005, and all attachments thereto (“2005 Agreement”);

(ii) that certain Guarantee, dated February 1, 2005, in respect of certain obligations of Yevoc, LLC, by Salvage Disposal in favor of Wachovia Bank, National Association (the “Yevoc Guarantee Agreement”);

(iii) in accordance with and subject to Section 13.04, all guarantees and bonds set forth on Schedule 6.06(a)(iii) whether for performance or payment, pursuant to which any of the Shareholders, or any Affiliate of the Shareholders other than Salvage Disposal, is or could incur liability in any manner whatsoever as an obligor, guarantor, surety, or otherwise (“Salvage Disposal Guarantees”);

(iv) those certain Trademark License Agreements set forth on Schedule 6.06(a)(iv) (collectively, the “Auto Disposal Trademark License Agreements”);

(v) that certain Trademark License Agreement, dated July 1, 2002, by and between Salvage Disposal and Verastar, as amended by that certain Amendment to Trademark License Agreement, dated October 1, 2005 (collectively, the “Verastar License Agreement”);

(vi) that certain Software License Agreement, dated November 1, 2005, by and between Salvage Disposal and Blue Pine Systems, Inc., as amended (the “Blue Pine License Agreement”);

(vii) that certain Software Development Assistance and License Agreement, dated May 1, 2002, by and between Salvage Disposal and Blue Pine Systems, Inc. (the “Blue Pine Software Development Assistance and License Agreement”);

(viii) that certain Joint Research and Defense Agreement, dated November 1, 2005, by and between Salvage Disposal and Blue Pine Systems, Inc., as amended (the “Blue Pine Joint Research and Defense Agreement”); and

(ix) that certain Software License Agreement, dated June 1, 2006, by and among Salvage Disposal and each of the Auto Disposal Entities (the “Auto Disposal License Agreement” and, collectively with the Blue Pine License Agreement, the Blue Pine Software Development Assistance and License Agreement and the Blue Pine Joint Research and Defense Agreement, the “Blue Pine Agreements”).

(x) that certain Management Services Agreement, dated June 30, 2002, by and between Verastar and Salvage Disposal.

(b) Except as provided in Section 6.11 or in the Transition Services and License Agreement, (i) effective immediately upon the termination of the Verastar License Agreement and the Blue Pine Agreements, all right, title and interest in and to any trademarks and service marks (including the name “VERASTAR,” “VERASTAR (and design),” “VERALIVE” and “TAKING THE HIGH ROAD TO RECOVERY”) held by Salvage Disposal pursuant to the Verastar License Agreement (such marks, collectively, the “Verastar Marks”), and all right, title and interest in and to any copyrighted software including the “SALVAGE,” “WINSALM,” “BUS MONITOR,” and “VERALIVE” products shall cease and be of no further force and effect, and (ii) Purchaser shall have no right, title or interest in or to any of the Verastar Marks or rights to software held or use by Salvage Disposal or any other entity pursuant to any of the Verastar License Agreement and the Blue Pine Agreements.

Section 6.07. Real Estate Matters. The Parties agree that, at or prior to the Closing:

(a) the Existing Real Estate Leases for certain of the Leased Real Property will be terminated;

(b) the Owned Real Property and all improvements thereon will be distributed to the Shareholders pursuant to customary conveyance documents;

(c) All improvements on Real Property other than Owned Real Property will be distributed to the Shareholders pursuant to customary conveyance documents; and

(d) Salvage Disposal and the Shareholders or their Affiliates (other than Salvage Disposal and Knox) will enter into the New Real Estate Leases regarding each of Salvage Disposal’s current facilities, which collectively comprise all of the Real Property.

Section 6.08. Notice from Suppliers. After the date hereof, the Shareholders shall give prompt written notice to Purchaser (which notice shall identify the supplier and the material terms of such notice from supplier) in the event any such supplier listed on Schedule 4.20 serves notice (whether written or oral) of its intent to cancel, terminate or modify, or Threaten to cancel, terminate or modify, its relationship with Salvage Disposal. After the date hereof, the Shareholders shall give prompt written notice to Purchaser (which notice shall identify the supplier and the material terms of such RFP) in the event any supplier who (a) serves notice (whether written or oral) to Salvage Disposal or the Shareholders that it shall deliver an RFP, or (b) has delivered an RFP to Salvage Disposal or the Shareholders.

Section 6.09. Fulfillment of Conditions. Each Shareholder will execute and deliver at the Closing each certificate, document and instrument that such Shareholder is hereby required to execute and deliver as a condition to Closing, and take all commercially reasonable steps necessary (a) to satisfy each condition to the obligations of Purchaser contained in this Agreement, and (b) to consummate all of the transactions contemplated by this Agreement.

Section 6.10. No Solicitation. From the date hereof through the Closing Date or earlier termination of this Agreement pursuant to Section 14.01, none of Salvage Disposal, Knox or any Shareholder shall, or shall knowingly permit their respective Affiliates, officers, directors, employees, representatives and agents to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, encourage the submission of any inquiry, proposal or offer from any Person or entity related to the acquisition of any debt or equity securities, or any substantial portion of the assets of Salvage Disposal or Knox, or provide any information to, any Person or group of Persons (other than Purchaser or any of its Affiliates) in furtherance of any merger, sale of assets, sale of shares of capital stock or similar transactions involving Salvage Disposal, Knox or Shareholder. Salvage Disposal, Knox or Shareholder, as the case may be, will notify Purchaser immediately if any person or entity makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

Section 6.11. Trademarks.

(a) Except as provided in this Section 6.11 or as contemplated by the Transition Services and License Agreement, from and after the Closing, Verastar shall retain the ownership of, and Purchaser shall have no right to use in any way, the Intellectual Property owned by Verastar as of the date hereof including, without limitation all Intellectual Property used in the operation of the Business pursuant to the Verastar License Agreement (including the name “VERASTAR,” “VERASTAR (and design),” “VERALIVE” and “TAKING THE HIGH ROAD TO RECOVERY”) and any other trademarks and service marks, trade dress, logos, trade names, corporate names, domain names and other source identifiers and all goodwill associated with any of the foregoing, registrations and applications for registration thereof, including all extensions, modifications and renewals of same (collectively, the “Verastar Intellectual Property”). Notwithstanding any provision of this Agreement to the contrary, Purchaser shall not be prohibited or restricted by this Agreement from using in any way any Intellectual Property (other than the Verastar Marks) (i) independently developed by Purchaser, (ii) lawfully received free of restriction from another source that, to Purchaser’s Knowledge, has the right to furnish such Intellectual Property, (iii) generally available to the public or (iv) as of the effective date hereof, known to Purchaser free of restriction.

(b) Verastar hereby grants to Purchaser, for a period of one hundred eighty (180) days after the Closing, a non-exclusive, non-assignable, non-transferable, non-sublicenseable, worldwide and royalty-free license, right and privilege to use the Verastar Intellectual Property set forth on Schedule 6.11 (the “Verastar Licensed Intellectual Property”) solely in connection with the operation of the Business by Salvage Disposal, Knox and the Auto Disposal Entities in a manner substantially consistent with past practice. As soon as reasonably practicable after the

Closing, but in no event later than one hundred eighty (180) days after the Closing, Purchaser shall cease to use and remove or cover all Verastar Licensed Intellectual Property from all signs, billboards, telephone listings, stationery, office forms or other similar materials associated with the Business; provided, however, that Purchaser shall not be responsible for modifying or removing from distribution or display any materials displaying any Verastar Licensed Intellectual Property in respect of which Purchaser does not have possession or control, including, without limitation, telephone directories and advertisements placed in print materials prior to the date hereof.

(c) Purchaser acknowledges and agrees that Verastar is the owner of all right, title, and interest in and to the Verastar Intellectual Property (including the Verastar Licensed Intellectual Property), and all such right, title, and interest shall remain with Verastar notwithstanding the transactions contemplated hereby. All rights to Verastar Intellectual Property not expressly granted to under this Agreement shall remain the exclusive property of Verastar. Purchaser shall not (and shall use good faith efforts to ensure its Affiliates do not) otherwise contest, dispute, or challenge the right, title, and interest of Verastar in and to the Verastar Intellectual Property. Purchaser shall not (and shall use good faith efforts to ensure its Affiliates do not) file applications to register any Verastar Intellectual Property or apply for any domain names in any jurisdiction worldwide that are confusingly similar to any of the Verastar Intellectual Property. All goodwill and improved reputation generated by Purchaser’s use of the Verastar Intellectual Property shall inure to the benefit of Verastar.

(d) Effective on the one hundred eighty-first (181st) day after the Closing, Purchaser agrees that its license to use the Verastar Licensed Intellectual Property granted hereby shall cease, and, subject to Sections 6.12(a) and (b) above, Purchaser covenants that thereafter it shall not use the Verastar Licensed Intellectual Property, in any manner, in connection with the Business or otherwise.

Section 6.12. Freezing of 401(k) Plan. As of the day immediately prior to the Closing Date, the Shareholders shall, or shall cause Salvage Disposal to, take all steps necessary to amend the Salvage Disposal Company of GE 401(k) Profit Sharing Plan & Trust (the “Company 401(k) Plan”) so that no further contributions may be made thereto, and to limit participation in such plan to those individuals participating in such plan on the day immediately prior to the Closing Date (the “Plan Freezing”).

ARTICLE VII.

COVENANTS OF PURCHASER

Section 7.01. Regulatory and Other Approvals.

(a) Purchaser will as promptly as reasonably practicable take all commercially reasonable steps necessary to obtain all consents, approvals or actions of, make all filings with and give all notices to Governmental Entities or any other Person required of Purchaser to consummate the transactions contemplated hereby, including, without limitation, a complete

Premerger Notification Report with the FTC and the DOJ to the extent required by the HSR Act (to be file as soon as practicable after execution and delivery of this Agreement). If agreed by the Parties, each of the parties shall request, and use commercially reasonable efforts to obtain, early termination of any waiting period under the HSR Act; provided, however, that Purchaser acknowledges that it shall not seek early termination of any waiting period under the HSR Act without the prior express written consent of Shareholders’ Representative. Purchaser shall be solely obligated to pay the filing fees payable to the FTC in connection with the HSR filing. None of Salvage Disposal, the Shareholders or Purchaser shall extend any waiting period under the HSR Act or enter into any agreement with the FTC or the DOJ not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other Parties hereto. Salvage Disposal, the Shareholders and Purchaser shall (a) provide such other information and communications to such Governmental Entities or other Persons as such Governmental Entities or other Persons may reasonably request in connection therewith and (b) provide reasonable cooperation to Purchaser in connection with the performance of its obligations under this Section 7.01 and Section 7.02 below. The Shareholders’ Representative will provide, or cause to be provided, notification to Purchaser when any such consent, approval, action, filing or notice referred to above is obtained, taken, made or given, as applicable, and will advise Purchaser of any communications (and, unless precluded by Law, provide copies of any such communications that are in writing) with any Governmental Entity or other Person regarding any of the transactions contemplated by this Agreement. Notwithstanding the foregoing or anything herein to the contrary, neither the Shareholders nor Salvage Disposal nor Purchaser will seek or obtain any consents or approvals with respect to any customers or suppliers of Salvage Disposal including any insurance company suppliers, without regard to whether such customers or suppliers are listed on the Disclosure Schedules hereto. In addition to Purchaser’s obligations pursuant to Section 7.05, Purchaser shall not take or permit to be taken any action that would reasonably be expected to result in the disclosure of the transactions contemplated by this Agreement, except as may be necessary in connection with the performance of its obligations under this Section 7.01 and as may be required by Law.

Section 7.02. Access.

(a) Upon reasonable notice, the Shareholders shall make themselves (but not other employees of Salvage Disposal) reasonably available during normal business hours to Purchaser and its authorized representatives (including Purchaser’s financing sources). Upon reasonable notice, the Shareholders shall cause Salvage Disposal to afford Purchaser and its authorized representatives (including Purchaser’s financing sources), access to the offices, facilities, properties, files, books and Records of Salvage Disposal. Any investigation or activities pursuant to this Section 7.02 shall be conducted at and subject to the direction and sole discretion of the Shareholders’ Representative, and at such times and in such manner as (i) not to interfere with the conduct of the Business, (ii) not to result in the disclosure to any employees of Salvage Disposal (other than the Shareholders) the existence of this Agreement, the terms or conditions hereof, or the fact that the transactions contemplated hereby may be undertaken by the parties. Without limiting the generality of the foregoing, Purchaser shall not communicate, directly or indirectly, in any manner whatsoever, with any employees or personnel of Salvage Disposal (other than the Shareholders), and any visits by Purchaser or its authorized representatives to the offices, facilities, or offices of Salvage Disposal shall be conducted outside of ordinary business hours. Notwithstanding the foregoing, Purchaser shall not have access to personnel records of Salvage Disposal relating to medical histories or other similar medical information the disclosure of which could subject Salvage Disposal to material risk of liability.

(b) For a period of the longer of (i) five (5) years after the Closing or (ii) Purchaser’s applicable retention policy for such Files and Records (and, for tax purposes, for a period of seven (7) years after the Closing), Purchaser will retain the Files and Records at its sole cost and expense and shall permit the Shareholders’ Representative or its representatives to have access for inspection and/or copying, during regular business hours and upon reasonable advance notice, to all Files and Records of Salvage Disposal and Knox (including access to personnel familiar therewith) for any purpose including, without limitation, in relation to taxes or regulatory matters, and shall furnish, or cause to be furnished, to the Shareholders’ Representative such other information that is available as such Shareholders’ Representative shall from time to time reasonably request. If Purchaser, at any time intends to transfer, directly or indirectly, any of the Files and Records to a Third Person, then Purchaser will (i) provide advance written notice to the Shareholders’ Representative of such intended transfer, (ii) obligate the transferee to maintain the Files and Records as herein required and (iii) retain access to the Files and Records for the benefit of Purchaser, the Shareholders and their respective representatives. From time to time, and without further consideration, Purchaser will deliver to the Shareholders’ Representative such Files and Records and take such actions as the Shareholders’ Representative may reasonably request in order to effectively implement and carry into effect the transactions contemplated by this Agreement.

(c) No investigation by, or information furnished to or obtained by, Purchaser or its representatives, whether prior to or following the date of this Agreement, shall modify, limit or otherwise affect the Shareholders’ representations and warranties in this Agreement, or limit the remedies available to Purchaser hereunder. Purchaser agrees that, notwithstanding its due diligence review of Salvage Disposal’s Records and other information and discussions with representatives of Shareholders and Salvage Disposal, Shareholders’ representations and warranties in Article IV hereof are the sole and exclusive representations and warranties by Shareholders in connection with the transactions under this Agreement.

(d) The Confidentiality Agreement shall apply with respect to information furnished or made available thereunder and hereunder and any other activities contemplated thereby or hereby. Notwithstanding anything contained in this Agreement to the contrary, neither the Shareholders nor Salvage Disposal shall be under any obligation, pursuant to this Agreement or otherwise, to provide Purchaser or its representatives access to any (i) information or Records subject to Third Person confidentiality agreements for which a consent or waiver cannot be secured by the Shareholders or Salvage Disposal after reasonable efforts, (ii) information or Records which, if disclosed, would violate an attorney-client or other privilege or might constitute a waiver of rights as to attorney work product or attorney-client or other privileged communications, or (iii) information or Records (including, for the avoidance of doubt, any Contracts to be delivered or disclosed pursuant to Section 4.09) which the Shareholders or Salvage Disposal could reasonably be prohibited from disclosing pursuant to Law. Notwithstanding any other provision hereof, including Section 15.10, the Confidentiality Agreement shall survive the Closing and continue in full force and effect in accordance with its terms.

Section 7.03. Fulfillment of Conditions. Purchaser will (a) execute and deliver at the Closing each certificate, document and instrument that Purchaser is hereby required to execute respectively, and deliver as a condition to the Closing, and (b) promptly and affirmatively take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith (i) to satisfy each other condition to the obligations of the Shareholders contained in this Agreement and (ii) to consummate all of the transactions contemplated in this Agreement.

Section 7.04. Waiver of Conflicts Regarding Representation; Confidentiality and Privilege. Purchaser hereby irrevocably acknowledges and agrees that: (i) the Shareholders shall have the right, at their election, to retain the firm of Alston & Bird LLP to represent the Shareholders in any dispute or proceeding arising under or in connection with this Agreement, including under Article XII; (ii) Purchaser irrevocably waives, consents to and covenants not to assert, and agrees to cause its successors, assigns and Affiliates (including, after the Closing, Salvage Disposal) and any persons authorized to act on the behalf of any of the foregoing (collectively, the “Purchaser Designated Persons”) to irrevocably waive, consent to and not assert, any objection, based on conflict of interest or otherwise, to any representation of the Shareholders prior to or after the Closing by Alston & Bird LLP; (iii) all communications between any of the Shareholders, solely in their capacity as a shareholder of Salvage Disposal (collectively, the “Shareholder Designated Persons”), and their advisors and counsel, including Alston & Bird LLP, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute of proceeding arising under or in connection with, this Agreement (the “Protected Shareholder Communications”), shall be deemed to be privileged and confidential communications between such Shareholder Designated Persons and such advisors and counsel; and (iv) all rights to such Protected Shareholder Communications, and the control of the confidentiality and privilege applicable thereto, shall be retained by the Shareholder Designated Persons; provided, however, (A) all Protected Salvage Disposal Communications shall be deemed to be privileged and confidential communications of Salvage Disposal and Knox, (B) all rights to such Protected Salvage Disposal Communications, and the control of the confidentiality and privilege applicable thereto, shall be retained by Salvage Disposal and Knox, and (C) in no event whatsoever shall any Protected Salvage Disposal Communications be deemed to be Protected Shareholder Communications.

Section 7.05. Non-Disclosure. Except as required by Law, prior to the Closing, Purchaser shall not, and shall not permit its Affiliates, or any of its or their respective representatives, to make any press release or public announcement or any other disclosure, including announcements to any employees, customers or suppliers of Salvage Disposal or Purchaser, concerning the existence of this Agreement or any of the transactions contemplated hereby without the prior written consent of Salvage Disposal. For the avoidance of doubt, the foregoing sentence shall apply, without limitation, to any public announcement or filing made by or on behalf of Purchaser, or any Affiliates of Purchaser, for purposes of compliance with federal or state securities Laws. Notwithstanding the foregoing, or any other provision of this Agreement, prior to making any press release or public announcement or other disclosure concerning the existence of this Agreement or any of the transactions contemplated hereby, Purchaser shall provide Shareholders’ Representative with a reasonable opportunity to review and comment on such release, announcement or disclosure.

Section 7.06. No Indemnification of Directors and Officers. None of Purchaser, Salvage Disposal or Knox shall remain obligated to perform any indemnification obligations of Salvage Disposal or Knox under its respective organizational documents or applicable Law with respect to any former or current director or officer of Salvage Disposal or Knox.

ARTICLE VIII.

CONDITIONS TO OBLIGATIONS OF PURCHASER

The obligations of Purchaser hereunder are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Purchaser in its sole discretion):

Section 8.01. Representations and Warranties. The representations and warranties of the Shareholders and Salvage Disposal contained in Article IV shall be true and correct in all respects on and as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct as of such specified date), except where the failure of such representations and warranties in the aggregate to be true and correct would not be reasonably expected to have a Material Adverse Effect on Salvage Disposal; provided, that (i) where a representation or warranty is qualified by reference to the phrases “material,” “materially,” “Material Adverse Effect” or “in all material respects,” such qualification shall for the purposes of this Section be ignored such that no representation or warranty shall be deemed to be qualified more than once with respect to materiality; and (ii) provided, further, that notwithstanding the foregoing clause (i), the Fundamental Representations shall be true, correct and complete in all respects as of the date hereof and as of the Closing Date.

Section 8.02. Performance. Salvage Disposal, Knox and each Shareholder shall have performed and complied, in all material respects, with the agreements, covenants and obligations required by this Agreement to be so performed or complied with by Salvage Disposal, Knox and each Shareholder, as the case may be, at or before the Closing.

Section 8.03. Laws. There shall not be in effect on the Closing Date any Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any outstanding judgments or orders against Salvage Disposal, Knox, any Shareholder or the Subject Securities.

Section 8.04. Regulatory Consents and Approvals. All consents, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority set forth in Schedule 8.04 that are necessary to permit Purchaser and the Shareholders to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental or Regulatory Authority necessary for the consummation of the transactions contemplated by this Agreement shall have occurred.

Section 8.05. No Material Adverse Change. There shall not have occurred any event or circumstance which, individually or in the aggregate, had or could reasonably be expected to have a Material Adverse Effect on Salvage Disposal or Knox.

Section 8.06. The Subject Securities. Each Shareholder shall hold and at the Closing shall transfer to Purchaser good, valid and marketable title to its respective Subject Securities, free and clear of all liens, claims and encumbrances of any kind or character whatsoever.

Section 8.07. Additional Matters. Purchaser shall have had reasonable time to review to its satisfaction of any Additional Matters for the sole purpose of determining whether any such Additional Matters prevent the satisfaction of the conditions set forth in Sections 8.01 or 8.05.

Section 8.08. Consummation of Auto Disposal Transaction. Purchaser and the Auto Disposal Shareholders shall have consummated the transaction in respect of the Auto Disposal Shares as contemplated by the Auto Disposal Purchase Agreement.

Section 8.09. Repayment of Indebtedness. Purchaser shall have received the Payoff Letters as contemplated by Sections 2.01(b) and 2.01(c) of this Agreement, dated as of the Closing Date, and evidence reasonably satisfactory to Purchaser of the payment in full of all Indebtedness indicated in such Payoff Letters and agreement to release all Encumbrances with respect to such Indebtedness.

Section 8.10. Subordination, Non-Disturbance and Attornment Agreements. If requested by Purchaser, Purchaser shall have received a commercially reasonable Subordination, Non-Disturbance and Attornment Agreement executed by the applicable mortgagee (or similar interest holder) with an interest in any parcels constituting the Real Property.

Section 8.11. Assignments of Subleases. The Shareholders and Purchaser shall have entered into reasonable and customary assignments of all subleases to insurance companies operating in the Real Property subject to the New Real Estate Leases (which assignments shall not involve notice to such insurance companies prior to the Closing).

ARTICLE IX.

CONDITIONS TO OBLIGATIONS OF THE SHAREHOLDERS

The obligations of the Shareholders hereunder are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by the Shareholders in their sole discretion):

Section 9.01. Representations and Warranties. The representations and warranties of Purchaser contained in Article V shall be true and correct in all respects on and as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct as of such specified date), except where the failure of such representations and warranties in the aggregate to be true and correct would not be reasonably expected to have a Material Adverse Effect on Purchaser; provided, that (i) where a representation or warranty is qualified by reference to the phrases “material,” “materially,” “Material Adverse Effect” or “in all material respects,” such qualification shall for the purposes of this Section be ignored such that no representation or warranty shall be deemed to be qualified more than once with respect to materiality.

Section 9.02. Performance. Purchaser shall have performed and complied, in all material respects, with the agreements, covenants and obligations required by this Agreement as applicable at or before the Closing.

Section 9.03. Laws. There shall not be in effect on the Closing Date any Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

Section 9.04. Regulatory Consents and Approvals. All consents, approvals and actions of, filings with and notices to any Governmental Entity necessary to permit the Shareholders or Purchaser to perform their obligations under this Agreement and to consummate the transactions contemplated hereby, shall have been duly obtained, made or given and shall be in full force and effect and all terminations or expirations of waiting periods imposed by any Governmental Entity necessary for the consummation of the transactions contemplated by this Agreement shall have occurred.

Section 9.05. Auto Disposal Purchase Agreement. Prior to or contemporaneous with the Closing, Purchaser and the Auto Disposal Shareholders shall have consummated the transaction in respect of the Auto Disposal Shares as contemplated by the Auto Disposal Purchase Agreement.

ARTICLE X.

REIMBURSEMENT OF UNCOLLECTED FUNDS

Section 10.01. Calculation of Uncollected Funds. On the Closing Date, Purchaser shall commence an accounting to determine:

(a) the Vehicles not yet sold or disposed of, for which Salvage Disposal incurred Advance Charges or Tow-In Charges, or both, before Closing,

(b) the Vehicles for which Deficit Balances exist as of the Closing Date, and

(c) the Buyer Receivables as of the Closing Date,

(collectively the “Uncollected Funds”). The accounting shall include (i) an inventory of the physical Vehicles and (ii) an accounting of Salvage Disposal’s accounting Files and Records. The Shareholders’ Representative, or her designees, may be present to observe Purchaser performing such accounting. Purchaser and the Shareholders shall pay the fees and expenses of their respective representatives in connection with such accounting. After completion of the accounting, and within one month of Closing, Purchaser shall deliver to the Shareholders’ Representative a statement setting forth its calculation on a per-Vehicle basis of the Uncollected Funds (collectively the “Calculation”).

Section 10.02. Protest of Purchaser’s Calculation. Within thirty (30) days after Purchaser’s delivery of its Calculation to the Shareholders’ Representative, the Shareholders’ Representative may deliver written notice (the “Protest Notice”) to Purchaser of any objections, and the basis therefor, which the Shareholders may have to Purchaser’s Calculation. The failure of the Shareholders’ Representative to deliver such Protest Notice within the prescribed time period will constitute the Shareholders acceptance of Purchaser’s Calculation. If Purchaser and the Shareholders are unable to resolve any disagreement with respect to the Calculation within twenty (20) days following the Shareholders’ Representative’s delivery of any Protest Notice, then either the Shareholders’ Representative or Purchaser may refer the items in dispute to the Accountants. Any undisputed amount due from the Shareholders to Purchaser shall be paid in accordance with Section 10.03. Promptly, but not later than thirty (30) days after acceptance of its appointment, based solely on presentations to the Accountants by the Shareholders’ Representative, her designees, and Purchaser and not by independent review, the Accountants will render a decision as to the disputes and the Calculation, which decision will be conclusive and binding upon the Parties. In resolving any disputed item, the Accountants may not assign a value to any particular item greater than the greatest value for such item claimed by either party or less than the lowest value for such item claimed by either party, in each case as presented to the Accountants. The fees and expenses of the Accountants shall be borne by the Shareholders, on the one hand, and Purchaser, on the other hand, based upon the percentage that the amount not awarded to Purchaser or the Shareholders bears to the amount actually contested by such party.

Section 10.03. Reimbursement of Uncollected Funds.

(a) For Uncollected Funds which are Buyer Vehicle Receivables, (i) for all buyers that make payment in full to Salvage Disposal for their Buyer Vehicle Receivables within ten (10) days of Closing, Purchasers shall pay those funds to Shareholders’ Representative within five (5) days of receiving payment from the buyers, (ii) for all buyers that fail to make payment in full to Salvage Disposal for their Buyer Vehicle Receivables within ten (10) days of Closing, Purchaser must either (A) (I) treat the transaction as a void sale, (II) void the sale to the buyer, (III) send written notice to Shareholders’ Representative that the buyer failed to pay within the ten day period, and (IV) return Salvage Disposal’s check for sale proceeds drawn in favor of the vehicle supplier to Shareholders’ Representative, but Purchaser may only elect this option if all conditions in this subsection are met, or (B) remit payment to Shareholders’ Representative for the Buyer Vehicle Receivables.

(b) For all Uncollected Funds that are not Buyer Vehicle Receivables, on the date that is forty-five (45) days after the Closing Date (the “Period One Calculation Date”), Purchaser shall determine the sum of all such collected Uncollected Funds received by Salvage Disposal during the period beginning on the Closing Date and ending on the Period One Calculation Date and pay such sum to the Shareholders’ Representative within thirty (30) days following the Period One Calculation Date. On the last day of the first calendar quarter following the Period One Calculation Date (the “Period Two Calculation Date”), Purchaser shall determine the sum of all collected Uncollected Funds received by Salvage Disposal during the period beginning on the first day following the Period One Calculation Date and ending on the Period Two Calculation Date and pay such sum to the Shareholders’ Representative within thirty (30) days following the Period Two Calculation Date. On the last day of the second calendar quarter following the Period One Calculation Date (the “Period Three Calculation Date”), Purchaser shall determine the sum of all collected Uncollected Funds received by Salvage Disposal during the period beginning on the first day following the Period Two Calculation Date and ending on the Period Three Calculation Date and pay such sum to the Shareholders’ Representative within thirty (30) days following the Period Three Calculation Date. On the date that is the one-year anniversary of the Closing Date, Purchaser shall determine the sum of all collected Uncollected Funds received by Salvage Disposal during the period beginning on the first day following the Period Three Calculation Date and ending on the one-year anniversary of the Closing Date and pay such sum to the Shareholders’ Representative within thirty (30) days following the one-year anniversary of the Closing Date.

(c) Within thirty (30) days following the one-year anniversary of the Closing Date, with respect to any Uncollected Funds for which Salvage Disposal has not received payment as of the one-year anniversary of the Closing Date, Purchaser shall either (i) retain, and use reasonable commercial efforts to collect, such Uncollected Funds (provided that Purchaser shall not be required to exercise or employ any extraordinary collection practices or procedures with respect to any Uncollected Funds), or (ii) assign to the Shareholders’ Representative all rights to such Uncollected Funds, thereby authorizing the Shareholders’ Representative to, at her sole cost and expense, collect, or employ a third party collection service agreeable to Purchaser in its reasonable discretion to collect, such Uncollected Funds.

(d) Within thirty (30) days following the two-year anniversary of the Closing Date, Purchaser (i) shall determine the sum of all collected Uncollected Funds received by Salvage Disposal during the period beginning on the first day following the one-year anniversary of the Closing Date and ending on the two-year anniversary of the Closing Date and pay such sum to the Shareholders’ Representative for distribution to the Shareholders and (ii) with respect to any Uncollected Funds for which Salvage Disposal has not received payment as of the two-year anniversary of the Closing Date, other than any such Uncollected Funds previously assigned to the Shareholders’ Representative in accordance with Section 10.03(ii)(y), assign to the Shareholders’ Representative all rights to such Uncollected Funds, thereby authorizing the Shareholders’ Representative to, at her sole cost and expense, collect, or employ a third party collection service agreeable to Purchaser in its reasonable discretion to collect, such Uncollected Funds.

Section 10.04. Shareholders’ Review of Purchaser’s Reimbursement. With each payment of collected Uncollected Funds to the Shareholders in accordance with Section 10.03, Purchaser shall provide to the Shareholders’ Representative a report (the “Collection Report”) that details, on an individual Vehicle basis, the Uncollected Funds that Purchaser collected.

Section 10.05. Protest of Collection Report. Within thirty (30) days after Purchaser’s delivery of its Collection Report, the Shareholders’ Representative may deliver written notice (the “Collection Protest Notice”) to Purchaser of any objections, and the basis therefor, which the Shareholders may have to the Collection Report. The failure of the Shareholders’ Representative to deliver such Collection Protest Notice within the prescribed time period will constitute the Shareholders acceptance of the Collection Protest Notice. If Purchaser and the Shareholders are unable to resolve any disagreement with respect to the Collection Protest Notice within twenty (20) days following the Shareholders’ Representative’s delivery of any

Collection Protest Notice, then either the Shareholders’ Representative or Purchaser may refer the items in dispute to the Accountants. Promptly, but not later than thirty (30) days after acceptance of its appointment, based solely on presentations to the Accountants by the Shareholders’ Representative, her designees, and Purchaser and not by independent review, the Accountants will render a decision as to the disputes and the Collection Report, which decision will be conclusive and binding upon the Parties. In resolving any disputed item, the Accountants may not assign a value to any particular item greater than the greatest value for such item claimed by either Party or less than the lowest value for such item claimed by either Party, in each case as presented to the Accountants. The fees and expenses of the Accountants shall be borne by the Shareholders, on the one hand, and Purchaser, on the other hand, based upon the percentage that the amount not awarded to Purchaser or the Shareholders bears to the amount actually contested by such Party.

Section 10.06. Deposit of Received Funds. All funds, including cash, checks, money orders, or other negotiable instruments received by Salvage Disposal before Closing but not deposited before Closing (“Funds Received During Transition”) shall be deposited in the Shareholders’ account on the first Business Day after Closing. Purchaser shall provide the Shareholders’ Representative a cash log for any such deposits from the Blue Pine Salvage Management System currently in use by Salvage Disposal. Any rights Purchaser may have in returned Funds Received During Transition will be assigned to the Shareholders’ Representative. Uncollected Funds paid with Funds Received During Transition shall not be included in the Calculation provided for in Section 10.01.

ARTICLE XI.

RESTRICTIVE COVENANTS

Section 11.01. Restrictive Covenants. The Parties agree that Purchaser is relying on the covenants and agreements set forth in this Section 11.01, and that the Purchase Price is sufficient consideration to make the covenants and agreements set forth herein enforceable.

(a) Non-competition. In furtherance of the purchase and sale of the Subject Securities to Purchaser hereunder by virtue of the transactions contemplated hereby, to more effectively protect the value of the Business so transferred, and to induce Purchaser to consummate the transactions contemplated hereby, each of the Shareholders and Verastar covenants and agrees that, for a period commencing on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date (the “Term”), he, she or it will not, nor will he, she or it permit any of his, her or its respective Affiliates (including, without limitation, Auto Auction South) to, (i) engage, directly or indirectly, individually or as a founder, sole proprietor, owner, shareholder, director, officer, member, partner, joint venturer, employee or agent of any other Person, in the Business, or in any business which is competitive with the Business, anywhere within two hundred (200) miles of any facility of Purchaser or its Affiliates; (ii) sell, lease, assign, convey or otherwise transfer any interest in any parcel of Leased Real Property or any of the property set forth on Schedule 11.01(a) to any competitor of the Business; (iii) solicit any party who is or was a customer or supplier of the Business, or who becomes a customer or supplier of the Business at any time during the Term, for the purpose of engaging in, or assisting any Person in engaging in, any business which competes directly with the Business; or (iv) solicit for employment any employee of Purchaser, any Subsidiary of Purchaser, Salvage Disposal, or Knox. Notwithstanding the foregoing, nothing contained in this Agreement shall prohibit any of Shareholder, Verastar or their respective Affiliates from (i) acquiring, owning, selling, assigning, conveying or otherwise transferring any assets or equity interest in Sadisco of Macon or Sadisco of Greensboro, provided, however, that in no event shall any Shareholder, Verastar or their respective Affiliates play an active role in the day to day operations of the business of Sadisco of Macon or Sadisco of Greensboro (or any successors thereto); provided, further, that any Shareholder, Verastar or their respective Affiliates may play an active role in the sale, assignment, conveyance or transfer of such equity interest, including, without limitation, to any current or prospective competitor of the Business; (ii) hiring as an employee, independent contractor or consultant any individual formerly employed or engaged by Salvage Disposal, provided, that such former employee was not solicited for employment in violation of the terms and conditions set forth in Section 11.01(a)(iv); (iii) owning not more than an aggregate of one percent (1%) of any class of stock listed on a national securities exchange or traded in the over-the-counter market; provided that no Shareholder, Verastar or his, her or its respective Affiliates is actively engaged in the Business; or (iv) exercising its rights under any of the New Real Estate Leases.

(b) Confidentiality. The Shareholders and Verastar recognize and acknowledge that they have knowledge of confidential information concerning Salvage Disposal, Knox, the Business and the Assets (“Confidential Information”). In light of the foregoing, the Shareholders and Verastar shall, and shall cause their respective Affiliates to, maintain the confidentiality of all Confidential Information for the duration of the Term, except to the extent disclosure of any such information (i) is required by Law, (ii) is expressly authorized by Purchaser or its Affiliates, which authorization shall not be unreasonably withheld, conditioned or delayed, or (iii) reasonably occurs in connection with disputes over the terms of this Agreement. In the event that any Shareholder or Verastar reasonably believes, after consultation with counsel, that such Shareholder or Verastar is required by Law to disclose any Confidential Information, such Shareholder and Verastar will provide Purchaser with prompt notice before such disclosure in order that Purchaser may attempt to obtain a protective order or other assurance that confidential treatment will be accorded to such Confidential Information.

(c) Remedies.

(i) Without limiting the right of Purchaser to pursue all other legal and equitable rights available to it for violations of this Section 11.01, it is agreed that other remedies cannot fully compensate Purchaser for such a violation and that Purchaser shall be entitled to pursue immediate injunctive relief (without the necessity of posting a bond) to prevent violation or continuing violation thereof. It is the intent of and understanding of each party hereto that if, in any action before any court legally empowered to enforce this Section 11.01, any term, restriction, covenant or promise in this Section 11.01 is found to be unreasonable and for that reason unenforceable, then such term, restriction, covenant or promise shall be deemed modified to the extent necessary to make it enforceable by such court or agency.

(ii) If Purchaser becomes aware of any fact, event or circumstance that any of the Shareholders has breached its obligations under Section 11.01(a), Purchaser shall have the right to immediately withhold payment of any Deferred Payments and Earn-Out Payments and, as a condition to making such withholdings, shall deliver a written notice to Shareholders’ Representative specifying such fact, event or circumstance in reasonable detail (a “Competition Notice”). Within thirty (30) days after delivery of any Competition Notice, the Shareholders shall have the right to cure, if curable, the fact, event or circumstance set forth in the Competition Notice or object to the same by written notice from the Shareholders’ Representative to Purchaser setting forth in reasonable detail the basis for such objection (a “Competition Objection Notice”). If, within thirty (30) days after delivery of any Competition Notice, the Shareholders cure, to Purchaser’s reasonable satisfaction, the fact, event or circumstance set forth in the Competition Notice, the Shareholders shall be entitled to receive Deferred Payments and Earn-Out Payments to the extent provided in Section 2.02. If there is a dispute with respect to the sufficiency of any cure by the Shareholders, Purchaser and the Shareholders’ Representative shall negotiate in good faith for a period not less than fifteen (15) days. In the event that such dispute is not resolved after such fifteen (15) day period, either Purchaser or Shareholders’ Representative may take other action as it deems necessary to resolve such dispute including the filing of a civil action pursuant to Section 15.14. In the event of an action, suit or proceeding brought pursuant to this Section 11.01(c)(ii), (i) all fees (including reasonable attorneys fees) and expenses of such action, suit or proceeding, whether incurred by Purchaser or Shareholders, shall be borne (A) solely by Purchaser in the event that the Shareholders’ Representative is the prevailing party with respect to the matters on which Purchaser or the Shareholders’ Representative has filed such civil action, and (B) solely by Shareholders in the event that Purchaser is the prevailing party with respect to the matters on which Purchaser or the Shareholders’ Representative has filed such civil action; provided, however, that neither the Shareholders nor Purchaser shall be obligated for any fees (including reasonable attorneys fees of the other) that exceed, in aggregate, for any dispute or disputes arising under this Section 11.01(c)(ii), 2.02(h)(ii) or Section 12.09 of this Agreement, Two Hundred Fifty Thousand Dollars ($250,000); provided, further, that the foregoing fee limitation of Two Hundred Fifty Thousand Dollars ($250,000) shall not apply to any attorneys fees to which Shareholders or Purchaser may be awarded under any order, writ, judgment, award, injunction or decree of any Governmental Entity. In the event that there is a final determination that Shareholders have breached Section 11.01(a) following any action, suit or Proceeding filed under this Section 11.01(c), the Shareholders shall not be entitled to receive payment of any portion of the Deferred Payments or Earn-Out Payments that is unearned as of the date of the breach. The remedies provided in this section shall be in addition to, and not in limitation of, the remedies provided in Section 11.01(c)(i) (provided, however, that any Losses that Purchaser would otherwise be entitled to seek for a breach of this Section 11.01 pursuant to Section 12.02 shall be reduced by the amount of Deferred Payments not paid, or Earn-Out Payments earned by Shareholders but not paid, by Purchaser due to an alleged breach of Section 11.01(a) by any Shareholder), and nothing stated herein shall limit or alter Purchaser’s right to seek immediate injunctive relief to remedy a violation of Shareholders’ obligations under Section 11.01(c)(i).

ARTICLE XII.

INDEMNIFICATION

Section 12.01. Survival. All representations and warranties contained in this Agreement shall survive the Closing, notwithstanding any investigation conducted at any time with respect thereto, for the longer of (a) eighteen (18) months from the Closing Date and (b) until the resolution of the indemnification Claims received by the Indemnifying Party prior to such date; provided, however, (i) in the case of representations and warranties made in Sections 4.08 and 4.15 and the indemnification obligations in Section 12.02(f), a period ending sixty (60) days after the expiration of the applicable statutory period of limitations, (ii) in case of representations and warranties made in Section 4.17 and the indemnification obligations in Sections 12.02(e), 12.02(m) and 12.02(r), a period ending five (5) years after the Closing Date, (iii) in the case of the indemnification obligations made in Section 12.02(d), a period ending One Hundred (100) days after the Closing Date, and (iv) in the case of the indemnification obligations in Sections 12.02(c), 12.02(g) through and including (l) and Sections 12.02(n) through and including (q), a period ending twenty-four (24) months after the Closing Date, is applicable to any matter subject to the representations, warranties and indemnification obligations contained in those sections and until the resolution of the indemnification Claims received by the Indemnifying Party prior to the expiration of such period. Fundamental Representations shall survive the Closing indefinitely.

Section 12.02. Indemnification by the Shareholders. Subject to the limitations of Section 12.01 and the other provisions of this Article XII, from and after the Closing each Shareholder jointly and severally shall indemnify and hold harmless Purchaser, Salvage Disposal and their respective successors, assigns, shareholders, employees, officers, directors, members, representatives, Affiliates and agents (each a “Purchaser Indemnified Party”) from and against any and all damages, losses, obligations, liabilities, claims, encumbrances, penalties, costs and expenses (including, without limitation, reasonable attorneys’ fees) including any and all actions, suits, investigations, proceedings, demands, assessments, audits and judgments with respect to any of the foregoing (collectively, “Losses”), arising from or relating to (a) any misrepresentation in or breach of any representation or warranty made by any Shareholder in this Agreement or any Related Agreement; (b) nonfulfillment of any of the covenants or agreements of any Shareholder in this Agreement or any Related Agreement; (c) the Excluded Liabilities, (d) any third party claims naming Purchaser, Salvage Disposal, Knox or any of their Affiliates relating to the operation of the Business by the Shareholders, Salvage Disposal or Knox on or prior to the Closing Date or arising out of the transactions entered into by the Shareholders, Salvage Disposal or Knox, or events occurring regarding the Business, on or prior to the Closing Date, (e) the actual or alleged presence, release or threat of release of, migration of or exposure to any Hazardous Material, including, without limitation, mold, on, in, under or affecting all or any portion of the Real Property or any surrounding areas that resulted from any act or omission of Salvage Disposal or Knox in violation of Environmental Law or that was present in violation of Environmental Law as of, or prior to, the Closing Date, and any actual or alleged personal injury or property damage arising out of or related to the presence of any such Hazardous Material on the Real Property as of, or prior to, the Closing Date and in violation of Environmental Law; (f) any Taxes imposed on Salvage Disposal or Knox, or with respect to the

Business, for any period (or portion of any period) ending on or before the Closing Date, which are the responsibility of the Shareholders as provided in Section 13.01 hereof, including, without limitation, any (i) Taxes imposed in connection with the Section 338(h)(10) Election, (ii) the transfer of Excluded Assets, (iii) liabilities or obligations of Salvage Disposal or Knox with respect to Salvage Disposal’s or Knox’s failure to (A) comply with sales tax laws, and (B) collect sales tax in connection with any of its auctions on or prior to the Closing; (g) any Liability, obligation or claim with respect to the ownership or use of the Excluded Assets; (h) any Liability, obligation or claim related to the failure of Salvage Disposal or Knox to retain, prior to the Closing, any Retained Vehicle in accordance with the directions set forth in any Retention Notice; (i) the assertion or recovery against Purchaser, any Subsidiary of Purchaser, Salvage Disposal or Knox in connection with any employment-related claims arising out of or in connection with facts, circumstances or conditions existing on or prior to the Closing, which are (i) filed prior to the Closing Date or (ii) filed after the Closing Date but which arose from facts and circumstances or an event which existed prior to the Closing Date; (j) Encumbrances on the Assets which attached prior to the Closing and which are not disclosed in the Disclosure Schedules of the Shareholders; (k) any warranty claims relating to Vehicles or other Inventory sold by Salvage Disposal or Knox prior to Closing; (l) the costs for any improvements, alterations or repairs to any Real Property required, by reason of any action or inaction of Salvage Disposal or Knox prior to the Closing (except for such costs for any improvements, alterations or repairs to any Real Property that would not be required but for the actions or inactions of Purchaser following the Closing), to cause such Real Property to comply with the provisions of Title II of the Americans With Disabilities Act of 1990 (42 U.S.C. § 1201 et seq.) and the regulations and guidelines promulgated thereunder (but only to the extent Salvage Disposal, Knox or Purchaser is required by a Governmental Entity to effect such improvements, alterations or repairs); (m) Salvage Disposal’s or Knox’s disposal, emission, discharge, handling, storage, or transportation prior to the Closing of any Hazardous Materials in violation of Environmental Law or its arranging for disposal, discharge, storage or release prior to the Closing of any Hazardous Material in violation of Environmental Law; (n) the Terminated Agreements; (o) the Existing Real Estate Leases; (p) the Indebtedness of Salvage Disposal or Knox set forth in the Payoff Letters; (q) the Transaction Expenses; and (r) Salvage Disposal’s or Knox’s violation of any Environmental Law or Environmental Requirements, including, without limitation, all matters set forth in Schedule 4.17. Notwithstanding the foregoing obligations of the Shareholders set forth in this Section 12.02, the Shareholders shall only be obligated to indemnify or hold harmless any Purchaser Indemnified Party for any Losses (i) related to, arising out of, or in connection with (A) any act or omission of the Shareholders, Salvage Disposal or Knox occurring on or prior to the Closing, (B) any fact, circumstance, event or condition existing or occurring on or prior to the Closing or (C) any transaction entered into, or the operation of the Business, on or prior to the Closing; (ii) in the case of items (c) through (q) of the preceding sentence, to the extent such Losses arise out of Liabilities incurred by Salvage Disposal, Knox, Purchaser or any of their Affiliates after the Closing; and (iii) in the case of items (e) and (m) of the preceding sentence, to the extent such Losses are for reasonable costs of legally necessary remediation undertaken, whether voluntarily or involuntarily, after the Closing.

Section 12.03. Indemnification by Purchaser. From and after the Closing, Purchaser shall indemnify and hold harmless the Shareholders and their respective successors and assigns and their respective shareholders, officers, directors, representatives, Affiliates and agents (each a “Shareholder Indemnified Party”) from and against any and all Losses resulting from or relating to (a) any misrepresentation in or breach of any representation or warranty made by Purchaser in this Agreement or any Related Agreement; (b) nonfulfillment of any of the covenants or agreements of Purchaser in this Agreement or any Related Agreement; (c) any third party claims naming any Shareholder relating to the operation of the Business after the Closing Date or arising out of transactions entered into or events occurring after the Closing Date; and (d) any and all suits, actions, investigations, proceedings, demands, assessments, audits and judgments arising out of any of the foregoing.

Section 12.04. Limitations on Indemnification. Purchaser shall not be entitled to any indemnification payment for Losses until such time as the total amount of all Losses that have been directly or indirectly suffered or incurred by any one or more of Purchaser Indemnified Parties, or to which any one or more of Purchaser Indemnified Parties has or have otherwise become subject pursuant to such provisions, exceeds Two Hundred Fifty Thousand Dollars ($250,000) in the aggregate (the “Deductible”); provided, however, that in the event that such Losses exceed the Deductible, the Shareholders shall fully indemnify the applicable Purchaser Indemnified Party for all Losses incurred by such Purchaser Indemnified Party in excess of the Deductible. Notwithstanding the foregoing, the limitations set forth above shall not apply to Losses in connection with indemnification (a) relating to Fundamental Representations, and (b) relating to breaches of representations and warranties set forth in Section 4.08, and (c) indemnification obligations under Sections 12.02(c), (f), (p) and (q); provided further, except as set forth in Section 12.05 and Section 12.06 the indemnification obligations of the Shareholder Indemnified Parties hereunder shall not, in the aggregate, exceed the Cap. Notwithstanding any other provision hereof, in no event shall any party be liable to any other party, or to the other party’s indemnitees, whether under this Agreement or otherwise, for any punitive damages, except to the extent any Purchaser Indemnified Party is liable to a third party for any such punitive damages.

Section 12.05. Additional Indemnification by the Shareholders. From and after the Closing Date each of the Shareholders shall severally but not jointly, indemnify, defend and save Purchaser Indemnified Parties harmless from and against, and shall pay to a Purchaser Indemnified Party or reimburse a Purchaser Indemnified Party for, any and all Losses sustained or incurred by any Purchaser Indemnified Party relating to, resulting from, arising out of or otherwise by virtue of (a) the Shareholders failing to be the sole record and beneficial owner of the Shares shown as owned by such Shareholder on Exhibit A, free and clear of all Encumbrances or other restrictions; (b) failure to obtain any consent required for the transfer of such Shareholder’s Shares pursuant to the terms and conditions of this Agreement, or which is required for the consummation by such Shareholder of the transactions contemplated hereby; (c) any preemptive rights, rights of first refusal, options or other voting, purchase or sale rights in or to such Shareholder’s Shares; (d) any breach of a Fundamental Representation; or (e) any indemnification obligation under Section 12.02(f); provided, however, that each Shareholder’s liability under this Section 12.05 shall be limited to the aggregate portion of the Purchase Price actually received by such Shareholder.

Section 12.06. Special Rule for Fraud and Intentional Misrepresentation. Notwithstanding anything in this Article XII to the contrary,

in the event of any breach of a representation or warranty by the Shareholders that involves actual fraud (excluding, for the avoidance of doubt, constructive fraud) or an intentional misrepresentation, the limitations set forth in Sections 12.04 and 12.11 shall not apply to the extent of any Losses that any Purchaser Indemnified Party may suffer, sustain or become subject to as a direct result of such actual fraud or intentional misrepresentation.

Section 12.07. Procedure. If a claim (other than a Tax Claim (as defined in Section 13.01(f)), the conduct of which shall be governed by Section 13.01(f)) for Losses (a “Claim”) is to be made by a Purchaser Indemnified or a Shareholder Indemnified Party (the maker of such Claim being referred to herein as the “Indemnified Party”), such Indemnified Party shall give written notice (a “Claim Notice”) to (a) the Shareholders’ Representative, in the case of indemnification pursuant to Section 12.02 and (b) Purchaser in the case of indemnification pursuant to Section 12.03 (the recipient of such notice referred to below as the “Indemnifying Party”), in either case as soon as practicable after such Indemnified Party becomes aware of any fact, condition or event which may give rise to Losses for which indemnification may be sought under this Article XII. The Claim Notice shall contain detail describing the basis for the Claim and, to the extent available, the calculation of the amount thereof. The Indemnified Party shall give the Indemnifying Party such information and cooperation as the Indemnifying Party may reasonably request to enable the Indemnifying Party to perform its obligations hereunder.

Section 12.08. Third Party Claims. If any lawsuit or other action is filed or instituted by a third party against any Indemnified Party with respect to a matter subject to indemnity hereunder, notice thereof (a “Third Party Notice”) shall be given to the Indemnifying Party as promptly as practicable (and in any event within fifteen (15) Business Days after the service of the citation or summons). The failure of any Indemnified Party to give timely notice hereunder shall not affect such Indemnified Party’s rights to indemnification hereunder, except to the extent of actual damage caused by such failure. After receipt of a Third Party Notice, the Indemnifying Party shall have the right to (a) take control of the defense and investigation of such lawsuit or action, (b) employ and engage attorneys of its own choice to handle and defend the same, at the Indemnifying Party’s sole cost, risk and expense, and (c) compromise or settle such claim, which compromise or settlement shall be made only with the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or denied. The Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party and such attorneys in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom, and the Indemnified Party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. The parties shall also cooperate with each other in any notifications to insurers. If the Indemnifying Party fails to assume the defense of such claim within thirty (30) calendar days after receipt of the Third Party Notice, the Indemnified Party against which such claim has been asserted will (upon delivering notice to such effect to the Indemnifying Party) have the right to undertake the defense, compromise or settlement of such claim (all at the cost and expense of the Indemnifying Party) and the Indemnifying Party shall have the right to participate therein at its own cost. Notwithstanding the foregoing, the Indemnifying Party shall not be liable for the reasonable fees and expenses of more than one separate firm of attorneys at any time for any and all Indemnified Parties (which firm shall be designated in writing by such Indemnified Party or Parties, subject to the approval of the Indemnifying Party which shall not be unreasonably withheld or delayed) in connection with any one such action or proceeding arising out of the same general allegations or circumstances and in no event shall any compromise or settlement be made without written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

Section 12.09. Right of Set-Off. In addition to any other rights and remedies of Purchaser under this Article XII, this Agreement, any other Related Agreement, or otherwise arising by Law, upon the terms and conditions set forth in this Section 12.09, Purchaser may satisfy in the form of a set-off against any amounts due to the Shareholders or its Affiliates by Purchaser under Section 2.02 of this Agreement (a “Set-Off”), not to exceed the Cap (except with respect to Sections 12.05 and 12.06): (i) the amount of any indemnification to which any Purchaser Indemnified Party is entitled under Section 12.02, and (ii) the amount of any excess of the Pre-Closing Payables Amount over the Holdback Amount under Section 2.03. If Purchaser intends to seek a Set-Off, Purchaser shall promptly deliver a written notice to the Shareholders’ Representative specifying in reasonable detail the amount of and basis for a set-off (a “Set-Off Notice”). Within thirty (30) days after delivery of any Set-Off Notice, the Shareholders’ Representative, on behalf of the Shareholders, shall have the right to cure the basis for a Set-Off set forth in the Set-Off Notice or object to the same by written notice to Purchaser setting forth in reasonable detail the basis for such objection (a “Set-Off Objection Notice”). If, within thirty (30) days after delivery of any Set-Off Notice, the Shareholders’ Representative has not cured the basis for a Set-Off described in the Set-Off Notice, or delivered a Set-Off Objection Notice, Purchaser shall be entitled to the Set-Off in the amount described in the Set-Off Notice. If, within thirty (30) days after delivery of any Set-Off Notice, the Shareholders’ Representative cures the basis for a Set-Off described in the Set-Off Notice, Purchaser shall not be entitled to the Set-Off described in the Set-Off Notice. If, within thirty (30) days after delivery of any Set-Off Notice, the Shareholders’ Representative delivers a Set-Off Objection Notice, or if there is a dispute with respect to the sufficiency of any cure by the Shareholders’ Representative, Purchaser and the Shareholders’ Representative shall negotiate in good faith for a period not less than fifteen (15) days to resolve such dispute prior to taking other remedial action. In the event that such dispute is not resolved after such fifteen (15) day period, either Purchaser or the Shareholders’ Representative may take other action as it deems necessary to resolve such dispute including the filing of a civil action pursuant to Section 15.14; provided, however, that all fees (including reasonable attorneys fees) and expenses of any action, suit or proceeding brought pursuant to this Section 12.09, whether incurred by Purchaser or Shareholders, shall be borne (A) solely by Purchaser in the event that the Shareholders’ Representative is the prevailing party with respect to the matters on which Purchaser or the Shareholders’ Representative has filed such civil action, and (B) solely by Shareholders in the event that Purchaser is the prevailing party with respect to the matters on which Purchaser or the Shareholders’ Representative has filed such civil action; provided, however, that neither the Shareholders nor Purchaser shall be obligated for any fees (including reasonable attorneys fees of the other) that exceed, in aggregate, for any dispute or disputes arising under this Section 12.09, 2.02(h)(ii) or Section 11.01(c)(ii) of this Agreement, Two Hundred Fifty Thousand Dollars ($250,000); provided, further, that the foregoing fee limitation of Two Hundred Fifty Thousand Dollars ($250,000) shall not apply to any attorneys fees to which Shareholders or Purchaser may be awarded under any order, writ, judgment, award, injunction or decree of any Governmental Entity.

Section 12.10. Treatment of Indemnification Claims. For all Tax purposes, the Parties agree to treat and shall cause each of their respective Affiliates to treat) any indemnity payment under this Agreement as an adjustment to the Purchase Price except as otherwise provided by

Law. The amount of any Losses for which indemnification is provided under this Agreement shall be reduced by the amount of (i) any insurance proceeds actually received, and (ii) any Tax net benefit realized by the Indemnified Party arising from the incurrence of payment or accrual of any such indemnified amount and receipt of an indemnity payment, in each case, through the end of the taxable year in which the indemnity payment is received. Purchaser agrees to cause Salvage Disposal to continue to maintain insurance coverage with respect to all matters for which the Shareholders have agreed to indemnify Purchaser Indemnified Parties pursuant to this Article XII, in amounts and on terms no less favorable to Salvage Disposal than the insurance maintained prior to the Closing and to so maintain such insurance until such indemnity obligations have expired.

Section 12.11. Exclusive Remedy. Except as set forth in Section 12.05, 12.06, from and after the Closing, the indemnification rights provided by this Article XII shall be the sole and exclusive remedy of the Parties with respect to any dispute arising out of or related to this Agreement, except for the right to seek specific performance of any of the agreements contained herein.

ARTICLE XIII.

ADDITIONAL COVENANTS

Section 13.01. Tax Matters.

(a) Generally. The Shareholders’ Representative, on behalf of the Shareholders, shall be liable for paying all Taxes (whether assessed or unassessed) applicable to Salvage Disposal and Knox, the Assets and the Business in each case attributable to the periods (or portions thereof) ending on or prior to the Closing Date (“Pre-Closing Tax Period”), including, without limitation, (i) all Taxes arising or resulting from the sale of the transfer of the Excluded Assets under this Agreement and (ii) all Taxes imposed in connection with the Section 338(h)(10) Election. Purchaser shall be liable for paying for all of the Taxes (whether assessed or unassessed) applicable to Salvage Disposal and Knox, the Assets and the Business attributable to the periods (or portions thereof) beginning after the Closing Date.

(b) Pre-Closing Income Tax Returns. The Shareholders’ Representative, on behalf of the Shareholders, shall timely prepare or cause to be prepared all Tax Returns of Salvage Disposal and Knox relating to Taxes imposed on net income (“Income Taxes”) for all periods ending on or prior to the Closing Date (“Pre-Closing Income Tax Returns”). All such Pre-Closing Income Tax Returns shall be prepared and filed in accordance with applicable Law. The Shareholders’ Representative shall submit each of the Pre-Closing Income Tax Returns to Purchaser for review at least thirty (30) days prior to the due date for the filing of such Pre-Closing Income Tax Return (taking into account any extensions). Purchaser’s sole right to review and comment on each Pre-Closing Income Tax Return shall be limited to determinations of whether the contents of the Pre-Closing Income Tax Return comply with applicable Law. Purchaser shall have twenty (20 days to review and comment on each Pre-Closing Income Tax Return in accordance with the preceding sentence prior to the filing of such Pre-Closing Income Tax Return. If Purchaser does not submit any comments to the Shareholders with respect to the

Pre-Closing Income Tax Return within the said twenty (20) day period, such Pre-Closing Income Tax Return shall be considered to be approved by Purchaser. If the Shareholders shall fail to submit any Pre-Closing Income Tax Return to Purchaser in accordance with this Section 13.01(b), Purchaser shall have the right to prepare and file such Pre-Closing Income Tax Return. The Shareholders and Purchaser agree to consult and resolve in good faith any issues and comments arising as a result of the review of each Pre-Closing Income Tax Return, and mutually to consent to filing as promptly as possible each Pre-Closing Income Tax Return. The Shareholders shall timely pay or cause to be paid to the relevant taxing authority all Income Taxes attributable to the net income of Salvage Disposal and Knox that is reflected on each Pre-Closing Tax Return (as finally determined under this Section 13.01(b)).

(c) Straddle Period. Purchaser shall timely prepare or cause to be prepared and file or cause to be filed any Tax Returns of Salvage Disposal required to be filed by Salvage Disposal with respect to a period beginning before the Closing Date and ending after the Closing Date (a “Straddle Period”) relating to Income Taxes (such Tax Returns, the “Purchaser’s Returns”). All such Purchaser’s Returns shall be prepared and filed in a manner consistent with the past practice of Salvage Disposal unless otherwise required by applicable Law. The Shareholders’ Representative shall pay to Purchaser at least three (3) days prior to the date on which Taxes are due with respect to any Straddle Period (taking into account extensions) an amount equal to the portion of the Taxes for such Straddle Period (as finally determined under this Section 13.01(c)) that are allocable to the portion of such Straddle Period ending on the Closing Date pursuant to Section 13.01(d)). Purchaser shall deliver, at least thirty (30) days prior to the due date for the filing of each Purchaser’s Return (taking into account extensions), to the Shareholders’ Representative a statement setting forth the amount of Tax for which the Shareholders are collectively responsible pursuant to this Section 13.01(c) with respect to such Tax Return and copies of such Tax Return. The Shareholders’ Representative shall have the right to review and comment on such Tax Return and the statement prior to the filing of such Tax Return. The Shareholders’ Representative, on behalf of the Shareholders, and Purchaser agree to consult and resolve in good faith any issue arising as a result of the review of such Tax Return and statement, and mutually to consent to the filing as promptly as possible of such Tax Return.

(d) Last Day of Taxable Period. If Salvage Disposal is permitted under any applicable foreign, state or local income tax Law to treat the Closing Date as the last day of a Taxable period, the Shareholders and Purchaser shall treat (and cause their respective Affiliates to treat) the Closing Date as the last day of a Taxable period. For all purposes under this Agreement, in the case of Taxes that are payable with respect to any Straddle Period, the portion of any such Tax that is allocable to the portion of the period ending on the close of the Closing Date shall be (i) in the case of Taxes that are (x) based upon or related to income or receipts, (y) imposed in connection with the sale or other transfer or assignment of property (real or personal, tangible or intangible), (z) employment, social security or other similar taxes, deemed equal to the amount which would be payable if the taxable year ended on the close of the Closing Date using the interim “closing of the books” method; and (ii) in the case of Taxes imposed on a periodic basis with respect to any assets or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the close of the Closing Date and the denominator of which is the number of calendar days in the entire period.

(e) Tax Cooperation. The Shareholders’ Representative and Purchaser shall, upon written request of the other, (i) each provide the other, and Purchaser shall cause Salvage Disposal to provide the Shareholders’ Representative, with such assistance as may be reasonably requested by any of them in connection with the preparation of any Tax Return, audit, or other examination by any taxing authority or judicial or administrative proceedings relating to liability for Taxes, (ii) each retain and provide the other, and Purchaser shall cause Salvage Disposal to retain and provide the Shareholders’ Representative with, any records or other information that may be relevant to such Tax Return, audit or examination, proceeding, or determination, and (iii) each provide the other with any final determination of any such audit or examination, proceeding, or determination that affects any amount required to be shown on any Tax Return of the other or Salvage Disposal for any period. Without limiting the generality of the foregoing, Purchaser shall retain, and shall cause Salvage Disposal to retain, and the Shareholders’ Representative shall retain, until the applicable statutes of limitations (including any extensions) have expired, copies of all Tax Returns, supporting work schedules, and other records or information that may be relevant to such returns for all Tax periods or portions thereof ending before or including the Closing Date and shall not destroy or otherwise dispose of any such records without first providing the other party with a reasonable opportunity to review and copy the same. Each party shall bear its own expenses in complying with the foregoing provisions

(f) Tax Contests. Purchaser shall promptly notify the Shareholders’ Representative in writing upon receipt by Purchaser or any of its Affiliates of notice of any audits, examinations, adjustments or assessments relating to Taxes for which any of Purchaser or Salvage Disposal may be entitled to receive indemnity under this Agreement (each, a “Tax Claim”). Failure to give such notice shall not relieve the Shareholders from any indemnification obligation which they may have under this Agreement, except to the extent that the Shareholders are prejudiced thereby. The Shareholders’ Representative, in its sole discretion on behalf of the Shareholders, may contest such Tax Claim in any permissible forum and shall otherwise have the sole right at its sole expense to direct, control and settle any administrative or judicial proceedings relating to such Tax Claim, provided that (i) the Shareholders’ Representative notify Purchaser in writing within ten (10) days of Purchaser’s notification of the Shareholders’ Representative of such Tax Claim of its intent to exercise their right to direct, control, and settle such Tax Claim, (ii) Purchaser shall be entitled to participate at its sole expense in such administrative or judicial proceedings and (iii) to the extent any settlement of any such proceeding is reasonably expected to increase any Tax or result in any Liability to Purchaser, Salvage Disposal or Knox in respect of any Tax or Liability not indemnified under this Agreement by the Shareholders at the time of such settlement, the Shareholders’ Representative, on behalf of the Shareholders, may not settle any such proceeding without the prior written consent of Purchaser which consent shall not be unreasonably withheld, conditioned or delayed. At such time as such request is received by Purchaser, Purchaser or Salvage Disposal, as the case may be, will furnish the Shareholders’ Representative and/or its representatives with powers of attorney or any other documentation or authorization necessary or appropriate to enable the Shareholders’ Representative and/or its representatives to control the conduct of such audit or other proceeding. Purchaser shall control the conduct of all stages of all other audits or other administrative or judicial proceedings with respect to Taxes of Salvage Disposal. Purchaser and Salvage Disposal shall not, and shall not permit any of their Affiliates to, accept any proposed adjustment or enter into any settlement or agreement in compromise regarding any Taxes of Salvage Disposal for which the Shareholders may have an indemnification obligation under this Agreement without the express written consent of the Shareholders’ Representative (on behalf of the Shareholders) which consent shall not be unreasonably withheld, conditioned or delayed.

(g) Section 338(h)(10) Election. Purchaser and the Shareholders shall (i) join in making an election under Section 338(h)(10) of the Code and Section 1.338(h)(10)-1 of the United States Treasury Regulations promulgated thereunder (the “Treasury Regulations”) and any comparable election available under state or local Tax Law with respect to the acquisition of the Subject Securities pursuant to this Agreement (the “Section 338(h)(10) Election”), (ii) provide to the other party any information reasonably requested in reasonable detail by such other party to permit the Section 338(h)(10) Election to be made, and (iii) as promptly as practicable following the Closing Date, take all actions reasonably requested in reasonable detail by the other party to timely effect and preserve the Section 338(h)(10) Election (including filing such forms, returns, elections, schedules and other documents reasonably requested in reasonable detail by the other party to effect and preserve timely the Section 338(h)(10) Election in accordance with the provisions of the Treasury Regulations (or any comparable provisions of state or local Tax Law)). Notwithstanding anything in this Section 13.01(g) to the contrary, at least three (3) days prior to the Closing, Salvage Disposal shall provide Purchaser with a properly signed copy of Department of Treasury Internal Revenue Service Form 8023 and any comparable form under foreign, state or local Law (including, in each case, any successor form) effecting the Section 338(h)(10) Election. Within ninety (90) days after the Closing, Purchaser and the Shareholders’ Representative shall agree upon a proposed calculation of (A) the Aggregate Deemed Sale Price and the Aggregate Grossed-Up Basis (as such terms are defined in the Treasury Regulations, which allocation shall be consistent with the information provided to Purchaser for purposes of determining the IRC Section 338(h)(10) gross-up) and (B) the allocation thereof among the assets of Salvage Disposal in accordance with the principles of Treasury Regulations (the “Deemed Sales Price Allocation”).

(h) Other Tax Agreements. All tax allocation and tax sharing agreements, arrangements, policies and guidelines, formal or informal, express or implied, that may exist between Salvage Disposal or Knox, on one hand, and the Shareholders or any of their Affiliates (other than Salvage Disposal or Knox), on the other hand, and all obligations and rights thereunder, shall terminate as of the Closing Date, will have no further effect for any taxable year (whether the current year, a future year or a past year), and Salvage Disposal shall cease to have any liability to make or rights to receive any payment thereunder for any amounts due in respect of periods ending prior to or on or after the Closing Date.

(i) Transfer and Other Taxes. All Transfer Taxes, documentary, sales, use, registration, stamp and other such Taxes and fees (including any penalties and interest thereon) incurred in connection with this Agreement shall be paid by the Shareholders’ Representative, on behalf of the Shareholders, when due, and each Shareholder shall, at his, her or its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, documentary, sales, use, stamp, registration and other Taxes and fees, and if required by applicable Law, Purchaser shall, and shall cause its Affiliates to (if applicable), join in the execution of any such Tax Returns and other documentation.

(j) Other Documents. The Parties further agree, upon request by any other Party, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(k) Amended Tax Returns. Unless otherwise required by Law, Purchaser shall not amend, and shall not permit any of its Affiliates to amend, any Tax Return pertaining to a Pre-Closing Tax Period without the prior written consent of the Shareholders.

(l) Income Tax Refunds. Any Income Tax refunds that are received by Purchaser, Salvage Disposal, or Knox, and any amounts credited against Income Tax to which Purchaser, Salvage Disposal, or Knox become entitled, that relate to Income Taxes paid by Salvage Disposal or Knox on or prior to the Closing Date or are paid by the Shareholders on behalf of Salvage Disposal or Knox shall be for the account of the Shareholders, and Purchaser shall pay over to the Shareholders any such refund or the amount of any such credit within fifteen (15) days after receipt or entitlement thereto.

Section 13.02. Employee Benefits Matters.

(a) For a period of at least two (2) years after the Closing, Purchaser shall, or shall cause its Affiliates (including Salvage Disposal) to provide compensation and benefits to the employees of Salvage Disposal who continue employment with Purchaser or any of its Affiliates (including Salvage Disposal) after the Closing (“Continuing Employees”) that, taken as a whole, are not less favorable in the aggregate than the benefits provided to such similarly situated employees of Purchaser and its Affiliates from time to time.

(b) With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained for the benefit of employees of Salvage Disposal from and after the Closing by Purchaser or any of its Affiliates (including Salvage Disposal) (each a “Purchaser Plan”) and any vacation, paid time-off and severance plans benefiting employees of Salvage Disposal, for all purposes, including determining eligibility to participate, level of benefits, vesting and early retirement subsidies (but not for purposes of benefit accruals), each Continuing Employee’s service with Salvage Disposal shall be treated as service with Purchaser or its Affiliates; provided, however, that such service need not be recognized to the extent that (i) such recognition would result in any duplication of benefits or (ii) such service was not recognized by Salvage Disposal immediately prior to the Closing under the applicable similar benefit plan.

(c) To the extent permitted under the applicable Purchaser Plan, Purchaser shall, or shall cause its Affiliates (including Salvage Disposal) to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Purchaser or any of its Affiliates (including Salvage Disposal) in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Closing, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable benefit plan of Salvage Disposal immediately prior to the Closing. Purchaser shall, to the extent permitted under the applicable

Purchaser Plan, recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his, her or its eligible dependents) during the calendar year in which the Closing occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Closing; provided, that such recognition shall only be required with respect to any Continuing Employee to the extent such Continuing Employee provides documentation to Purchaser, which documentation is reasonably acceptable to Purchaser, setting forth or otherwise showing the amount of co-payments, deductibles and similar expenses which are to be taken into consideration for the relevant Purchaser Plan.

(d) Nothing in this Section 13.02, whether express or implied, shall be treated as an amendment or other modification of any Plan or Purchaser Plan.

(e) Nothing in this Agreement, whether express or implied, shall create any right or entitlement for any Continuing Employee to continued employment or continued eligibility for Plans, Purchaser Plans or any other employer-provided benefit.

Section 13.03. Real Property Matters.

(a) Prior to the Closing, or as soon as reasonably possible following the Closing, but in no event later than April 30, 2008, Purchaser shall have received: (a) ALTA leasehold title policies (the “Title Policies”) issued by Chicago Title Insurance Company (the “Title Insurer”) insuring the leasehold interest of Purchaser in each of the New Real Estate Leases as a valid leasehold interest in the applicable Real Property subject only to the Permitted Encumbrances and including access endorsements, zoning 3.1 endorsements insuring the current use of the Real Property is permitted under applicable zoning codes, same as survey endorsements and such other endorsements as Purchaser shall reasonably require, and (b) staked boundary surveys with respect to each parcel of the Real Property (the “Surveys”), which shall be certified to Purchaser (including a flood plain certification). The cost of the Title Policies and Surveys shall be paid by Purchaser. The Shareholders shall cooperate and assist Purchaser in obtaining the Title Policies and Surveys, including without limitation, (i) causing all conveyances contemplated pursuant to Section 6.07((b), as well as memorandums of the New Real Estate Leases, to be prepared in a form and recorded in a manner reasonably approved by the Title Insurer as of the Closing Date, (ii) providing title clearance documentation reasonably required by the Title Insurer to issue the Title Policies, and (iii) removing or causing to be removed, at their cost, from the Title Policies all exceptions to title which are not Permitted Encumbrances.

(b) It is understood and agreed that certain of the parcels of demised Real Property pursuant to the New Real Estate Leases may constitute a portion of larger legally described tracts. Prior to the Closing, or as soon as reasonably possible following the Closing, but in no event later than April 30, 2008, the Shareholders, at their cost, shall cause such portions of larger legally described tracts to be legally described in accordance with applicable law such that the parcels of Real Property which are demised to Purchaser pursuant to the New Real Estate Leases shall constitute separate legally described parcels which do not include any other real estate. The Shareholders shall thereafter grant, at their cost, such easements benefiting the Real Property demised pursuant to the New Real Estate Leases as are reasonably necessary to provide for access, drainage and utilities to allow for Purchaser’s use of such Real Property substantially consistent with past practices. Purchaser shall cooperate with the Shareholders efforts to create the legal descriptions and easements described above, including entering into amendments to the New Real Estate Leases and any memorandums of lease pertaining thereto to reflect the legal descriptions and easements created in accordance with this Section.

(c) In the event that the matters described in subsections (a) and (b) of this Section 13.03 (including Purchaser’s receipt of the Title Policies and Surveys) have not been completed by April 30, 2008, if the Shareholders have complied and continue to comply in all material respects with their obligations of cooperation and assistance in connection with such matters, for purposes of this Section 13.03 and the New Real Estate Leases the April 30, 2008 deadline shall be postponed until such date as shall be reasonable given the circumstances, but in no event later than June 1, 2008.

Section 13.04. Bonds. Beginning as of the date hereof and continuing until there no longer exist any Outstanding Bonds (but in no event later than ninety (90) days after the Closing), Purchaser and the Shareholders shall take, or cause to be taken, any reasonable actions requested or otherwise necessary or desirable to promptly obtain all Replacement Bonds, upon terms reasonably satisfactory to Purchaser, including a guaranty by Purchaser or KAR, and to obtain the release or termination of all personal guarantees by the Shareholders, or their Affiliates (excluding, after the Closing, Salvage Disposal and Knox), of all Outstanding Bonds (each a “Shareholder Guaranty”). Pending satisfaction of the preceding sentence, the Shareholders shall not take any action with respect to any Shareholder Guaranty that would adversely affect any Outstanding Bond. In no event shall any of the Shareholders or their Affiliates (excluding, after the Closing, Salvage Disposal and Knox) be required to renew, update or extend any existing Shareholder Guaranty or enter into any new guaranty of any Outstanding Bonds or other similar bonds. Except to the extent Shareholders are required to indemnify Purchaser under Sections 12.02 and 12.05, Purchaser shall indemnify the Shareholders for any Losses under any Shareholder Guarantee if and to the extent such Losses arise out of Liabilities incurred by Salvage Disposal, Knox or Purchaser after the Closing.

Section 13.05. Environmental Matters Prior to the Closing, or as soon as reasonably possible following the Closing, but in no event later than February 29, 2008, the Shareholders, at their cost, shall remove and otherwise remediate all mold present in, on or around the structure located on the Real Property located at 1938 Rex Road, Lake City, GA, including without limitation, all mold identified in the Pro-Lab Certificate of Mold analyses, dated December 17, 2007. The Shareholders’ removal and remediation of the mold present in, on or around the structure located at 1938 Rex Road, Lake City, GA shall be completed to the reasonable satisfaction and approval of Purchaser and in compliance with all applicable Environmental Laws and Environmental Requirements.

(b) The Shareholders shall indemnify Purchaser Indemnified Parties for any Losses that arise from or occur as a result of the Shareholders’ completion of the matters described in subsection (a) of Section 13.05. In the event that these matters have not been completed by February 29, 2008 to the reasonable satisfaction and approval of the Purchaser, Purchaser shall have the right to remove and otherwise remediate mold present in the structure located at 1938 Rex Road, Lake City, GA. The Shareholders shall indemnify Purchaser for all costs Purchaser incurs in removing and remediating mold present in the structure located at 1938 Rex Road, Lake City, GA and for any Losses that occur as a result of the Shareholders’ failure to complete the matters described in subsection (a) to the Purchaser’s reasonable satisfaction and approval.

(c) Prior to the Closing, or as soon as reasonably possible following the Closing, but in no event later than February 29, 2008, the Shareholders, at their cost, shall install a new double-walled above aboveground storage tank of at least 500-gallons (“AST”) located on the Real Property located at 3634 Governor John Sevier Highway, Knoxville, TN. The Shareholders’ installation of the AST shall be completed to the reasonable satisfaction and approval of Purchaser and in compliance with all applicable Environmental Laws and Environmental Requirements.

(d) The Shareholders shall indemnify Purchaser Indemnified Parties for any Losses that arise from or occur as a result of the Shareholders’ completion of the matters described subsection (c) of Section 13.05. In the event that these matters have not been completed by February 29, 2008 to the reasonable satisfaction and approval of the Purchaser, Purchaser shall have the right to install such AST located at 3634 Governor John Sevier Highway, Knoxville, TN. The Shareholders shall indemnify Purchaser Indemnified Parties for all costs such Purchaser Indemnified Party incurs in installing such AST and for any Losses that occur as a result of the Shareholders’ failure to complete the matters described in subsection (c) to the Purchaser’s reasonable satisfaction and approval.

ARTICLE XIV.

TERMINATION

Section 14.01. Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

(a) at any time before the Closing, by mutual written agreement of Purchaser and the Shareholders’ Representative, on behalf of the Shareholders;

(b) at any time before the Closing without liability to the terminating party, by Purchaser or the Shareholders, in the event that any Law becomes effective and no longer subject to appeal or further administrative or judicial reconsideration or review, restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement upon notification of the non-terminating party by the terminating party; or

(c) at any time before the Closing, by notice given by Purchaser or the Shareholders in the event of a breach of this Agreement by the non-terminating party which could reasonably be expected to have a Material Adverse Effect on the terminating party, if such non-terminating party fails to cure such breach within fifteen (15) Business Days following notification thereof by the terminating party; or

(d) at any time after the close of business on February 15, 2008 (“Termination Date”), by Purchaser or the Shareholders’ Representative upon notification of the non-terminating parties by the terminating party if the Closing shall not have occurred on or before such date and such failure to consummate is not caused by a breach of this Agreement by the terminating party; provided, however, that, in the event that Purchaser’s review contemplated by Section 8.07 is ongoing as of February 15, 2008, the Termination Date will be postponed and deemed to occur on the earlier of (i) the date that is two days after the completion of Purchaser’s review contemplated by Section 8.07 (and the satisfaction of the conditions set forth therein) and (ii) February 29, 2008.

Section 14.02. Effect of Termination. If this Agreement is validly terminated pursuant to Section 13.01 above, this Agreement will forthwith become null and void, and, except as set forth in the next sentence there will be no liability or obligation on the part of Purchaser or the Shareholders (or any of their respective officers, directors, employees, agents or other representatives or Affiliates), except that the provisions with respect to expenses in Section 15.04 below and confidentiality in Section 15.02 below will continue to apply following any such termination. Notwithstanding any other provision in this Agreement to the contrary, upon termination of this Agreement pursuant to clauses (c) or (d) of Section 13.01 above, each Shareholder will remain liable to Purchaser for any breach of this Agreement by any Shareholder existing at the time of such termination, and Purchaser will remain liable to the Shareholders for any breach of this Agreement by Purchaser existing at the time of such termination, and each Shareholder or Purchaser, as the case may be, may seek such remedies, including damages and attorneys’ fees, against the other with respect to any such breach as are provided in this Agreement or as are otherwise available at Law or in equity.

ARTICLE XV.

MISCELLANEOUS

Section 15.01. The Shareholders’ Representative.

(a) The Shareholders hereby designate Janet L. Covey, or such other individual as shall be designated in writing by the Shareholders in the event of the death or incapacity of Janet L. Covey (“Shareholders’ Representative”), to serve as the representative of Shareholders with respect to the matters expressly set forth in this Agreement to be performed by the Shareholders’ Representative.

(b) Each of the Shareholders, by the execution of this Agreement, hereby irrevocably appoints the Shareholders’ Representative as the agent, proxy and attorney-in-fact for such Shareholder for all purposes of this Agreement and the documents associated herewith, including the full power and authority on such Shareholder’s behalf (i) to consummate the transactions contemplated herein and therein; (ii) to pay such Shareholder’s expenses incurred in connection with the negotiation and performance of this Agreement (whether incurred on or after the date hereof); (iii) to receive and disburse any funds payable to or from any Shareholder hereunder; (iv) to endorse and deliver any certificates or instruments representing the Shares and execute such further instruments of assignment as Purchaser shall reasonably request; (v) to execute and deliver on behalf of such Shareholder any amendment or waiver hereto; (vi) to execute and deliver this Agreement and the Related Agreements, (vii) to take all other actions to be taken by or on behalf of such Shareholder in connection herewith; and (viii) to do each and every act and exercise any and all rights which such Shareholder or the Shareholders collectively are permitted or required to do or exercise under this Agreement. Each of the Shareholders agrees that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Shareholders’ Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Shareholder. All decisions and actions by the Shareholders’ Representative (to the extent authorized by this Agreement) shall be binding upon all Shareholders, and no Shareholder shall have the right to object, dissent, protest or otherwise contest the same.

(c) Each Shareholder agrees that Purchaser and Salvage Disposal shall be entitled to rely on any action taken by the Shareholders’ Representative, on behalf of such Shareholder, pursuant to Section 15.01(b) above (an “Authorized Action”), and that each Authorized Action shall be binding on each Shareholder as fully as if such Shareholder had taken such Authorized Action. Each Shareholder hereby severally, for itself only and not jointly and severally, agrees to indemnify and hold harmless the Shareholders’ Representative against all expenses (including reasonable attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Shareholders’ Representative in connection with any action, suit or proceeding to which the Shareholders’ Representative is made a party by reason of the fact it is or was acting as the Shareholders’ Representative pursuant to the terms of this Agreement.

Section 15.02. Confidential Information. Each party hereto agrees that it will treat in confidence all documents, materials and other information regarding the other parties which it shall have obtained during the course of the negotiations leading to the consummation of the transactions contemplated by this Agreement and the Related Agreements (whether obtained before or after the date hereof) or the preparation of this Agreement and the Related Agreements. The obligation of each party to treat such documents, materials and other information in confidence shall not apply to any information which (a) such party can demonstrate was already lawfully in its possession prior to the disclosure thereof by the other parties, (b) is known to the public and did not become so known through any violation of a legal obligation, (c) became known to the public through no fault of such party, (d) is later lawfully acquired by such party from other sources, (e) is required to be disclosed under the provisions of any state or United States statute or regulation issued by a duly authorized agency, board or commission thereof, or (f) is required to be disclosed by a rule or order of any court of competent jurisdiction.

Section 15.03. Public Announcements. Prior to Closing, none of Purchaser, Salvage Disposal nor any Shareholder shall make, or cause or permit any of its agents or Affiliates to make, any press release or public announcement concerning the transactions provided for in this Agreement, except as otherwise provided herein or as required by applicable Law.

Section 15.04. Expenses. Except as otherwise provided herein, each of the parties hereto shall pay its own expenses in connection with this Agreement, the enforcement of their respective rights or the performance of their respective obligations hereunder, and the consummation of and the transactions contemplated hereby, including, without limitation, fees, costs and expenses of legal counsel, brokers or other representatives and consultants and appraisal fees, costs and expenses, any legal and accounting fees.

Section 15.05. Reasonable Efforts; Cooperation. Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement. The parties each agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement, and from time to time, upon the request of the other parties to this Agreement and without further consideration, to execute, acknowledge and deliver in proper form any further instruments, and take such other action as the other parties may reasonably require, in order to effectively carry out the intent of this Agreement.

Section 15.06. Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) on the date of service if served personally on the party to whom notice is to be given, (b) on the day of transmission if sent via facsimile transmission to the facsimile number provided following the parties’ signatures on the signature pages hereto, provided that telephonic confirmation of receipt is obtained promptly after completion of transmission, (c) on the day after delivery to a nationally recognized overnight courier service or the Express Mail service maintained by the United States Postal Service, or (d) on the fifth (5th) day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and addressed as provided following the parties’ signatures on the signature pages hereto.

If to the Shareholders or the Shareholders’ Representative:	Janet L. Covey 1920 Golf Club Way Braselton, Georgia 30517 Telephone: (770) 831-6778 Facsimile: (404) 366-4458

with a copy to:	Alston & Bird LLP One Atlantic Center 1201 Peachtree Street Atlanta, Georgia 30309-3424 Attn: Steven L. Pottle, Esq. Telephone: (404)881-7554 Facsimile: (404) 853-8263

If to Purchaser:	Insurance Auto Auctions, Inc. Two Westbrook Corporate Center, Suite 400 Westchester, Illinois 60154 Facsimile: (708) 492-7078 Attn: General Counsel

with a copy to:	Katten Muchin Rosenman LLP 525 West Monroe Street Chicago, Illinois 60661-3693 Facsimile: (312) 577-8755 Attn: Herbert S. Wander, Esq.

Any party may change its address for the purpose of this Section 15.06 by giving the other parties written notice of its new address in the manner set forth above.

Section 15.07. Headings. The article, section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

Section 15.08. Construction.

(a) The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event of an ambiguity or a question of intent or a need for interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

(b) Except as otherwise specifically provided in this Agreement (such as by “sole,” “absolute discretion,” “complete discretion,” or words of similar import), if any provision of this Agreement requires or provides for the consent, waiver or approval of a party, such consent, waiver and/or approval shall not be unreasonably withheld, conditioned or delayed.

(c) The parties intend that each representation, warranty and covenant herein shall have independent significance. If any party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant, as the case may be.

(d) Words of any gender used in this Agreement shall be held and construed to include any other gender; words in the singular shall be held to include the plural; and words in the plural shall be held to include the singular; unless and only to the extent the context indicates otherwise.

(e) Any reference to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(f) The word “including” means “including, without limitation.”

Section 15.09. Severability. If any provision of this Agreement is declared by any Governmental Entity to be null, void or unenforceable, this Agreement shall be construed so that the provision at issue shall survive to the extent it is not so declared and that all of the other provisions of this Agreement shall remain in full force and effect.

Section 15.10. Entire Agreement. This Agreement and the Related Agreements contain the entire understanding among the parties hereto with respect to the transactions contemplated hereby and supersedes and replaces all prior and contemporaneous agreements and understandings, oral or written, with regard to those transactions. All exhibits and schedules hereto and the Related Agreements are expressly made a part of this Agreement as fully as though completely set forth herein. Notwithstanding this Section 15.10, the Confidentiality Agreement shall survive the Closing and continue in full force and effect in accordance with its terms.

Section 15.11. Amendments; Waivers. This Agreement may be amended or modified, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument duly executed by the parties hereto, or in the case of a waiver, by the party waiving compliance. Any waiver by any party of any condition, or of the breach of any provision, term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall not be deemed to be or construed as a further or continuing waiver of any condition or of the breach of any other provision, term, covenant, representation or warranty of this Agreement.

Section 15.12. Parties in Interest. Except for Section 4.13, nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any Person other than Purchaser, the Shareholder and the Shareholders’ Representative and their respective successors and assigns, and Verastar and Blue Pine as to Section 4.13(c).

Section 15.13. Successors and Assigns. No party hereto shall assign or delegate this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto, and any attempted assignment or delegation without prior written consent shall be void and of no force or effect; provided, however, Purchaser may without consent assign this Agreement and all of its rights and delegate its obligations hereunder to an Affiliate of Purchaser or to any Person who shall acquire all or substantially all of the assets of Purchaser. This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto.

Section 15.14. Governing Law; Waiver of Jury Trial.

(a) This Agreement shall be construed and enforced in accordance with, and governed by, the Laws of the State of Delaware (without giving effect to the principles of conflicts of Laws thereof).

(b) Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

Section 15.15. Counterparts. This Agreement is executed in two or more counterparts, each of which shall be deemed an original, but all of which shall together constitute the same instrument.

ARTICLE XVI.

DEFINITIONS

As used in this Agreement, the following terms have the meanings indicated below:

“Accountants” shall mean an accounting firm of nationally recognized standing reasonably satisfactory to Purchaser and the Shareholders’ Representative that has not been engaged in any capacity by a party hereto or its Affiliates within the within the eighteen (18) months. Purchaser and the Shareholders’ Representative agree that, for purposes of the foregoing sentence, Grant Thornton LLP is reasonably satisfactory and shall act as Accountants unless engaged in any capacity by a party hereto or its Affiliates within the preceding eighteen (18) months.

“Acquired IAA Vehicle Provider” means a Vehicle provider that becomes a customer of Purchaser or its Affiliates because of any IAA Acquisition. Within thirty (30) days following the consummation of any such IAA Acquisition, Purchaser will provide to the Shareholders’ Representative an amended Schedule 16(a) that includes any such Acquired IAA Vehicle Providers.

“Acquired Facility” means a physical location obtained by Purchaser or its Affiliates through an IAA Acquisition.

“Additional Matters” shall mean the items and matters set forth on Exhibit D and any matter disclosed to Purchaser pursuant to Section 6.05.

“Advance Charges” shall mean all accrued charges for amounts actually advanced by Salvage Disposal and Knox with respect to (i) Vehicles towed from the scene of an accident to a storage facility (an “Offsite Storage Facility”) other than the facility operated by the Business and not yet sold as of the Closing, and (ii) storage and ancillary charges by an Offsite Storage Facility with respect to Vehicles not yet sold as of the Closing.

“Affiliate” means, when used with respect to a specified Person, any other Person controlling, controlled by or under common control with the specified Person, and shall include each past and present Affiliate of a Person and the members of such Affiliate’s immediate family or their spouses or children and any trust, the beneficiaries of which are such individuals or relatives. For purposes of this definition, “control,” when used with respect to any specified Person, shall mean the power to direct the management and policies of the Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Group” means any affiliated group within the meaning of Section 1504 of the Code or any comparable or analogous group under state, local or foreign Law.

“Assets” means, except for the Excluded Assets, all tangible assets that are material to and used or held in connection with the Business.

“Auto Auction South” means Auto Auction South, Inc., a Georgia corporation.

“Auto Disposal Entities” means Auto Disposal of Nashville, Inc., Auto Disposal of Chattanooga, Inc., Auto Disposal of Jackson, Inc., Auto Disposal of Memphis, Inc., Auto Disposal of Bowling Green, Inc. and Auto Disposal of Paducah, Inc.

“Auto Disposal License Agreement” has the meaning ascribed to such term in Section 6.05(i).

“Auto Disposal Purchase Agreement” means the Stock Purchase Agreement, to be entered into contemporaneously herewith by and among the Auto Disposal Shareholders, Verastar and Purchaser, pursuant to which the Auto Disposal Shareholders will sell to Purchaser the Auto Disposal Shares.

“Auto Disposal Shareholders” means Bob Poole and Gloria Poole.

“Auto Disposal Shares” means all of the issued and outstanding capital stock of the Auto Disposal Entities.

“Auto Disposal Trademark License Agreements” has the meaning ascribed to such term in Section 6.09(d).

“Auto Disposal Waiver and Termination” has the meaning ascribed to such term in the Recitals.

“Blue Pine License Agreement” has the meaning ascribed to such term in Section 6.04(f).

“Blue Pine Software Development Assistance and License Agreement” has the meaning ascribed to such term in Section 6.05(g).

“Blue Pine Joint Research and Defense Agreement” has the meaning ascribed to such term in Section 6.05(h).

“Blue Pine Agreements” has the meaning ascribed to such term in Section 6.05(i).

“Business Combination” means (i) the sale by KAR or Purchaser of all or substantially all of its assets to any person or group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934 (“Exchange Act”)), or (ii) any transaction whereby a person or group that is not currently an Affiliate of KAR becomes, directly or indirectly, whether by a sale of equity, merger or otherwise, the beneficial owner of more than 50% of the total voting power entitled to vote in the election of directors of Purchaser or KAR, or (iii) the approval by KAR or Purchaser of its liquidation or dissolution, or (iv) the approval by KAR or Purchaser of a reorganization or consolidation or other disposition of material assets other than in the ordinary course of business.

“Business Day” means any day other than a Saturday, Sunday or other day on which banks in Atlanta, Georgia, U.S.A. are required or authorized by law to be closed.

“Buyer Receivable” or “Buyer Receivables” means any and all amounts due and owing to Salvage Disposal as of the Closing Date from a Person who was registered as a buyer from Salvage Disposal prior to the Closing Date, including Buyer Vehicles Receivables and any miscellaneous fees.

“Buyer Vehicles Receivable” or “Buyer Vehicles Receivables” means receivables owed to Salvage Disposal by buyers as payment for Vehicles such buyers purchased at auction, including associated buyer fees and internet bid fees that are added to such buyer’s invoice for such Vehicles.

“Cap” means an amount equal ten percent (10%) of the Purchase Price.

“Catastrophe Vehicles” shall mean such Vehicles acquired or purchased by Salvage Disposal or Auto Disposal resulting from the occurrence of certain unanticipated and irregular events which cause damage to a large number of Vehicles simultaneously, including, without limitation, acts of God, acts of war, riots, fire, explosions and other similar occurrences.

“CERCLA” means the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended.

“Change of Control” shall have the meaning set forth in Exhibit E attached hereto.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Confidentiality Agreement between Purchaser and Salvage Disposal dated February 21, 2007.

“Contract” means any absolute or contingent agreement, contract, subcontract, settlement agreement, commitment, lease, sublease, license, sublicense, instrument, note, option, warranty, letter of intent, memorandum of understanding, guaranty, insurance policy, purchase order, sale order, or legally binding arrangement or undertaking of any nature, including amendments thereto or work orders thereunder, as in effect as of the date hereof or as may hereafter be enforceable against any of the Shareholders, Salvage Disposal or Knox, including any contracts (a) relating to supplying Salvage Disposal or Knox with Vehicles and (b) containing any restrictive covenants (including, without limitation, non-competition and non-solicitation covenants).

“Deficit Balance” or “Deficit Balances” means any amounts owed to Salvage Disposal by the supplier of a Vehicle or others with respect to Vehicles sold prior to the Closing.

“Disclosure Schedules” means the schedules delivered by the Shareholders and Purchaser as required by this Agreement.

“Encumbrances” means all liens (statutory or other), leases, mortgages, pledges, security interests, conditional sales agreements, charges, claims, options, easements, rights of way (other than easements of record), rights of third parties and other encumbrances of any kind or nature whatsoever.

“Environmental Law” means any and all Laws, common laws, orders, and self-implementing requirements in existence and as amended on the Closing Date pertaining to the protection of the environment, health or natural resources or to Hazardous Materials in any and all jurisdictions in which Salvage Disposal owns property or conducts the Business, including the CERCLA, the Federal Water Pollution Control Act, the Occupational Safety and Health Act of 1970 (to the extent relating to environmental matters), the RCRA, the Safe Drinking Water Act, the Toxic Substances Control Act, the Hazardous & Solid Waste Amendments Act of 1984, the Superfund Amendments and Reauthorization Act of 1986, the Hazardous Materials Transportation Act, the Oil Pollution Act of 1990, any state or local Law implementing or substantially equivalent to the foregoing federal Law, and any state or local Law pertaining to the handling of oil and gas exploration, production, gathering, and processing wastes or the use, maintenance, and closure of pits and impoundments.

“Environmental Requirements” mean all past, present and future Laws, rules, regulations, ordinances, policies, guidance documents, approvals, plans, authorizations, Licenses and Permits issued by any Governmental Entity of the United States, state or political subdivision thereof, and any foreign governmental body and all judicial, administrative, and regulatory decrees, judgments, and orders relating to human health, pollution, or protection of the environment (including ambient air, surface water, ground water, land surface or surface strata), including (a) Laws relating to emissions, discharges, releases, or threatened releases of Hazardous Materials, (b) Laws relating to the identification, generation, manufacture, processing, distribution, use, treatment, storage, disposal, recovery, transport or other handling of Hazardous Materials, (c) CERCLA; the Toxic Substances Control Act, as amended; the Hazardous Materials Transportation Act, as amended; RCRA; the Clean Water Act, as amended; the Safe Drinking Water Act, as amended; the Clean Air Act, as amended; the Atomic Energy Act of 1954, as amended; and the Occupational Safety and Health Act, as amended; and (d) any similar Law.

“Equipment and Machinery” means (a) all equipment, machinery, furniture, fixtures and improvements, tooling, spare parts, supplies, computer hardware and software, rolling stock (including trucks and trailers used in the transportation business) and motor vehicles (certificated or uncertificated) owned or leased by Salvage Disposal in connection with the Business (including all leases of such property), (b) any rights of Salvage Disposal to warranties applicable to the foregoing (to the extent assignable), and licenses received from the manufacturers or sellers of any such item, and (c) any related claims, credits, and rights of recovery with respect thereto.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Excluded Assets” has the meaning ascribed to such term in Section 2.04.

“Excluded Liabilities” has the meaning ascribed to such term in Section 2.04.

“Existing Bonds” means each bond or other surety arrangement set forth on Schedule 4.19.

“Existing Real Estate Leases” means the written and oral leases in effect on the date hereof between the Shareholders (and/or certain Affiliates of the Shareholders) and Salvage Disposal or Knox.

“Files and Records” mean all files and records of Salvage Disposal and Knox relating to the Business, whether in hard copy or magnetic or other format including customer and supplier records, equipment maintenance records, equipment warranty information, plant plans, specifications and drawings, sales and advertising material, computer software and records relating to employees to be employed by Purchaser following the Closing.

“Fundamental Representations” means the representations and warranties set forth in Sections 4.01, 4.02, 4.03(a), 4.04 and 4.25.

“GAAP” means generally accepted accounting principles, consistently applied throughout the specified period and in the immediately prior comparable period.

“Governmental Entity” means any court, government agency, department, commission, board, bureau or instrumentality of the United States, any local, county, state, federal or political subdivision thereof, or any foreign governmental body of any kind.

“Hazardous Materials” means (a) hazardous materials, hazardous substances, extremely hazardous substances, hazardous wastes, infectious wastes, acute hazardous wastes, toxic substances, contaminants or pollutants, as those terms are defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq. (“CERCLA”), the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq. (“RCRA”), and any other Environmental Law; (b) petroleum, including crude oil or any fraction thereof that is liquid at standard conditions of temperature and pressure (60 degrees Fahrenheit and 15.7 pounds per square inch absolute); (c) any radioactive material, including any source, special nuclear, or by-product material as defined in 42 U.S.C. § 2011 et seq.; (d) asbestos in any form or condition; and (e) any substance that contains regulated levels of polychlorinated biphenyls.

“Holdback Amount” means an amount equal to One Hundred Thousand Dollars ($100,000).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, 15 U.S.C. §18a, et. seq., as amended.

“IAA Acquisition” means any merger or other business combination, or acquisition of any equity interests or assets after the Closing but before December 31, 2010 between IAA or its Affiliates and any Person engaged in the Business. For the avoidance of doubt, IAA Acquisition shall not include the business combinations with Salvage Disposal or any of the Auto Disposal Entities.

“IAA Vehicle Provider” shall mean any Vehicle provider that (a) as of the date hereof is, or at any time during the six (6) months prior to the date hereof was, a customer of Purchaser or its Affiliates, which Vehicle providers are set forth on Schedule 16(a).

“Indebtedness” means with respect to any Person (a) all obligations of such Person for borrowed money, whether current or funded, secured or unsecured, (b) all obligations of such Person for the deferred purchase price of any property or services (other than trade accounts payable arising in the ordinary course of the business of such Person), (c) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of a default may be limited to repossession or sale of such property), (d) all obligations of such Person secured by a purchase money mortgage or other lien to secure all or part of the purchase price of property subject to such mortgage or lien, (e) all obligations under leases which shall have been or should be, in accordance with GAAP, recorded as capital leases in respect of which such Person is liable as lessee, (f) any obligation of such Person in respect of bankers’ acceptances or letters of credit, (g) any obligations secured by liens on property acquired by such Person, whether or not such obligations were assumed by such Person at the time of acquisition of such property, (h) all obligations of a type referred to in clause (a), (b), (c), (d), (e), (f), or (g) above which is directly or indirectly guaranteed by such Person or which it has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a credit against loss, and (i) any refinancings of any of the foregoing obligations.

“Initial Public Offering” shall mean the initial sale of common stock of KAR or Purchaser to the public registered under the Securities Act of 1933, as amended from time to time, on Form S-1 or any similar form.

“Intellectual Property” means all intellectual property, proprietary rights and related information, including (a) all trademarks, service marks, trade names, trade dress, logos and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith; (b) all registered and unregistered statutory and common law copyrights and all copyrightable works, (c) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (d) all trade secrets, confidential information, ideas, research and development information, technical and computer data, financial, business and marketing plans and related information, (e) all computer software (including data and related documentation), in both source code and object code forms and (f) all registrations, applications and renewals of any of the foregoing.

“Interim Period” means, in the event that the Closing occurs after January 1, 2008, the period between the first calendar day of the calendar month of the Closing and the Closing Date.

“Inventory” means the Vehicles of Salvage Disposal and Knox.

“KAR” means KAR Holdings, Inc. a Delaware corporation and Purchaser’s parent company.

“Knowledge” means (i) in the case of the Shareholders, the actual knowledge of any of the Shareholders, (ii) in the case of Salvage Disposal, the actual knowledge of Janet L. Covey, Christopher C. Covey or Alexander Cyclone Covey and any knowledge which Janet L. Covey, Christopher C. Covey or Alexander Cyclone Covey could be expected to discover or know after reasonable inquiry of the individuals listed on Schedule 16(b), and (iii) in the case of Purchaser, the actual knowledge of the officer’s of Purchaser or KAR, and Purchaser’s and KAR’s employees involved in the transactions contemplated hereby.

“Knox” means Knox Title Service, Inc., a Tennessee corporation.

“Law” or “Laws” means any local, county, state, federal or other law, statute, regulation, ordinance, rule, order, decree, judgment, consent decree, settlement agreement or governmental requirement enacted, promulgated, entered into, agreed or imposed by any Governmental Entity.

“Leased Real Property” means the real property designated as Leased Real Property on Schedule 4.10(a) which is leased by or provided to Salvage Disposal for use in the operation of the Business.

“Liabilities” means Indebtedness, liabilities or obligations of any nature (whether accrued, absolute, contingent, direct, indirect, known, unknown, perfected, inchoate, unliquidated or otherwise, whether due or to become due).

“Licenses and Permits” mean all licenses, permits, franchises, authorizations, and approvals issued by or under the authority of a Governmental Entity, including but not limited to those regarding Environmental Requirements that relate directly or indirectly to, or are necessary for, the conduct of the Business.

“Material Adverse Effect” means, when used in connection with Salvage Disposal, any fact or effect, or any event, change or development, that individually or in the aggregate has been or would reasonably be expected to (i) be materially adverse to the business, operations, properties, assets, liabilities, condition (financial condition or otherwise) results of operations of Salvage Disposal, or (ii) materially impair the ability of Salvage Disposal or the Shareholders to perform its or their obligations hereunder or to consummate the transactions contemplated by this Agreement, but excluding as to either clause (i) or (ii) any occurrence, event or effect resulting from (a) changes arising from the consummation of the transactions contemplated by, or the announcement of the execution of, this Agreement, (b) conditions affecting the industry in which Salvage Disposal operates and general business or economic conditions or financial markets, (c) seasonality trends affecting Vehicle volume or revenue performance in the industry in which Salvage Disposal operates, (d) compliance by Shareholders or Salvage Disposal with the terms of, or the taking of any action contemplated by this Agreement (unless such compliance or action also constitutes a material breach by Shareholders or Salvage Disposal hereunder), (e) changes or proposed changes in any Laws applicable to Shareholders or Salvage Disposal, (f) changes by the Shareholders or Salvage Disposal in its accounting methods, principles or practice, as required by Laws or income tax-basis accounting principles, (g) any actions that Purchaser has consented to in writing or actions not taken for which Purchaser’s consent was requested and not given (unless Purchaser’s refusal to provide such consent resulted from Salvage Disposal withholding any material fact or making any intentional misrepresentation of material fact in seeking Purchaser’s consent that, if not withheld or made, would have resulted in Purchaser providing such consent), (h) any occurrence, event or effect resulting from a breach of this Agreement by Purchaser and (i) any “act of God,” such as natural disasters and earthquakes, weather or other environmental conditions or events, hostilities, acts of war, sabotage or terrorism or military actions, or any material escalation or worsening of any such hostilities, acts of war, sabotage or terrorism or military actions. For the avoidance of doubt, if the Auto Disposal transaction is not consummated and the condition in Section 8.08 is not met, a Material Adverse Effect will be deemed to have occurred.

“New Real Estate Leases” means the real estate lease agreements, each in the form of Exhibit 3.02(e)-1, to be entered between the Shareholders, and/or certain of Affiliates of the Shareholders, and Purchaser with respect to the parcels of Real Property and on the terms as set forth on Exhibit 3.02(e)-2.

“Offsite Storage Facility” has the meaning ascribed to such term in the definition of Advance Charges.

“Outstanding Bond” means any Existing Bond for which Purchaser has not obtained a Replacement Bond.

“Owned Real Property” means the real property designated as Owned Real Property on Schedule 4.10(a).

“Party” or “Parties” means, singly or collectively, any of the parties to this Agreement including Purchaser, Salvage Disposal, the Shareholders and the Shareholders’ Representative.

“Payoff Amount” means the aggregate amount of all payments specified in the Payoff Letters.

“Payoff Letters” means pay-off letters for Transaction Expenses as listed on Schedule 2.01(b) and from each holder of Indebtedness of Salvage Disposal or Knox as listed on Schedule 2.01(c), indicating that, upon payment of a specified amount, the Transaction Expenses and such holder of Indebtedness shall be paid in full and, if applicable, such holder of Indebtedness shall release its security interest and authorize Purchaser, Salvage Disposal and Knox to file Uniform Commercial Code termination statements, or such other documents or endorsements necessary to release or discharge the financing statements, security interests or other Encumbrances of such holder of Indebtedness, and evidence the release or discharge of such financing statements, security interests or other Encumbrances on or against the assets of Salvage Disposal and Knox.

“Permitted Encumbrances” means the following:

(a) Encumbrances for Taxes that are not yet due and payable (or that are being contested in good faith by appropriate Proceedings);

(b) mechanic’s, materialmen’s, repairmen’s, workmen’s, warehousemen’s, carrier’s and other statutory Encumbrances arising in the ordinary course of business and securing obligations incurred prior to the Closing Date that are not delinquent and that will be paid and discharged in the ordinary course of business or, if delinquent, that are being contested in good faith with any action to foreclose on or attach any asset on account thereof properly stayed;

(c) utility easements, restrictive covenants, defects and other irregularities in title, that, singularly or in the aggregate, will not materially interfere with the ownership, use or operation of the assets (consistent with past practices) to which such matters relate;

(d) Encumbrances created by Purchaser or its successors or assigns, including Encumbrances (if any) in favor of Purchaser’s lender;

(e) restrictions on transfer imposed by or under securities Law; and

(f) Encumbrances listed on Schedule 16(c).

“Person” means any individual, corporation, partnership, joint venture, association, limited liability company, joint-stock company, trust, or unincorporated organization, or any Governmental Entity.

“Personnel” means the current and former officers, employees and/or agents of Salvage Disposal.

“Pre-Closing Payables” shall mean all payables incurred or accrued by Salvage Disposal or Knox in the ordinary course of business on or prior to the Closing Date, including without limitation operating expenses, utility charges and rents, to the extent such payables are of a nature typically recorded as accounts payable on a balance sheet prepared in accordance with GAAP.

“Prepaids Amount” shall mean the aggregate of all amounts prepaid by the Shareholders or Salvage Disposal prior to the Closing Date but which relate to the operation of the Business by Salvage Disposal after the Closing Date, including without limitation prepaid insurance and prepaid amounts to Salvage Disposal’s hardware support vendor.

“Proceeding” means any action, suit, claim, investigation, review or other judicial or administrative proceeding, at Law or in equity, before or by any Governmental Entity or arbitration panel.

“Processed Vehicles” means all Vehicles sold by Purchaser (and, during the Interim Period, if any, by Salvage Disposal and any of the Auto Disposal Entities) at (a) a Seller Facility or (b) any other facility operated by Purchaser if such Vehicles were towed from the Seller’s Territory. Notwithstanding the preceding sentence, “Processed Vehicles” shall not include (a) with respect to any period set forth in Section 2.02(b)(i), (ii) or (iii), any Catastrophe Vehicles unless the number of Catastrophe Vehicles sold during such period at the Seller Facilities is less than One Thousand Five Hundred (1,500) or (b) Vehicles sold by Purchaser at facilities other than Seller Facilities if such Vehicles were (i) supplied by an IAA Vehicle Provider and (ii) the Vehicle was towed from a location that IAA serviced for that particular IAA Vehicle Provider immediately prior to the date hereof. Furthermore, if Purchaser sells a Vehicle from an Acquired IAA Vehicle Provider through an Acquired Facility, then such Vehicle also will not be considered a Processed Vehicle if (a) that particular Acquired IAA Vehicle Provider sold at least one hundred Vehicles through that particular Acquired Facility during the six month period before the IAA Acquisition, (b) the Vehicle was towed from a location that that particular

Acquired Facility serviced for that particular Acquired IAA Vehicle Provider immediately prior to the IAA Acquisition of that Acquired Facility, and (c) the number of Vehicles provided by that particular Acquired IAA Vehicle Provider that are considered Processed Vehicles in the applicable period set forth in Section 2.02(b)(i), (ii) or (iii) exceeds the number of Vehicles sold for that particular Acquired IAA Vehicle Provider in the 2007 calendar year at the Seller Facility physically nearest to the location from which the Vehicle was towed. For purposes of this definition, the date of the sale itself shall be determinative of when the sale occurred and not the date of collection of the consideration, provided that actual collection does in fact occur following the sale in a normal and customary amount of time. For the avoidance of doubt, Vehicles shall be deemed sold at a facility where such Vehicles are principally located at the time of sale, regardless of the method of sale, including, without limitation, “online” sales.

“Protected Salvage Disposal Communications” means all communications by or on behalf of Salvage Disposal or Knox (including, without limitation, any communications by the directors, officers and employees of Salvage Disposal or Knox), on the one hand, and any advisors and counsel to Salvage Disposal or Knox, on the other hand.

“RCRA” means the Resource Conservation and Recovery Act, as amended.

“Related Agreements” means all agreements, instruments and certificates (other than this Agreement) to be executed by Purchaser, Salvage Disposal or any Shareholder in connection with the transactions contemplated by this Agreement, including without limitation the New Real Estate Leases, Transition Services and License Agreement, Verastar License Agreement and the Consulting Agreements.

“Replacement Bond” means each bond or other surety arrangement obtained by Purchaser on behalf of Salvage Disposal in replacement of an Existing Bond.

“Retained Vehicles” means any Vehicle for which Salvage Disposal has received any request or notice (each, a “Retention Notice”) from any Person, including, without limitation, a Governmental Entity, attorney or insurance provider, that Salvage Disposal or Knox shall retain in its inventory any Vehicle in connection with any action, suit, investigation, proceeding, demand, assessment, audit or judgment arising out of any of the foregoing.

“Retention Notice” has the meaning ascribed to such term in the definition of Retained Vehicles.

“Sadisco of Greensboro” means Meca, Inc. dba Sadisco of Greensboro, a North Carolina corporation.

“Sadisco of Macon” means Sadisco of Macon, Inc., a Georgia corporation.

“Securities Act” means the Federal Securities Act of 1933, as amended.

“Seller Facility” is any facility operated by Salvage Disposal or any of the Auto Disposal Entities prior to Closing.

“Seller’s Territory” is the geographical territory set forth on Schedule 16(d).

“Subsidiary” shall mean, with respect to any Person, any corporation, partnership, limited liability company, association or other entity of which securities or other ownership interests representing more than fifty percent (50%) of the ordinary voting power are, at the time as of which any determination is being made, owned or controlled by such Person or one or more Subsidiaries of such Person.

“Target Volume” means Ninety Four Thousand (94,000) Vehicles.

“Tax” means any Federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, motor vehicle sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to Tax or additional amounts in respect of the foregoing; the foregoing shall include any transferee or secondary liability for a Tax and any liability assumed by agreement or arising as a result of being (or ceasing to be) a member of any Affiliated Group (or being included (or required to be included) in any Tax Return relating thereto).

“Tax Returns” means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

“Terminated Agreements” means the 2005 Agreement, Yevoc Guarantee Agreement, Salvage Disposal Guarantees, Auto Disposal Trademark License Agreements, Verastar License Agreement and the Blue Pine Agreements.

“Third Person” means any Person other than a Party or its Affiliates.

“Threatened” shall mean, with respect to any claim, Proceeding, dispute, action, or other matter, that a demand or statement has been made expressly, whether orally or in writing, or any express oral or written notice has been given that such a claim, Proceeding, dispute, action, or other matter will, or is reasonably likely to, be asserted, commenced, taken, or otherwise pursued in the future.

“Tow-In Charges” means all accrued charges for amounts actually advanced by Salvage Disposal or Knox with respect to Vehicles towed from an Offsite Storage Facility to the facility operated by the Business and not yet sold as of the Closing.

“Transaction Expenses” means to the extent unpaid as of the Closing, the aggregate amount of all out-of-pocket fees and expenses incurred by or on behalf of, or paid or to be paid by, the Shareholders, Salvage Disposal or Knox in connection with or otherwise relating to the negotiation, preparation or execution of this Agreement and any documents or agreements contemplated hereby or the performance or consummation of the transactions contemplated hereby including (a) any fees and expenses associated with obtaining necessary or appropriate waivers, consents or approvals on behalf of the Shareholders, Salvage Disposal or Knox; (b) any fees or expenses associated with obtaining the release and termination of any Encumbrances; (c) all brokers’ or finders’ fees; and (d) fees and expenses of counsel, advisors, consultants, investment bankers, accountants, and auditors and experts of the Shareholders, Salvage Disposal or Knox, or their employees, in connection with the transactions contemplated hereby.

“Transition Services and License Agreement” has the meaning ascribed thereto in Section 5.14.

“Vehicles” includes automobiles, trucks, motorcycles, boats, trailers, motor homes, heavy equipment, farm equipment, tractors, snow mobiles, mopeds, ATV’s, and other types of vehicles.

In addition to the terms defined above, the following terms shall have the respective meanings given to them in the Sections set forth below:

Defined Term	Section
2005 Agreement	6.06
2008 Earn-Out Payment	2.02
2009 Earn-Out Payment	2.02
2010 Earn-Out Payment	2.02
Affiliate Transactions	4.29
Agreement	Preamble
Annual Financial Statements	4.06
Authorized Action	15.01
Auto Disposal License Agreement	6.06
Auto Disposal Trademark License Agreements	6.06
Auto Disposal Waiver and Termination	Preliminary Statements
Balance Sheet Date	4.07
Blue Pine Agreements	6.06
Blue Pine Joint Research and Defense Agreement	6.06
Blue Pine License Agreement	6.06
Blue Pine Software Development Assistance and License Agreement	6.06
Business	Preliminary Statements
Calculation	10.01
Claim	12.07
Claim Notice	12.07
Closing	3.01
Closing Date	3.01
Closing Payment	2.01
COBRA	4.15
Collection Period	10.03
Collection Report	10.04
Collection Protest Notice	10.05

Company 401(k) Plan	6.12
Competition Notice	11.01
Competition Objection Notice	11.01
Competition Determination Date	11.01
Confidential Information	11.01
Confidentiality Agreements	4.16
Consulting Agreement	3.02
Continuing Employees	13.01
Deductible	12.04
Deemed Sales Price Allocation	13.01
Default Site	11.01
Deferred Payments	2.02
Earn-Out Payments	2.02
Effective Time	3.01
Employment Agreements	4.16
Excluded Assets	2.04
Excluded Liabilities	2.04
Effective Time	3.01
ERISA	4.15
ERISA Affiliate	4.15
Funds Received During Transition	10.06
Indemnified Party	12.07
Indemnifying Party	12.07
Interim Balance Sheet	4.06
Interim Financial Statements	4.06
Losses	12.02
Material Contracts	4.09
Payables Determination Date	2.03
PCBs	4.17
Period One Calculation Date	10.03
Period Two Calculation Date	10.03
Period Three Calculation Date	10.03
Plan Freezing	6.12
Policy and Policies	4.19
Pre-Closing Payables Amount	2.03
Pre-Closing Payables Excess Amount	2.03
Pre-Closing Tax Period	13.01
Prepaids Amount	2.03
Protest Notice	10.02
Protected Shareholder Communications	7.04
Purchase Price	2.01
Purchaser	Preamble
Purchaser Designated Persons	7.04
Purchaser Indemnified Party	12.02
Purchaser Lease Event	11.01
Purchaser Plan	13.01

Purchaser’s Returns	13.01
Real Property	4.10
Release	3.02
RFP	4.20
Salvage Disposal	Preamble
Salvage Disposal Guarantees	6.06
Section 338(h)(10) Election	13.01
Set-Off	12.09
Set-Off Notice	12.09
Set-Off Objection Notice	12.09
Shareholder Designated Persons	7.04
Shareholder Indemnified Party	12.03
Shareholder(s)	Preamble
Shareholders’ Representative	15.01
Shares	Preliminary Statements
Straddle Period	13.01
Subject Securities	Preliminary Statements
Surveys	13.03(a)
Tax Claim	13.01
Termination Date	14.01(d)
Third Party Notice	12.08
Title Insurer	13.03(a)
Title Policies	13.03(a)
Transition Services and License Agreement	3.02
Treasury Regulations	13.01
Uncollected Funds	10.01
Verastar	Preamble
Verastar Intellectual Property	6.12
Verastar License Agreement	6.06
Verastar Licensed Intellectual Property	6.12
Yevoc Guarantee Agreement	6.06

[SIGNATURES APPEAR ON NEXT PAGE]

IN WITNESS WHEREOF, the Parties hereto have executed, or caused to be executed by their duly authorized representatives, this Agreement as of the date first above written.

PURCHASER:

Insurance Auto Auctions, Inc., an Illinois corporation

By:	/s/ John W. Kett
Name:	John W. Kett
Title:	Senior Vice President and Chief Financial Officer

IN WITNESS WHEREOF, the Parties hereto have executed, or caused to be executed by their duly authorized representatives, this Agreement as of the date first above written.

SHAREHOLDERS:

/s/ Janet L. Covey
Janet L. Covey

/s/ Christopher C. Covey
Christopher C. Covey

/s/ Alexander Cyclone Covey
Alexander Cyclone Covey

/s/ John Luther Covey
John Luther Covey

ALEXANDER CYCLONE COVEY AND DESCENDANTS TRUST

/s/ Alexander Cyclone Covey
Alexander Cyclone Covey, not individually, but solely as Trustee

JOHN LUTHER COVEY AND DESCENDANTS TRUST

/s/ John Luther Covey
John Luther Covey, not individually, but solely as Trustee

IN WITNESS WHEREOF, the Parties hereto have executed, or caused to be executed by their duly authorized representatives, this Agreement as of the date first above written.

SHAREHOLDERS’ REPRESENTATIVE:

Solely for purposes of Sections 1.02, 2.02, 2.03, 6.01, 7.01, 7.02, 7.05, Article X, Article XI, Sections 12.07 and 12.09, Article XIII, Section 14.01 and Section 15.01 hereof:

/s/ Janet L. Covey
Janet L. Covey, not individually, but solely as the Shareholders’ Representative

VERASTAR:

Solely for purposes of Section 6.11 and Article XI hereof:

Verastar, LLC, a Georgia limited liability company

By:	/s/ Janet L. Covey
Name:	Janet L. Covey
Title:	Managing Member

Exhibit A

Shareholders and Subject Securities

Exhibit B

Auto Disposal Waiver and Termination

Annex A

Form of Report to Verify Vehicles Processed

Exhibit 3.02(e)-1

New Real Estate Lease

Exhibit 3.02(e)-2

New Real Estate Lease Terms

Exhibit 3.02(m)

Form of Release

Exhibit 3.02(p)

Transition Services and License Agreement

Exhibit 3.02(q)-1

Consulting Agreements

Exhibit 3.02(q)-2

Consulting Agreement - Parties

Exhibit 3.02(r)

Opinion of Counsel